Form 20-F
period 2015-12-31
SHOPIFY INC.
filed 2016-02-17
CIK 1594805

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 001-37400

Shopify Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of the Registrant’s name into English)

Canada
(Jurisdiction of incorporation or organization)

150 Elgin Street, 8th Floor
Ottawa, Ontario, Canada K2P 1L4
(Address of principal executive offices)

Joseph A. Frasca
General Counsel
150 Elgin Street, 8th Floor
Ottawa, Ontario, Canada K2P 1L4
Tel.: 613-241-2828, E-mail: legal@shopify.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Class A Subordinate Voting Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Class B Multiple Voting Shares

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: As at February 9, 2016, 57,338,837 Class A Subordinate Voting Shares and 23,002,175 Class B Multiple Voting Shares of the Registrant were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.
U.S. GAAP ☑ International Financial Reporting Standards as issued by the Other ☐ International Accounting Standards Board ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

EX-15.1: Management's Discussion & Analysis
EX-23.1: Auditor's Consent

Information Contained in this Annual Report
All information in this Annual Report on Form 20-F, or our Annual Report, is presented as of February 9, 2016 unless otherwise indicated.
In this Annual Report, references to our “solutions” means the combination of products and services that we offer to merchants, and references to “our merchants” as of a particular date means the total number of unique shops that are paying for a subscription to our platform. Unless the context requires otherwise, references in this Annual Report to “Shopify”, “we”, “us”, “our”, or “the Company” include Shopify and all of its subsidiaries.
Words importing the singular, where the context requires, include the plural and vice versa and words importing any gender include all genders.
Presentation of Financial Information
We prepare and report our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our reporting currency is U.S. dollars.

Exchange Rate
We express all amounts in this Annual Report in U.S. dollars, except where otherwise indicated. References to “$” and “US$” are to U.S. dollars and references to “C$” are to Canadian dollars. On February 9, 2016, the Bank of Canada noon rates of exchange for the conversion of U.S. dollars into Canadian dollars was $1.00 = C$1.382.

Forward Looking Information

This Annual Report on Form 20-F contains forward-looking statements under the provisions of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and forward-looking information within the meaning of applicable Canadian securities legislation. These forward-looking statements are based on our management’s perception of historic trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Although we believe that the plans, intentions, expectations, assumptions and strategies reflected in these forward-looking statements are reasonable, these statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied by these forward-looking statements.

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “continue” or the negative of these terms or other comparable terminology. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. In particular, forward-looking statements in this Annual Report include, but are not limited to, statements about:

•	the size of our addressable markets and our ability to serve those markets;

•	the achievement of advances in and expansion of our platform and our solutions;

•	our ability to predict future commerce trends and technology;

•	the intended growth of our business and making investments to drive future growth;

•	our ability to reach economies of scale;

•	the growth of our merchants’ revenues;

•	the growth of our third-party ecosystem, including formation of strategic partnerships;

•	potential selective acquisitions and investments;

•	the expansion of our platform into new markets;

•	fluctuations in our future gross margin percentages; and

•	our expectations on future incurred costs.
Although the forward-looking statements contained in this Annual Report are based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on these statements since actual results may vary from the forward-looking statements. Certain assumptions made in preparing the forward-looking statements include:

•	our ability to generate revenue while controlling our costs and expenses;

•	our ability to manage our growth effectively;

•	the absence of material adverse changes in our industry or the global economy;

•	trends in our industry and markets;

•	our ability to maintain good business relationships with our merchants, vendors and partners;

•
our ability to develop solutions that keep pace with the changes in technology, evolving industry standards, changes to the regulatory environment, new product introductions by competitors and changing merchant preferences and requirements;

•	our ability to protect our intellectual property rights;

•	our continued compliance with third-party license terms and the non-infringement of third-party intellectual property rights;

•	our ability to manage and integrate acquisitions;

•	our ability to retain key personnel; and

•	our ability to raise sufficient debt or equity financing to support our continued growth.
Forward-looking statements involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect our results. Factors that may cause actual results to differ materially from current expectations include:

•	our rapid growth may not be sustainable and depends on our ability to attract new merchants, retain existing merchants and increase sales to both new and existing merchants;

•	our business could be harmed if we fail to manage our growth effectively;

•	we have a history of losses and we may be unable to achieve profitability;

•	our limited operating history in a new and developing market makes it difficult to evaluate our current business and future prospects and may increase the risk that we will not be successful;

•
if we fail to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform in a manner that responds to our merchants’ evolving needs, our business may be adversely affected;

•	a denial of service attack or security breach could delay or interrupt service to our merchants and their customers, harm our reputation or subject us to significant liability;

•	payment transactions on Shopify Payments may subject us to regulatory requirements and other risks that could be costly and difficult to comply with or that could harm our business;

•	we rely on a single supplier to provide the technology we offer through Shopify Payments;

•
if the security of personally identifiable information we store relating to merchants and their customers is breached or otherwise subjected to unauthorized access, our reputation may be harmed and we may be exposed to liability;

•	if our software contains serious errors or defects, we may lose revenue and market acceptance and may incur costs to defend or settle claims with our merchants;

•	exchange rate fluctuations may negatively affect our results of operations;

•	we may be unable to achieve or maintain data transmission capacity;

•	our growth depends in part on the success of our strategic relationships with third parties;

•	if we fail to maintain a consistently high level of customer service, our brand, business and financial results may be harmed;

•	we use a limited number of data centers and any disruption of service at our data facilities could harm our business;

•	if our solutions do not operate as effectively when accessed through mobile devices, our merchants and their customers may not be satisfied with our solutions;

•
changes to technologies used in our platform or new versions or upgrades of operating systems and internet browsers could adversely impact the process by which merchants and customers interface with our platform;

•	the impact of worldwide economic conditions, including the resulting effect on spending by SMBs, may adversely affect our business, operating results and financial condition;

•	we may be subject to claims by third-parties of intellectual property infringement;

•	we may be unable to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third-parties from making unauthorized use of our technology;

•	our use of “open source” software could negatively affect our ability to sell our solutions and subject us to possible litigation;

•
if we are not able to generate traffic to our website through search engines and social networking sites, our ability to attract new merchants may be impaired and if our merchants are not able to generate traffic to their shops through search engines and social networking sites, their ability to attract consumers may be impaired;

•	if we fail to effectively maintain, promote and enhance our brand, our business and competitive advantage may be harmed;

•	if we are unable to hire, retain and motivate qualified personnel, our business will suffer;

•
we are dependent on the continued services and performance of our senior management and other key employees, the loss of any of whom could adversely affect our business, operating results and financial condition;

•	activities of merchants or the content of their shops could damage our brand, subject us to liability and harm our business and financial results;

•	our operating results are subject to seasonal fluctuations;

•	our business is susceptible to risks associated with international sales and the use of our platform in various countries;

•
if third-party apps and themes change such that we do not or cannot maintain the compatibility of our platform with these apps and themes, or if we fail to provide third-party apps and themes that our merchants desire to add to their shops, demand for our platform could decline;

•
we rely on computer hardware, purchased or leased, and software licensed from and services rendered by third-parties in order to provide our solutions and run our business, sometimes by a single-source supplier;

•	we may not be able to compete successfully against current and future competitors;

•	we do not have the history with our solutions or pricing models necessary to accurately predict optimal pricing necessary to attract new merchants and retain existing merchants;

•
we have in the past made and in the future may make acquisitions and investments that could divert management’s attention, result in operating difficulties and dilution to our shareholders and otherwise disrupt our operations and adversely affect our business, operating results or financial position;

•	provisions of our debt instruments may restrict our ability to pursue our business strategies;

•	we may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms;

•	unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition;

•	new tax laws could be enacted or existing laws could be applied to us or our merchants, which could increase the costs of our solutions and adversely impact our business;

•	if we are required to collect state and local business taxes and sales and use taxes in additional jurisdictions, we might be subject to tax liability for past sales;

•	we may not be able to use a significant portion of our tax carryforwards which could adversely affect our profitability;

•	we are dependent upon consumers’ and merchants’ willingness to use the internet for commerce;

•	we may face challenges in expanding into new geographic regions; and

•	our reported financial results may be materially and adversely affected by changes in accounting principles generally accepted in the United States.

These risks are described in further detail in the section entitled “Risk Factors” and elsewhere in this Annual Report. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future results. You should read this Annual Report and the documents that we reference in this Annual Report completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this Annual Report represent our views as of the date of this Annual Report. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. Therefore, these forward-looking statements do not represent our views as of any date other than the date of this Annual Report.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data
The selected financial data set forth in the table below for 2015, 2014 and 2013 has been derived from our audited consolidated financial statements as at December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013. The consolidated statements of operations data for the year ended December 31, 2012 and the consolidated balance sheet data as of December 31, 2013 have been derived from our audited consolidated financial statements not included in this Annual Report. This selected financial data should be read in conjunction with our consolidated financial statements and are qualified entirely by reference to such consolidated financial statements. The selected financial information may not be indicative of our future performance and should be read in conjunction with Part I - Item 5 “Operating and Financial Review and Prospects” and our audited financial statements which are found immediately following the text of this Annual Report. See also Item 8 “Financial Information”. All of our operations are continuing operations and we have not proposed or paid dividends in any of the periods presented.

SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

	Years ended
	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012
	(in thousands, except share and per share data)
Consolidated Statement of Operations Information:
Revenues:
Subscription solutions	$111,979	$66,668	$38,339	$19,200
Merchant solutions	93,254	38,350	11,913	4,513
	205,233	105,018	50,252	23,713
Cost of revenues (1):
Subscription solutions	24,531	16,790	8,504	4,291
Merchant solutions	69,631	26,433	5,009	485
	94,162	43,223	13,513	4,776
Gross profit	111,071	61,795	36,739	18,937
Operating expenses:
Sales and marketing (1)	70,374	45,929	23,351	12,262
Research and development (1)(2)	39,722	25,915	13,682	6,452
General and administrative (1)(3)	18,731	11,566	3,975	1,737
	128,827	83,410	41,008	20,451
Loss from operations	(17,756)	(21,615)	(4,269)	(1,514)
Other income (expense)	(1,034)	(696)	(568)	282
Net loss and comprehensive loss	$(18,790)	$(22,311)	$(4,837)	$(1,232)
Basic and diluted net loss per share attributable to shareholders (3)	$(0.30)	$(0.57)	$(0.13)	$(0.03)
Weighted average shares used to compute basic and diluted net loss per share attributable to shareholders(4)	61,716,065	38,940,252	37,248,710	36,155,333

(1) Includes stock-based compensation expense and related payroll taxes as follows:

	Years ended
	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012
	(in thousands)
Cost of revenues	$345	$259	$113	$11
Sales and marketing	1,351	696	354	66
Research and development	6,373	2,776	1,152	282
General and administrative	2,419	712	147	49
	$10,488	$4,443	$1,766	$408

(2) Net of refundable tax credits ($1,058, $1,295, $891 and $902 for the years ended December 31, 2015, 2014, 2013 and 2012, respectively).

(3) Includes sales and use taxes of $566, $2,182, nil and nil for the years ended December 31, 2015, 2014, 2013 and 2012, respectively.

(4) For the periods preceding our initial public offering, does not give effect to the conversion of Series A, Series B and Series C convertible preferred shares, which occurred upon the consummation of our initial public offering on May 27, 2015.

SELECTED CONSOLIDATED BALANCE SHEET DATA

	Years ended
	December 31, 2015	December 31, 2014	December 31, 2013
	(in thousands)
Balance Sheet Information:
Cash, cash equivalents and marketable securities	$190,173	$59,662	$83,529
Working capital	165,228	48,610	77,960
Total assets	243,712	95,193	95,788
Total liabilities	48,395	27,461	10,407
Capital stock	243,171	96,796	92,134

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk Factors
Investing in our shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this Annual Report, including our “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which is attached hereto as Exhibit 15.1 and our audited financial statements and related notes which are found immediately following the text of this Annual Report, before deciding to invest in our Class A subordinate voting shares. The risks and uncertainties described below may not be the only ones we face, and the occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future prospects. In these circumstances, the market price of our Class A subordinate voting shares could decline, and you may lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See “Forward Looking Information.”

Risks Related to Our Business and Industry

Our rapid growth may not be sustainable and depends on our ability to attract new merchants, retain existing merchants and increase sales to both new and existing merchants.

We principally generate revenues through the sale of subscriptions to our platform and the sale of additional solutions to our merchants. Our subscription plans typically have a one-month term, although a small percentage of our merchants have annual or multi-year subscription terms. Our merchants have no obligation to renew their subscriptions after their subscription term expires. As a result, even though the number of merchants using our platform has grown rapidly in recent years, there can be no assurance that we will be able to retain these merchants. We have historically experienced merchant turnover as a result of many of our merchants being small- and medium-sized businesses, or SMBs, that are more susceptible than larger businesses to general economic conditions and other risks affecting their businesses. Many of these SMBs are in the entrepreneurial stage of their development and there is no guarantee that their businesses will succeed. Our costs associated with subscription renewals are substantially lower than costs associated with generating revenue from new merchants or costs associated with generating sales of additional solutions to existing merchants. Therefore, if we are unable to retain merchants or if we are unable to increase revenues from existing merchants, even if such losses are offset by an increase in new merchants or an increase in other revenues, our operating results could be adversely impacted.

We may also fail to attract new merchants, retain existing merchants or increase sales to both new and existing merchants as a result of a number of other factors, including: reductions in our current or potential merchants’ spending levels; competitive factors affecting the software as a service, or SaaS, business software applications market, including the introduction of competing platforms, discount pricing and other strategies that may be implemented by our competitors; our ability to execute on our growth strategy and operating plans; a decline in our merchants’ level of satisfaction with our platform and merchants’ usage of our platform; the difficulty and cost to switch to a competitor may not be significant for many of our merchants; changes in our relationships with third parties, including our partners, app developers, theme designers, referral sources and payment processors; the timeliness and success of new products and services we may offer in the future; the frequency and severity of any system outages; technological change; and our focus on long-term value over short-term results, meaning that we may make strategic decisions that may not maximize our short-term revenue or profitability if we believe that the decisions are consistent with our mission and will improve our financial performance over the long-term.

Additionally, we anticipate that our growth rate will decline over time to the extent that the number of merchants using our platform increases and we achieve higher market penetration rates. To the extent our growth rate slows, our business performance will become increasingly dependent on our ability to retain existing merchants and increase sales to existing merchants.

Our business could be harmed if we fail to manage our growth effectively.

The rapid growth we have experienced in our business places significant demands on our operational infrastructure. The scalability and flexibility of our platform depends on the functionality of our technology and network infrastructure and its ability to handle increased traffic and demand for bandwidth. The growth in the number of merchants using our platform and the number of orders processed through our platform has increased the amount of data and requests that we process. Any problems with the transmission of increased data and requests could result in harm to our brand or reputation. Moreover, as our business grows, we will need to devote additional resources to improving our operational infrastructure and continuing to enhance its scalability in order to maintain the performance of our platform.

Our growth has placed, and will likely continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. We have grown from 334 employees at December 31, 2013 to 1,048 employees and contractors at December 31, 2015. We intend to further expand our overall business, including headcount, with no assurance that our revenues will continue to grow. As we grow, we will be required to continue to improve our operational and financial controls and reporting procedures and we may not be able to do so effectively. In addition, some members of our management do not have significant experience managing a large global business operation, so our management may not be able to manage such growth effectively. As such, we may be unable to manage our expenses effectively in the future, which may negatively impact our gross profit or operating expenses.

In addition, we believe that an important contributor to our success has been our corporate culture, which we believe fosters innovation, teamwork, passion for our merchants and a focus on attractive design and technologically advanced and well-crafted software. Most of our employees have been with us for fewer than two years as a result of our rapid growth. As we continue to grow, we must effectively integrate, develop and motivate a growing number of new employees, and we must effectively preserve our ability to execute quickly on new features and initiatives. As a result, we may find it difficult to maintain our corporate culture, which could limit our ability to innovate and operate effectively. Any failure to preserve our culture could also negatively affect our ability to retain and recruit personnel, to continue to perform at current levels or to execute on our business strategy effectively and efficiently.

We have a history of losses and we may be unable to achieve profitability.

We incurred net losses of $18.8 million in 2015, $22.3 million in 2014, and $4.8 million in 2013. At December 31, 2015, we had an accumulated deficit of $47.9 million. These losses and accumulated deficit are a result of the substantial investments we made to grow our business and we expect to make significant expenditures to expand our business in the future. We expect to increase our investment in sales and marketing as we continue to spend on marketing activities and expand our partner referral programs. We plan to increase our investment in research and development as we continue to introduce new products and services to extend the functionality of our platform. We also intend to invest in maintaining our high level of merchant service and support, which we consider critical for our continued success. In order to support the continued growth of our business and to comply with continuously changing security and operational requirements, we plan to continue investing in our data center and network infrastructure. These increased expenditures will make it harder for us to achieve profitability and we cannot predict if we will achieve profitability in the near term or at all. Historically, our costs have increased each year due to these factors and we expect to continue to incur increasing costs to support our anticipated future growth. We also expect to incur additional general and administrative expenses as a result of both our growth and the increased costs associated with being a public company. If the costs associated with acquiring new merchants materially rise in the future, including the fees we pay to third parties to market our platform, our expenses may rise significantly. If we are unable to generate adequate revenue growth and manage our expenses, we may continue to incur significant losses and may not achieve or maintain profitability.

We may make decisions that would reduce our short-term operating results if we believe those decisions will improve the experiences of our merchants and their customers and if we believe such decisions will improve our operating results over the long term. These decisions may not be consistent with the expectations of investors and may not produce the long-term benefits that we expect, in which case our business may be materially and adversely affected.

Our limited operating history in a new and developing market makes it difficult to evaluate our current business and future prospects and may increase the risk that we will not be successful.

We launched the Shopify platform in 2006 and the majority of our revenue growth has occurred in 2013, 2014 and 2015. This short history makes it difficult to accurately assess our future prospects. We also operate in a new and developing market that may not develop as we expect. You should consider our future prospects in light of the challenges and uncertainties that we face, including the fact that our business has grown rapidly and it may not be possible to discern fully the trends that we are subject to, that we operate in a new and developing market and that elements of our business strategy are new and subject to ongoing development. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including increasing and unforeseen expenses as we continue to grow our business. If we do not manage these risks successfully, our business, results of operations and prospects will be harmed.

If we fail to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform in a manner that responds to our merchants’ evolving needs, our business may be adversely affected.

The markets in which we compete are characterized by constant change and innovation and we expect them to continue to evolve rapidly. Our success has been based on our ability to identify and anticipate the needs of our merchants and design a platform that provides them with the tools they need to operate their businesses. Our ability to attract new merchants, retain existing merchants and increase sales to both new and existing merchants will depend in large part on our ability to continue to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform.

We may experience difficulties with software development that could delay or prevent the development, introduction or implementation of new solutions and enhancements. Software development involves a significant amount of time for our research and development team, as it can take our developers months to update, code and test new and upgraded solutions and integrate them into our platform. We must also continually update, test and enhance our software platform. For example, our design team spends a significant amount of time and resources incorporating various design enhancements, such as customized colors, fonts, content and other features, into our platform. The continual improvement and enhancement of our platform requires significant investment and we may not have the resources to make such investment. Our improvements and enhancements may not result in our ability to recoup our investments in a timely manner, or at all. To the extent we are not able to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform in a manner that responds to our merchants’ evolving needs, our business, operating results and financial condition will be adversely affected.

A denial of service attack or security breach could delay or interrupt service to our merchants and their customers, harm our reputation or subject us to significant liability.

In the past, we have been subject to distributed denial of service, or DDoS, attacks, a technique used by hackers to take an internet service offline by overloading its servers. Our platform and our third-party apps may be subject to DDoS attacks in the future and we cannot guarantee that applicable recovery systems, security protocols, network protection mechanisms and other procedures are or will be adequate to prevent network and service interruption, system failure or data loss. Moreover, our platform and our third-party apps could be breached if vulnerabilities in our platform or our third-party apps are exploited by unauthorized third parties. Since techniques used to obtain unauthorized access change frequently and the size of DDoS attacks are increasing, we may be unable to implement adequate preventative measures or stop the attacks while they are occurring. A DDoS attack or security breach could delay or interrupt service to our merchants and their customers and may deter consumers from visiting our merchants’ shops. In addition, any actual or perceived DDoS attack or security breach could damage our reputation and brand, expose us to a risk of litigation and possible liability and require us to expend significant capital and other resources to alleviate problems caused by the DDoS attack or security breach. Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data and our agreements with certain merchants require us to notify them in the event of a security incident. Such mandatory disclosures could lead to negative publicity and may cause our merchants to lose confidence in the effectiveness of our data security measures. Moreover, if a high profile security breach occurs with respect to another SaaS provider, merchants may lose trust in the security of the SaaS business model generally, which could adversely impact our ability to retain existing merchants or attract new ones.

Payment transactions on Shopify Payments may subject us to regulatory requirements and other risks that could be costly and difficult to comply with or that could harm our business.

Many of our merchants use Shopify Payments, an integrated payment processing solution that allows them to accept payments on major payment cards. We are subject to a number of risks related to payments processed through Shopify Payments, including:

•	we pay interchange and other fees, which may increase our operating expenses;

•	if we are unable to maintain our chargeback rate at acceptable levels, our credit card fees may increase or credit card issuers may terminate their relationship with us;

•	increased costs and diversion of management time and effort and other resources to deal with fraudulent transactions or chargeback disputes;

•	potential fraudulent or otherwise illegal activity by merchants, their customers, developers, employees or third parties;

•	restrictions on funds or required reserves related to payments; and

•	additional disclosure and other requirements, including new reporting regulations and new credit card association rules.
We are required by our payment processors to comply with payment card network operating rules and we have agreed to reimburse our payment processors for any fines they are assessed by payment card networks as a result of any rule violations by us or our merchants. The payment card networks set and interpret the card rules. In addition, we face the risk that one or more payment card networks or other processors may, at any time, assess penalties against us or terminate our ability to accept credit card payments or other forms of online payments from customers, which would have an adverse effect on our business, financial condition and operating results.

If we fail to comply with the rules and regulations adopted by the payment card networks, including the Payment Card Industry Data Security Standard, or PCI DSS, we would be in breach of our contractual obligations to our payment processors, financial institutions, partners and merchants. Such failure to comply may subject us to fines, penalties, damages, higher transaction fees and civil liability, and could eventually prevent us from processing or accepting payment cards or could lead to a loss of payment processor partners, even if there is no compromise of customer information.

We are currently subject to a variety of laws and regulations in Canada, the United States, the United Kingdom and elsewhere related to payment processing, including those governing cross-border and domestic money transmission, gift cards and other prepaid access instruments, electronic funds transfers, foreign exchange, anti-money laundering, counter-terrorist financing, banking and import and export restrictions. Depending on how Shopify Payments and our other merchant solutions evolve, we may be subject to additional laws in Canada, the United States, the United Kingdom, Australia and elsewhere. In some jurisdictions, the application or interpretation of these laws and regulations is not clear. Our efforts to comply with these laws and regulations could be costly and result in diversion of management time and effort and may still not guarantee compliance. In the event that we are found to be in violation of any such legal or regulatory requirements, we may be subject to monetary fines or other penalties such as a cease and desist order, or we may be required to make changes to our platform, any of which could have an adverse effect on our business, financial condition and results of operations.

We rely on a single supplier to provide the technology we offer through Shopify Payments.

In order to provide Shopify Payments, we have entered into payment service provider agreements with Stripe Inc., or Stripe. These payment service provider agreements renew every 12 months, unless either party provides a notice of termination prior to the end of the then current term. These agreements are integral to Shopify Payments and any disruption or problems with Stripe or its services could have an adverse effect on our reputation, results of operations and financial results. If Stripe were to terminate its relationship with us, we could incur substantial delays and expense in finding and integrating an alternative payment service provider into Shopify Payments, and the quality and reliability of such alternative payment service provider may not be comparable. Any long term or permanent disruption in Shopify Payments would decrease our revenues from merchant solutions, since our merchants would be required to use one of the alternative payment gateways offered through our platform.

We store personally identifiable information of our merchants and their customers. If the security of this information is compromised or otherwise subjected to unauthorized access, our reputation may be harmed and we may be exposed to liability.

We store personally identifiable information, credit card information and other confidential information of our merchants and their customers. The third-party apps sold on our platform may also store personally identifiable information, credit card information and other confidential information of our merchants and their customers. We do not regularly monitor or review the content that our merchants upload and store and, therefore, do not control the substance of the content on our servers, which may include personal information. We may experience successful attempts by third parties to obtain unauthorized access to the personally identifiable information of our merchants and their customers. This information could also be otherwise exposed through human error, malfeasance or otherwise. The unauthorized access or compromise of this personally identifiable information could have a material adverse affect on our business, financial condition and results of operations. Even if such a data breach were to affect one or more of our competitors, the resulting consumer concern could negatively affect our merchants and our business.

We are also subject to federal, state, provincial and foreign laws regarding privacy and protection of data. Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data and our agreements with certain merchants require us to notify them in the event of a security incident. We post on our website our privacy policy and terms of service, which describe our practices concerning the use, transmission and disclosure of merchant data and data relating to their customers. In addition, the interpretation of data protection laws in the United States, Canada, the European Union and elsewhere, and their application to the internet, is unclear and in a state of flux. There is a risk that these laws may be interpreted and applied in conflicting ways from jurisdiction to jurisdiction, and in a manner that is not consistent with our current data protection practices. Changes to such data protection laws may impose more stringent requirements for compliance and impose significant penalties for non-compliance. Any such new laws or regulations, or changing interpretations of existing laws and regulations, may cause us to incur significant costs and expend significant effort to ensure compliance. Because our services are accessible worldwide, certain foreign jurisdictions may claim that we are required to comply with their laws, including in jurisdictions where we have no local entity, employees or infrastructure.

Our failure to comply with federal, state, provincial and foreign laws regarding privacy and protection of data could lead to significant fines and penalties imposed by regulators, as well as claims by our merchants or their customers. These proceedings or violations could force us to spend money in defense or settlement of these proceedings, result in the imposition of monetary liability, diversion of management’s time and attention, increase our costs of doing business, and materially adversely affect our reputation and the demand for our solutions. In addition, if our security measures fail to protect credit card information adequately, we could be liable to both our merchants and their customers for their losses, as well as our payments processing partners under our agreements with them. As a result, we could be subject to fines and higher transaction fees, we could face regulatory action, and our merchants could end their relationships with us. There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim. We also cannot be sure that our existing insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims, or that our insurers will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on our business, financial condition and results of operations.

If our software contains serious errors or defects, we may lose revenue and market acceptance and may incur costs to defend or settle claims with our merchants.

Software such as ours often contains errors, defects, security vulnerabilities or software bugs that are difficult to detect and correct, particularly when first introduced or when new versions or enhancements are released. Despite internal testing, our platform may contain serious errors or defects, security vulnerabilities or software bugs that we may be unable to successfully correct in a timely manner or at all, which could result in lost revenue, significant expenditures of capital, a delay or loss in market acceptance and damage to our reputation and brand, any of which could have an adverse effect on our business, financial condition and results of operations. Furthermore, our platform is a multi-tenant cloud based system that allows us to deploy new versions and enhancements to all of our merchants simultaneously. To the extent we deploy new versions or enhancements that contain errors, defects, security vulnerabilities or software bugs to all of our merchants simultaneously, the consequences would be more severe than if such versions or enhancements were only deployed to a smaller number of our merchants.

Since our merchants use our services for processes that are critical to their businesses, errors, defects, security vulnerabilities, service interruptions or software bugs in our platform could result in losses to our merchants. Our merchants may seek significant compensation from us for any losses they suffer or cease conducting business with us altogether. Further, a merchant could share information about bad experiences on social media, which could result in damage to our reputation and loss of future sales. There can be no assurance that provisions typically included in our agreements with our merchants that attempt to limit our exposure to claims would be enforceable or adequate or would otherwise protect us from liabilities or damages with respect to any particular claim. Even if not successful, a claim brought against us by any of our merchants would likely be time-consuming and costly to defend and could seriously damage our reputation and brand, making it harder for us to sell our solutions.

Exchange rate fluctuations may negatively affect our results of operations.

While most of our revenues are denominated in U.S. dollars, a significant portion of our operating expenses are incurred in Canadian dollars. As a result, our results of operations will be adversely impacted by an increase in the value of the Canadian dollar relative to the U.S. dollar. Exchange rate fluctuations may also affect our merchant solutions. For example, we generate revenue through Shopify Payments in the local currency of the country in which the applicable merchant is located. As a result, we will be further exposed to currency fluctuations to the extent non-U.S. dollar revenues from Shopify Payments increase. The value of the Canadian dollar relative to the U.S. dollar has varied significantly and investors are cautioned that past and current exchange rates are not indicative of future exchange rates.

We may be unable to achieve or maintain data transmission capacity.

Our merchants often draw significant numbers of consumers to their shops over short periods of time, including from events such as new product releases, holiday shopping seasons and flash sales, which significantly increases the traffic on our servers and the volume of transactions processed on our platform. Our servers may be unable to achieve or maintain data transmission capacity high enough to handle increased traffic or process orders in a timely manner. Our failure to achieve or maintain high data transmission capacity could significantly reduce demand for our solutions. In the future, we may be required to allocate resources, including spending substantial amounts of money, to build, purchase or lease additional data centers and equipment and upgrade our technology and network infrastructure in order to handle the increased load. Our ability to deliver our solutions also depends on the development and maintenance of internet infrastructure by third-parties, including the maintenance of reliable networks with the necessary speed, data capacity and bandwidth. If one of these third-parties suffers from capacity constraints, our business may be adversely affected. In addition, because we and our merchants generate a disproportionate amount of revenue in the fourth quarter, any disruption in our merchants’ ability to process and fulfill customer orders in the fourth quarter could have a disproportionately negative effect on our operating results.

Our growth depends in part on the success of our strategic relationships with third parties.

We anticipate that the growth of our business will continue to depend on third-party relationships, including relationships with our app developers, theme designers, referral sources, resellers, payment processors and other partners. In addition to growing our third-party partner ecosystem, we intend to pursue additional relationships with other third-parties, such as technology and content providers and implementation consultants. Identifying, negotiating and documenting relationships with third parties requires significant time and resources as does integrating third-party content and technology. Some of the third parties that sell our services have the direct contractual relationships with the merchants, and therefore we risk the loss of such merchants if the third parties fail to perform their obligations. Our agreements with providers of cloud hosting, technology, content and consulting services are typically non-exclusive and do not prohibit such service providers from working with our competitors or from offering competing services. These third-party providers may choose to terminate their relationship with us or to make material changes to their businesses, products or services. Our competitors may be effective in providing incentives to third parties to favor their products or services or to prevent or reduce subscriptions to our platform. In addition, these providers may not perform as expected under our agreements or under their agreements with our merchants, and we or our merchants may in the future have disagreements or disputes with such providers. If we lose access to products or services from a particular supplier, or experience a significant disruption in the supply of products or services from a current supplier, especially a single-source supplier, it could have an adverse effect on our business and operating results.

If we fail to maintain a consistently high level of customer service, our brand, business and financial results may be harmed.

We believe our focus on customer service and support is critical to onboarding new merchants and retaining our existing merchants and growing our business. As a result, we have invested heavily in the quality and training of our support team along with the tools they use to provide this service. If we are unable to maintain a consistently high level of customer service, we may lose existing merchants. In addition, our ability to attract new merchants is highly dependent on our reputation and on positive recommendations from our existing merchants. Any failure to maintain a consistently high level of customer service, or a market perception that we do not maintain high-quality customer service, could adversely affect our reputation and the number of positive merchant referrals that we receive.

We use a limited number of data centers to deliver our services. Any disruption of service at these facilities could harm our business.

We currently manage our services and serve all of our merchants from two third-party data center facilities. While we own the hardware on which our platform runs and deploy this hardware to the data center facilities, we do not control the operation of these facilities. We have experienced, and may in the future experience, failures at the third-party data centers where our hardware is deployed from time to time. Data centers are vulnerable to damage or interruption from human error, intentional bad acts, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events. Any of these events could result in lengthy interruptions in our services. Changes in law or regulations applicable to data centers in various jurisdictions could also cause a disruption in service. Interruptions in our services would reduce our revenue, subject us to potential liability and adversely affect our ability to retain our merchants or attract new merchants. The performance, reliability and availability of our platform is critical to our reputation and our ability to attract and retain merchants. Merchants could share information about bad experiences on social media, which could result in damage to our reputation and loss of future sales. The property and business interruption insurance coverage we carry may not be adequate to compensate us fully for losses that may occur.

Our agreements with our third-party data facility providers terminate on May 31, 2018 and September 15, 2018, respectively. The agreements do not provide for early termination without cause, as defined therein. Upon expiration of the initial term, both agreements will automatically renew for successive 12-month periods unless appropriate notice is provided. However, when our agreements with the third-party data facilities terminate, the owners of the data facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, or if the owners of the data facilities decide to close such facilities, we may be required to transfer to new data center facilities and we may incur costs and possible service interruption in connection with doing so.

Mobile devices are increasingly being used to conduct commerce, and if our solutions do not operate as effectively when accessed through these devices, our merchants and their customers may not be satisfied with our services, which could harm our business.

We are dependent on the interoperability of our platform with third-party mobile devices and mobile operating systems as well as web browsers that we do not control. Any changes in such devices, systems or web browsers that degrade the functionality of our platform or give preferential treatment to competitive services could adversely affect usage of our platform. Effective mobile functionality is integral to our long-term development and growth strategy. In the event that our merchants and their customers have difficulty accessing and using our platform on mobile devices, our business and operating results could be adversely affected.

Our business and prospects would be harmed if changes to technologies used in our platform or new versions or upgrades of operating systems and internet browsers adversely impact the process by which merchants and consumers interface with our platform.

We believe the simple and straightforward interface for our platform has helped us to expand and offer our solutions to merchants with limited technical expertise. In the future, providers of internet browsers could introduce new features that would make it difficult for merchants to use our platform. In addition, internet browsers for desktop or mobile devices could introduce new features, change existing browser specifications such that they would be incompatible with our platform, or prevent consumers from accessing our merchants’ shops. Any changes to technologies used in our platform, to existing features that we rely on, or to operating systems or internet browsers that make it difficult for merchants to access our platform or consumers to access our merchants’ shops, may make it more difficult for us to maintain or increase our revenues and could adversely impact our business and prospects.

The impact of worldwide economic conditions, including the resulting effect on spending by SMBs, may adversely affect our business, operating results and financial condition.

A majority of the merchants that use our platform are SMBs and many of our merchants are in the entrepreneurial stage of their development. Our performance is subject to worldwide economic conditions and their impact on levels of spending by SMBs and their customers. SMBs and entrepreneurs may be disproportionately affected by economic downturns. SMBs and entrepreneurs frequently have limited budgets and may choose to allocate their spending to items other than our platform, especially in times of economic uncertainty or recessions.

Economic downturns may also adversely impact retail sales, which could result in merchants who use our platform going out of business or deciding to stop using our services in order to conserve cash. Weakening economic conditions may also adversely affect third-parties with whom we have entered into relationships and upon which we depend in order to grow our business. Uncertain and adverse economic conditions may also lead to increased refunds and chargebacks, any of which could adversely affect our business.

We may be subject to claims by third-parties of intellectual property infringement.

The software industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patents and other intellectual property rights. Third parties have in the past asserted, and may in the future assert, that our platform, solutions, technology, methods or practices infringe, misappropriate or otherwise violate their intellectual property or other proprietary rights. Such claims may be made by our competitors seeking to obtain a competitive advantage or by other parties. Additionally, in recent years, non-practicing entities have begun purchasing intellectual property assets for the purpose of making claims of infringement and attempting to extract settlements from companies like ours. The risk of claims may increase as the number of solutions that we offer and competitors in our market increases and overlaps occur. In addition, to the extent that we gain greater visibility and market exposure, we face a higher risk of being the subject of intellectual property infringement claims.

Any such claims, regardless of merit, that result in litigation could result in substantial expenses, divert the attention of management, cause significant delays in introducing new or enhanced services or technology, materially disrupt the conduct of our business and have a material and adverse effect on our brand, business, financial condition and results of operations. Although we do not believe that our proprietary technology, processes and methods have been patented by any third party, it is possible that patents have been issued to third parties that cover all or a portion of our business. As a consequence of any patent or other intellectual property claims, we could be required to pay substantial damages, develop non-infringing technology, enter into royalty-bearing licensing agreements, stop selling or marketing some or all of our solutions or re-brand our solutions. We may also be obligated to indemnify our merchants or partners or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify applications or refund fees, which could be costly. If it appears necessary, we may seek to secure license rights to intellectual property that we are alleged to infringe at a significant cost, potentially even if we believe such claims to be without merit. If required licenses cannot be obtained, or if existing licenses are not renewed, litigation could result. Litigation is inherently uncertain and can cause us to expend significant money, time and attention to it, even if we are ultimately successful. Any adverse decision could result in a loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses for alternative technologies from third-parties, prevent us from offering all or a portion of our solutions and otherwise negatively affect our business and operating results.

We may be unable to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third-parties from making unauthorized use of our technology.

Our trade secrets, trademarks, trade dress, domain names, copyrights, trade secrets and other intellectual property rights are important to our business. We rely on a combination of confidentiality clauses, assignment agreements and license agreements with employees and third parties, trade secrets, copyrights and trademarks to protect our intellectual property and competitive advantage, all of which offer only limited protection. The steps we take to protect our intellectual property require significant resources and may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. We may be required to use significant resources to monitor and protect these rights. Despite our precautions, it may be possible for unauthorized third parties to copy our platform and use information that we regard as proprietary to create services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our proprietary information may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, we hold no issued patents and thus would not be entitled to exclude or prevent our competitors from using our proprietary technology, methods and processes to the extent independently developed by our competitors.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to our proprietary information and trade secrets. The confidentiality agreements on which we rely to protect certain technologies may be breached, may not be adequate to protect our confidential information, trade secrets and proprietary technologies and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, trade secrets or proprietary technology. Further, these agreements do not prevent our competitors or others from independently developing software that is substantially equivalent or superior to our software. In addition, others may independently discover our trade secrets and confidential information, and in such cases, we likely would not be able to assert any trade secret rights against such parties. Additionally, we may from time to time be subject to opposition or similar proceedings with respect to applications for registrations of our intellectual property, including our trademarks. While we aim to acquire adequate protection of our brand through trademark registrations in key markets, occasionally third parties may have already registered or otherwise acquired rights to identical or similar marks for services that also address our market. We rely on our brand and trademarks to identify our platform and to differentiate our platform and services from those of our competitors, and if we are unable to adequately protect our trademarks third parties may use our brand names or trademarks similar to ours in a manner that may cause confusion in the market, which could decrease the value of our brand and adversely affect our business and competitive advantages.

Policing unauthorized use of our intellectual property and misappropriation of our technology and trade secrets is difficult and we may not always be aware of such unauthorized use or misappropriation. Despite our efforts to protect our intellectual property rights, unauthorized third-parties may attempt to use, copy or otherwise obtain and market or distribute our intellectual property rights or technology or otherwise develop services with the same or similar functionality as our platform. If our competitors infringe, misappropriate or otherwise misuse our intellectual property rights and we are not adequately protected, or if our competitors are able to develop a platform with the same or similar functionality as ours without infringing our intellectual property, our competitive advantage and results of operations could be harmed. Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. As a result, we may be aware of infringement by our competitors but may choose not to bring litigation to enforce our intellectual property rights due to the cost, time and distraction of bringing such litigation. Furthermore, if we do decide to bring litigation, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits challenging or opposing our right to use and otherwise exploit particular intellectual property, services and technology or the enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our solutions, impair the functionality of our platform, prevent or delay introductions of new or enhanced solutions, result in our substituting inferior or more costly technologies into our platform or injure our reputation. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to developing and protecting their technology or intellectual property rights than we do.

Our use of “open source” software could negatively affect our ability to sell our solutions and subject us to possible litigation.

Our solutions incorporate and are dependent to a significant extent on the use and development of “open source” software and we intend to continue our use and development of open source software in the future. Such open source software is generally licensed by its authors or other third-parties under open source licenses and is typically freely accessible, usable and modifiable. Pursuant to such open source licenses, we may be subject to certain conditions, including requirements that we offer our proprietary software that incorporates the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of the particular open source license. If an author or other third party that uses or distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our solutions that contained or are dependent upon the open source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our solutions. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our platform. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts. As there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses, the potential impact of these terms on our business is uncertain and may result in unanticipated obligations regarding our solutions and technologies. It is our view that we do not distribute our software, since no installation of our software is necessary and our platform is accessible solely through the “cloud.” Nevertheless, this position could be challenged. Any requirement to disclose our proprietary source code, termination of open source license rights or payments of damages for breach of contract could be harmful to our business, results of operations or financial condition, and could help our competitors develop products and services that are similar to or better than ours.

In addition to risks related to license requirements, usage of open source software can lead to greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties, controls on the origin or development of the software, or remedies against the licensors. Many of the risks associated with usage of open source software cannot be eliminated and could adversely affect our business.

Although we believe that we have complied with our obligations under the various applicable licenses for open source software, it is possible that we may not be aware of all instances where open source software has been incorporated into our proprietary software or used in connection with our solutions or our corresponding obligations under open source licenses. We do not have robust open source software usage policies or monitoring procedures in place. We rely on multiple software programmers to design our proprietary software and we cannot be certain that our programmers have not incorporated open source software into our proprietary software that we intend to maintain as confidential or that they will not do so in the future. To the extent that we are required to disclose the source code of certain of our proprietary software developments to third-parties, including our competitors, in order to comply with applicable open source license terms, such disclosure could harm our intellectual property position, competitive advantage, results of operations and financial condition. In addition, to the extent that we have failed to comply with our obligations under particular licenses for open source software, we may lose the right to continue to use and exploit such open source software in connection with our operations and solutions, which could disrupt and adversely affect our business.

We rely on search engines and social networking sites to attract a meaningful portion of our merchants. If we are not able to generate traffic to our website through search engines and social networking sites, our ability to attract new merchants may be impaired. In addition, if our merchants are not able to generate traffic to their shops through search engines and social networking sites, their ability to attract consumers may be impaired.

Many of our merchants locate our website through internet search engines, such as Google, and advertisements on social networking sites, such as Facebook. The prominence of our website in response to internet searches is a critical factor in attracting potential merchants to our platform. If we are listed less prominently or fail to appear in search results for any reason, visits to our website could decline significantly, and we may not be able to replace this traffic.

Similarly, many consumers locate our merchants’ shops through internet search engines and advertisements on social networking sites. If our merchants’ shops are listed less prominently or fail to appear in search results for any reason, visits to our merchants’ shops could decline significantly. As a result, our merchants’ businesses may suffer, which would affect the GMV that they process through our platform and could affect the ability of such merchants to pay for our solutions.

Search engines revise their algorithms from time to time in an attempt to optimize their search results. If search engines modify their algorithms, our website and our merchants’ shops may appear less prominently or not at all in search results, which could result in reduced traffic to our website and to our merchants’ shops.

Additionally, if the price of marketing our solutions over search engines or social networking sites increases, we may incur additional marketing expenses or may be required to allocate a larger portion of our marketing spend to search engine marketing and our business and operating results could be adversely affected. Furthermore, competitors may in the future bid on the search terms that we use to drive traffic to our website. Such actions could increase our marketing costs and result in decreased traffic to our website. In addition, search engines or social networking sites may change their advertising policies from time to time. If any change to these policies delays or prevents us from advertising through these channels, it could result in reduced traffic to our website and sales of our solutions. As well, new search engines or social networking sites may develop, particularly in specific jurisdictions, that reduce traffic on existing search engines and social networking sites. and if we are not able to achieve awareness through advertising or otherwise, we may not achieve significant traffic to our website through these new platforms. If we are unable to continue to successfully promote and maintain our websites, or if we incur excessive expenses to do so, our business and operating results could be adversely affected.

Our brand is integral to our success. If we fail to effectively maintain, promote and enhance our brand, our business and competitive advantage may be harmed.

We believe that maintaining, promoting and enhancing the Shopify brand is critical to expanding our business. Maintaining and enhancing our brand will depend largely on our ability to continue to provide high-quality, well-designed, useful, reliable and innovative solutions, which we may not do successfully.

Errors, defects, disruptions or other performance problems with our platform, including with third-party apps, may harm our reputation and brand. We may introduce new solutions or terms of service that our merchants and their customers do not like, which may negatively affect our brand. Additionally, if our merchants or their customers have a negative experience using our solutions or third-party solutions integrated with Shopify, such an experience may affect our brand. Our Shopify Experts directory enables independent designers, developers and marketers to offer their services to merchants who engage them directly. Our reputation may be harmed if any of the services provided by these third parties does not meet our merchants’ expectations. Any negative publicity about our industry or our company, the quality and reliability of our platform, or our privacy and security practices, could adversely affect our reputation.

We believe that the importance of brand recognition will increase as competition in our market increases. In addition to our ability to provide reliable and useful solutions at competitive prices, successful promotion of our brand will depend on the effectiveness of our marketing efforts. While we market our platform primarily through advertisements on search engines and social networking and media sites, and paid banner advertisements on other websites, our platform is also marketed through our partner and reseller channels and through a number of free traffic sources, including customer referrals, word-of-mouth and search engines. We also hire sales personnel to market Shopify Plus, a subscription plan for merchants with higher volume sales and additional functionality requirements, introducing additional costs with no assurance of success. Our efforts to market our brand have involved significant expenses, which we intend to increase. Our marketing spend may not yield increased revenue, and even if it does, any increased revenue may not offset the expenses we incur in building and maintaining our brand.

If we are unable to hire, retain and motivate qualified personnel, our business will suffer.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. Our ability to identify, hire, develop, motivate and retain qualified personnel will directly affect our ability to maintain and grow our business, and such efforts will require significant time, expense and attention. The inability to attract or retain qualified personnel or delays in hiring required personnel may seriously harm our business, financial condition and operating results. Our ability to continue to attract and retain highly skilled personnel, specifically employees with technical and engineering skills and employees with high levels of experience in designing and developing software and internet-related services, will be critical to our future success. Competition for highly skilled personnel in the Ottawa area, Greater Toronto area, Montreal area, Kitchener-Waterloo area and elsewhere can be intense due in part to the more limited pool of qualified personnel as compared to other places in the world, and we have experienced difficulties hiring employees from foreign jurisdictions to work in our offices. Further, decreases in the Canadian dollar relative to the U.S. dollar and other currencies could make it more difficult for us to offer compensation packages to new employees that are competitive with packages in the United States or elsewhere and could increase our costs of acquiring qualified personnel. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or divulged proprietary or other confidential information. While we intend to issue stock options or other equity awards as key components of our overall compensation and employee attraction and retention efforts, we are required under U.S. GAAP to recognize compensation expense in our operating results for employee stock-based compensation under our equity grant programs which may increase the pressure to limit stock-based compensation.

We are dependent on the continued services and performance of our senior management and other key employees, the loss of any of whom could adversely affect our business, operating results and financial condition.

Our future performance depends on the continued services and contributions of our senior management, including our Chief Executive Officer, Tobias Lütke, and other key employees to execute on our business plan and to identify and pursue new opportunities and product innovations. The loss of services of senior management or other key employees could significantly delay or prevent the achievement of our strategic objectives. In addition, some of the members of our current senior management team have only been working together for a short period of time, which could adversely impact our ability to achieve our goals. From time to time, there may be changes in our senior management team resulting from the hiring or departure of executives, which could disrupt our business. We do not maintain key person life insurance policies on any of our employees other than a policy providing limited coverage on the life of our Chief Executive Officer. The loss of the services of one or more of our senior management or other key employees for any reason could adversely affect our business, financial condition and operating results and require significant amounts of time, training and resources to find suitable replacements and integrate them within our business, and could affect our corporate culture.

Activities of merchants or the content of their shops could damage our brand, subject us to liability and harm our business and financial results.

Our terms of service prohibit our merchants from using our platform to engage in illegal activities and our terms of service permit us to take down a merchant’s shop if we become aware of such illegal use. Merchants may nonetheless engage in prohibited or illegal activities or upload store content in violation of applicable laws, which could subject us to liability. Furthermore, our brand may be negatively impacted by the actions of merchants that are deemed to be hostile, offensive, inappropriate or illegal. We do not proactively monitor or review the appropriateness of the content of our merchants’ shops and we do not have control over merchant activities. The safeguards we have in place may not be sufficient for us to avoid liability or avoid harm to our brand, especially if such hostile, offensive, inappropriate or illegal use is high profile, which could adversely affect our business and financial results.

Our operating results are subject to seasonal fluctuations.

Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants process through our platform. Our merchants historically have processed additional GMV during the holiday season. As a result, we have historically generated higher merchant solutions revenues in our fourth quarter than in other quarters. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future and that historical patterns in our business may not be a reliable indicator of our future sales activity or performance. Fluctuations in quarterly results may materially and adversely affect the predictability of our business and the price of our Class A subordinate voting shares.

Our business is susceptible to risks associated with international sales and the use of our platform in various countries.

We currently have merchants in approximately 150 countries. Our international sales and the use of our platform in various countries subject us to risks that we do not generally face with respect to domestic sales within North America. These risks include, but are not limited to:

•	greater difficulty in enforcing contracts, including our universal terms of service and other agreements;

•
lack of familiarity and burdens and complexity involved with complying with multiple, conflicting and changing foreign laws, standards, regulatory requirements, tariffs, export controls and other barriers;

•	difficulties in ensuring compliance with countries’ multiple, conflicting and changing international trade, customs and sanctions laws;

•	data privacy laws which may require that merchant and customer data be stored and processed in a designated territory;

•	difficulties in managing systems integrators and technology partners;

•	differing technology standards;

•	potentially adverse tax consequences, including the complexities of foreign value added tax (or other tax) systems and restrictions on the repatriation of earnings;

•	uncertain political and economic climates;

•	currency exchange rates;

•	reduced or uncertain protection for intellectual property rights in some countries; and

•	new and different sources of competition.

These factors may cause our international costs of doing business to exceed our comparable domestic costs and may also require significant management attention and financial resources. Any negative impact from our international business efforts could adversely affect our business, results of operations and financial condition.

If third-party apps and themes change such that we do not or cannot maintain the compatibility of our platform with these apps and themes, or if we fail to provide third-party apps and themes that our merchants desire to add to their shops, demand for our platform could decline.

The success of our platform depends, in part, on our ability to integrate third-party apps, themes and other offerings into our third-party ecosystem. Third-party developers may change the features of their offerings or alter the terms governing the use of their offerings in a manner that is adverse to us. If we are unable to maintain technical interoperation, our merchants may not be able to effectively integrate our platform with other systems and services they use. We may also be unable to maintain our relationships with certain third-party vendors if we are unable to integrate our platform with their offerings. Further, third-party developers may refuse to partner with us or limit or restrict our access to their offerings. Such changes could functionally limit or terminate our ability to use these third-party offerings with our platform, which could negatively impact our solution offerings and harm our business. If we fail to integrate our platform with new third-party offerings that our merchants need for their shops, or to adapt to the data transfer requirements of such third-party offerings, we may not be able to offer the functionality that our merchants and their customers expect, which would negatively impact our offerings and, as a result, harm our business.

We rely on computer hardware, purchased or leased, and software licensed from and services rendered by third parties in order to provide our solutions and run our business, sometimes by a single-source supplier.

We rely on computer hardware, purchased or leased, and software licensed from and services rendered by third-parties in order to provide our solutions and run our business, sometimes by a single-source supplier. Third-party hardware, software and services may not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use or any failures of third-party hardware, software or services could result in delays in our ability to provide our solutions or run our business until equivalent hardware, software or services are developed by us or, if available, identified, obtained and integrated, which could be costly and time-consuming and may not result in an equivalent solution, any of which could cause an adverse effect on our business and operating results. Further, merchants could assert claims against us in connection with such service disruption or cease conducting business with us altogether. Even if not successful, a claim brought against us by any of our merchants would likely be time-consuming and costly to defend and could seriously damage our reputation and brand, making it harder for us to sell our solutions.

We may not be able to compete successfully against current and future competitors.

We face competition in various aspects of our business and we expect such competition to intensify in the future, as existing and new competitors introduce new services or enhance existing services. We have competitors with longer operating histories, larger customer bases, greater brand recognition, greater experience and more extensive commercial relationships in certain jurisdictions, and greater financial, technical, marketing and other resources than we do. As a result, our potential competitors may be able to develop products and services better received by merchants or may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, regulations or merchant requirements. In addition, some of our larger competitors may be able to leverage a larger installed customer base and distribution network to adopt more aggressive pricing policies and offer more attractive sales terms, which could cause us to lose potential sales or to sell our solutions at lower prices.

Competition may intensify as our competitors enter into business combinations or alliances or raise additional capital, or as established companies in other market segments or geographic markets expand into our market segments or geographic markets. For instance, certain competitors could use strong or dominant positions in one or more markets to gain a competitive advantage against us in areas where we operate including: by integrating competing platforms or features into products they control such as search engines, web browsers, mobile device operating systems or social networks; by making acquisitions; or by making access to our platform more difficult. Further, current and future competitors could choose to offer a different pricing model or to undercut prices in an effort to increase their market share. We also expect new entrants to offer competitive services. If we cannot compete successfully against current and future competitors, our business, results of operations and financial condition could be negatively impacted.

We do not have the history with our solutions or pricing models necessary to accurately predict optimal pricing necessary to attract new merchants and retain existing merchants.

We have limited experience determining the optimal prices for our solutions. We have changed our pricing model from time to time and expect to do so in the future. For example, in February 2014, we launched Shopify Plus. Given our limited experience with selling new solutions, we may not offer new solutions at the optimal price, which may result in our solutions not being profitable or not gaining market share. As competitors introduce new solutions that compete with ours, especially in the payments space where we face significant competition, we may be unable to attract new merchants at the same price or based on the same pricing models as we have used historically. Pricing decisions may also impact the mix of adoption among our plans and negatively impact our overall revenue. Moreover, SMBs, which comprise the majority of merchants using our platform, may be quite sensitive to price increases or prices offered by competitors. As a result, in the future we may be required to reduce our prices, which could adversely affect our revenue, gross profit, profitability, financial position and cash flows.

We have in the past made and in the future may make acquisitions and investments, which could divert management’s attention, result in operating difficulties and dilution to our shareholders and otherwise disrupt our operations and adversely affect our business, operating results or financial position.

From time to time, we evaluate potential strategic acquisition or investment opportunities. Any transactions that we enter into could be material to our financial condition and results of operations. The process of acquiring and integrating another company or technology could create unforeseen operating difficulties and expenditures. Acquisitions and investments involve a number of risks, such as:

•	diversion of management time and focus from operating our business;

•	use of resources that are needed in other areas of our business;

•	in the case of an acquisition, implementation or remediation of controls, procedures and policies of the acquired company;

•	in the case of an acquisition, difficulty integrating the accounting systems and operations of the acquired company, including potential risks to our corporate culture;

•
in the case of an acquisition, coordination of product, engineering and selling and marketing functions, including difficulties and additional expenses associated with supporting legacy services and products and hosting infrastructure of the acquired company and difficulty converting the customers of the acquired company onto our platform and contract terms, including disparities in the revenues, licensing, support or professional services model of the acquired company;

•	in the case of an acquisition, retention and integration of employees from the acquired company;

•	unforeseen costs or liabilities;

•	adverse effects to our existing business relationships with partners and merchants as a result of the acquisition or investment;

•	the possibility of adverse tax consequences;

•	litigation or other claims arising in connection with the acquired company or investment; and

•
in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

Acquisitions and investments may also result in dilutive issuances of equity securities, which could adversely affect our share price, or result in issuances of securities with superior rights and preferences to the Class A subordinate voting shares or the incurrence of debt with restrictive covenants that limit our future uses of capital in pursuit of business opportunities.

We may not be able to identify acquisition or investment opportunities that meet our strategic objectives, or to the extent such opportunities are identified, we may not be able to negotiate terms with respect to the acquisition or investment that are acceptable to us. At this time we have made no commitments or agreements with respect to any such transaction.

Provisions of our debt instruments may restrict our ability to pursue our business strategies.

We currently have two credit facilities, one of which is collateralized by substantially all of our assets. Our credit facilities require us, and any debt instruments we may enter into in the future may require us, to comply with various covenants that limit our ability to, among other things:

•	dispose of assets;

•	complete mergers or acquisitions;

•	incur indebtedness;

•	encumber assets;

•	pay dividends or make other distributions to holders of our shares;

•	make specified investments;

•	change certain key management personnel;

•	engage in any business other than the businesses we currently engage in; and

•	engage in transactions with our affiliates.

These restrictions could inhibit our ability to pursue our business strategies. If we default under a credit facility, and such event of default is not cured or waived, the lenders could terminate commitments to lend and cause all amounts outstanding with respect to the debt to be due and payable immediately, which in turn could result in cross-defaults under our other debt instruments. Our assets and cash flow may not be sufficient to fully repay borrowings under all of our outstanding debt instruments if some or all of these instruments are accelerated upon a default.
We may also incur additional indebtedness in the future. The instruments governing such indebtedness could contain provisions that are as, or more, restrictive than our existing debt instruments. If we are unable to repay, refinance or restructure our indebtedness when payment is due, the lenders could proceed against the collateral granted to them to secure such indebtedness, as applicable, or force us into bankruptcy or liquidation.

We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms.

From time to time, we may seek additional equity or debt financing to fund our growth, enhance our platform, respond to competitive pressures or make acquisitions or other investments. Our business plans may change, general economic, financial or political conditions in our markets may deteriorate or other circumstances may arise, in each case that have a material adverse effect on our cash flows and the anticipated cash needs of our business. Any of these events or circumstances could result in significant additional funding needs, requiring us to raise additional capital. We cannot predict the timing or amount of any such capital requirements at this time. If financing is not available on satisfactory terms, or at all, we may be unable to expand our business at the rate desired and our results of operations may suffer. Financing through issuances of equity securities would be dilutive to holders of our shares.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition.

With sales in various countries, we are subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could have an adverse impact on our liquidity and results of operations.

In addition, the authorities in several jurisdictions could review our tax returns and impose additional tax, interest and penalties, which could have an impact on us and on our results of operations. We previously have participated in government programs with both the Canadian federal government and the Government of Ontario that provide investment tax credits based upon qualifying research and development expenditures. If Canadian taxation authorities successfully challenge such expenses or the correctness of such income tax credits claimed, our historical operating results could be adversely affected. As a public company, we are no longer eligible for refundable tax credits under the Canadian federal Scientific Research and Experimental Development Program, or SR&ED credits. However, we are still eligible for non-refundable SR&ED credits under this program, which are eligible to reduce future income taxes payable.

Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	tax effects of stock-based compensation;

•	costs related to intercompany restructurings;

•	changes in tax laws, regulations or interpretations thereof; or

•	future earnings being lower than anticipated in countries where we have lower statutory tax rates and higher than anticipated earnings in countries where we have higher statutory tax rates.

We currently conduct activities in the United States and other jurisdictions through our subsidiaries pursuant to transfer pricing arrangements and may in the future conduct operations in other jurisdictions pursuant to similar arrangements. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arms’ length. While we believe that we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing procedures are not binding on applicable tax authorities. If tax authorities in any of these countries were to successfully challenge our transfer prices as not reflecting arm’s length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices, which could result in a higher tax liability to us.

New tax laws could be enacted or existing laws could be applied to us or our merchants, which could increase the costs of our solutions and adversely impact our business.

The application of federal, state, provincial, local and foreign tax laws to solutions provided over the internet is evolving. New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, possibly with retroactive effect, and could be applied solely or disproportionately to solutions provided over the internet. These enactments could adversely affect our sales activity due to the inherent cost increase the taxes would represent, and could ultimately result in a negative impact on our results of operations and cash flows.

State tax authorities may seek to assess state and local business taxes and sales and use taxes. If we are required to collect sales and use taxes in additional jurisdictions, we might be subject to tax liability for past sales.

There is a risk that U.S. states could assert that we are liable for U.S. state and local business activity taxes, which are levied upon income or gross receipts, or for the collection of U.S. local sales and use taxes. This risk exists regardless of whether we are subject to U.S. federal income tax. States are becoming increasingly active in asserting nexus for business activity tax purposes and imposing sales and use taxes on products and services provided over the internet. We may be subject to U.S. state and local business activity taxes if a state tax authority asserts that our activities or the activities of our non-U.S. subsidiaries are sufficient to establish nexus. We could also be liable for the collection of U.S. state and local sales and use taxes if a state tax authority asserts that distribution of our solutions over the internet is subject to sales and use taxes. Each state has different rules and regulations governing sales and use taxes, and these rules and regulations are subject to varying interpretations that change over time. We review these rules and regulations periodically and, when we believe we are subject to sales and use taxes in a particular state, voluntarily engage state tax authorities in order to determine how to comply with their rules and regulations. If a state tax authority asserts that distribution of our solutions is subject to such sales and use taxes, the additional cost may decrease the likelihood that such merchants would purchase our solutions or continue to renew their subscriptions.

A successful assertion by one or more states requiring us to collect sales or other taxes on subscription service revenue could result in substantial tax liabilities for past transactions and otherwise harm our business. We cannot assure you that we will not be subject to sales and use taxes or related penalties for past sales in states where we currently believe no such taxes are required. New obligations to collect or pay taxes of any kind could increase our cost of doing business.

We may not be able to utilize a significant portion of our non-capital loss carryforwards, net operating loss carryforwards and other tax credits, which could adversely affect our profitability.

As of December 31, 2015, we had Canadian non-capital loss carryforwards of $14.3 million due to prior period losses, as well as non-refundable SR&ED credits due to current and prior year SR&ED claims, which, if not utilized will begin to expire in 2031. These non-capital loss carryforwards and non-refundable tax credits could expire unused and be unavailable to offset future income tax liabilities, which could adversely affect our profitability.

Additionally, as of December 31, 2015, we had U.S. state net operating loss carryforwards, due to prior period losses, which, if not utilized, will begin to expire in 2029. These net operating loss carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could adversely affect our profitability

We are dependent upon consumers’ and merchants’ willingness to use the internet for commerce.

Our success depends upon the general public’s continued willingness to use the internet as a means to pay for purchases, communicate, access social media, research and conduct commercial transactions, including through mobile devices. If consumers or merchants become unwilling or less willing to use the internet for commerce for any reason, including lack of access to high-speed communications equipment, congestion of traffic on the internet, internet outages or delays, disruptions or other damage to merchants’ and consumers’ computers, increases in the cost of accessing the internet and security and privacy risks or the perception of such risks, our business could be adversely affected.

We may face challenges in expanding into new geographic regions.

Our future success will depend in part upon our ability to expand into new geographic regions, and we will face risks entering markets in which we have limited or no experience and in which we do not have any brand recognition. Expanding into new geographic regions where the main language is not English will require substantial expenditures and take considerable time and attention, and we may not be successful enough in these new markets to recoup our investments in a timely manner, or at all. Our efforts to expand into new geographic regions may not be successful, which could limit our ability to grow our business.

Risks Related to Ownership of our Shares

Our dual class structure has the effect of concentrating voting control and the ability to influence corporate matters with those shareholders who held our shares prior to our initial public offering, including our executive officers, employees and directors and their affiliates.

Our Class B multiple voting shares have 10 votes per share and our Class A subordinate voting shares have one vote per share. As of February 9, 2016, shareholders who hold Class B multiple voting shares, including our executive officers, employees and directors and their affiliates, together hold approximately 80.0% of the voting power of our outstanding voting shares and therefore have significant influence over our management and affairs and over all matters requiring shareholder approval, including election of directors and significant corporate transactions.

In addition, because of the 10-to-1 voting ratio between our Class B multiple voting shares and Class A subordinate voting shares, the holders of our Class B multiple voting shares collectively continue to control a majority of the combined voting power of our voting shares even where the Class B multiple voting shares represent a substantially reduced percentage of our total outstanding shares. The concentrated voting control of holders of our Class B multiple voting shares limits the ability of our Class A subordinate voting shareholders to influence corporate matters for the foreseeable future, including the election of directors as well as with respect to decisions regarding amendment of our share capital, creating and issuing additional classes of shares, making significant acquisitions, selling significant assets or parts of our business, merging with other companies and undertaking other significant transactions. As a result, holders of Class B multiple voting shares have the ability to influence many matters affecting us and actions may be taken that our Class A subordinate voting shareholders may not view as beneficial. The market price of our

Class A subordinate voting shares could be adversely affected due to the significant influence and voting power of the holders of Class B multiple voting shares. Additionally, the significant voting interest of holders of Class B multiple voting shares may discourage transactions involving a change of control, including transactions in which an investor, as a holder of the Class A subordinate voting shares, might otherwise receive a premium for the Class A subordinate voting shares over the then-current market price, or discourage competing proposals if a going private transaction is proposed by one or more holders of Class B multiple voting shares.

Future transfers by holders of Class B multiple voting shares will generally result in those shares converting to Class A subordinate voting shares, which will have the effect, over time, of increasing the relative voting power of those holders of Class B multiple voting shares who retain their shares. If, for example, our Chief Executive Officer, Tobias Lütke, who as of February 9, 2016 holds approximately 36.9% of our outstanding Class B multiple voting shares, retains a significant portion of his holdings of Class B multiple voting shares for an extended period of time, he could, in the future, control a significant percentage of the combined voting power of our Class A subordinate voting shares and Class B multiple voting shares. Each of our directors and officers owes a fiduciary duty to Shopify and must act honestly and in good faith with a view to the best interests of Shopify. However, any director and/or officer that is a shareholder, even a controlling shareholder, is entitled to vote his or her shares in his or her own interests, which may not always be in the interests of our shareholders generally.

Our articles of incorporation amend certain default rights provided for under the CBCA for holders of Class B multiple voting shares and Class A subordinate voting shares to vote separately as a class for certain types of amendments to our articles. Specifically, neither the holders of the Class B multiple voting shares nor Class A subordinate voting shares shall be entitled to vote separately as a class upon a proposal to amend our articles of incorporation to (1) increase or decrease any maximum number of authorized shares of such class, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the shares of such class; or (2) create a new class of shares equal or superior to the shares of such class, which rights are otherwise provided for in paragraphs (a) and (e) of subsection 176(1) of the CBCA. Pursuant to our amended articles of incorporation, neither holders of our Class A subordinate voting shares nor holders of our Class B multiple voting shares are entitled to vote separately as a class on a proposal to amend our articles to effect an exchange, reclassification or cancellation of all or part of the shares of such class pursuant to Section 176(1)(b) of the CBCA unless such exchange, reclassification or cancellation: (a) affects only the holders of that class; or (b) affects the holders of Class A subordinate voting shares and Class B multiple voting shares differently, on a per share basis, and such holders are not already otherwise entitled to vote separately as a class under applicable law or our restated articles of incorporation in respect of such exchange, reclassification or cancellation.

Pursuant to our restated articles of incorporation, holders of Class A subordinate voting shares and Class B multiple voting shares are treated equally and identically, on a per share basis, in certain change of control transactions that require approval of our shareholders under the CBCA, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of our Class A subordinate voting shares and Class B multiple voting shares, each voting separately as a class.

The market price of our Class A subordinate voting shares may be volatile.

The market price of our Class A subordinate voting shares has fluctuated in the past and we expect it to fluctuate in the future, and it may decline. Since our Class A subordinate voting shares were sold in our initial public offering in May 2015 at a price of $17.00 per share our share price has ranged from $18.48 through $42.13 through February 9, 2016. We cannot assure you that an active trading market for our Class A subordinate voting shares will be sustained, and we therefore cannot assure you that you will be able to sell your shares of our Class A subordinate voting shares when you would like to do so, or that you will obtain your desired price for your shares, and you could lose all or part of your investment. Some of the factors that may cause the market price of our Class A subordinate voting shares to fluctuate include:

•	significant volatility in the market price and trading volume of comparable companies;

•	actual or anticipated changes or fluctuations in our operating results or in the expectations of market analysts;

•	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

•	short sales, hedging and other derivative transactions in our shares;

•	announcements of technological innovations, new products, strategic alliances or significant agreements by us or by our competitors;

•	changes in the prices of our solutions or the prices of our competitors’ solutions;

•	litigation or regulatory action against us;

•
investors’ general perception of us and the public’s reaction to our press releases, our other public announcements and our filings with the U.S. Securities and Exchange Commission, or the SEC, and Canadian securities regulators;

•	the market’s reaction to our reduced disclosure as a result of being an emerging growth company under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act;

•	publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	changes in general political, economic, industry and market conditions and trends;

•	sales of our Class A subordinate voting shares and Class B multiple voting shares by our directors, executive officers and existing shareholders;

•	recruitment or departure of key personnel; and

•	the other risk factors described in this section of the Annual Report.

In addition, the stock markets have historically experienced substantial price and volume fluctuations, particularly in the case of shares of technology companies, and such fluctuations and other broad market and industry factors may harm the market price of our Class A subordinate voting shares. Hence, the price of our Class A subordinate voting shares could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the share price of our Class A subordinate voting shares regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs, our management’s attention and resources could be diverted and it could harm our business, operating results and financial condition.

Sales of substantial amounts of our common shares in the public market, or the perception that these sales may occur, could cause the market price of our shares to decline.

Certain of our shareholders have certain rights to require us to file registration statements in the United States or prospectuses in Canada covering their shares or to include their shares in registration statements or prospectuses that we may file for ourselves or on behalf of other shareholders.

Further, we cannot predict the size of future issuances of our Class A subordinate voting shares or the effect, if any, that future issuances and sales of our Class A subordinate voting shares will have on the market price of our Class A subordinate voting shares. Sales of substantial amounts of our shares, or the perception that such sales could occur, may adversely affect prevailing market prices for our Class A subordinate voting shares.

Risks associated with our internal controls over financial reporting

We are not currently required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Pursuant to Section 404 of the Sarbanes-Oxley Act and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, our management will be required to report on the effectiveness of our internal control over financial reporting starting with our Annual Report for the year ended December 31, 2016. We have elected to take advantage of certain exceptions from reporting requirements that are available to emerging growth companies under the JOBS Act and therefore we are not required to deliver an auditor's attestation report on the effectiveness of our internal control over financial reporting pursuant to Section 404 until after the date we are no longer an emerging growth company. We could be an emerging growth company for up to five years from our initial public offering, although circumstances could cause us to lose that status earlier, including if the market value of our shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31.

Irrespective of compliance with Section 404 or National Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings, or NI 52-109, of the Canadian Securities Administrators, any failure of our internal controls could have an adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and results of operations. If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be adversely impacted.
We incur increased costs and regulatory burden and devote substantial management time as a result of being a public company.

As a public company, we incur increased legal, accounting and other costs not incurred as a private company. We are subject to, among other things, the Exchange Act, the rules and regulations of the Canadian Securities Administrators, the corporate governance requirements found in the Sarbanes-Oxley Act and related rules and regulations of the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as the rules and regulations implemented by the New York Stock Exchange, or NYSE, and the Toronto Stock Exchange, or TSX. Compliance with these requirements has increased our legal and financial compliance costs and makes some activities more time consuming and costly. In addition, our management and other personnel need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We have made, and will continue to make, changes to our financial management control systems and other areas to manage our obligations as a public company, including corporate governance, corporate controls, disclosure controls and procedures and financial reporting and accounting systems. However, we cannot assure you that these and other measures that we might take will be sufficient to allow us to satisfy our obligations as a public company on a timely basis.

Our senior management team has limited experience managing a public company, and regulatory compliance may divert its attention from the day-to-day management of our business.

The individuals who now constitute our senior management team have limited experience managing a publicly-traded company and limited experience complying with the increasingly complex laws pertaining to public companies. Our senior management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under U.S. and Canadian securities laws. In particular, these new obligations require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business.

Because we do not expect to pay any dividends on our Class A subordinate voting shares for the foreseeable future, investors may never receive a return on their investment.

We have never declared or paid any dividends on our securities. We do not have any present intention to pay cash dividends on our Class A subordinate voting shares and we do not anticipate paying any cash dividends on our Class A subordinate voting shares in the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we will comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, we have four months after the end of each fiscal year to file our Annual Report with the SEC and are not be required under the Exchange Act to file quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. We currently rely on this exemption with respect to requirements regarding the quorum for any meeting of our shareholders. We may in the future elect to follow home country practices in Canada with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

We may lose foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

We may in the future lose our foreign private issuer status if a majority of our shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (1) a majority of our directors or executive officers are U.S. citizens or residents; (2) a majority of our assets are located in the United States; or (3) our business is administered principally in the United States. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as a Canadian foreign private issuer. If we are not a foreign private issuer, we would not be eligible to use foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A subordinate voting shares less attractive to investors.

We are an emerging growth company. For as long as we continue to be an emerging growth company, we intend to take advantage of certain exemptions from reporting requirements that are applicable to other public companies including, but not limited to, reduced disclosure obligations and exemptions from the requirements of auditor attestation reports on the effectiveness of our internal control over financial reporting. We cannot predict if investors will find our Class A subordinate shares less attractive because we will rely on these exemptions. If some investors find our Class A subordinate shares less attractive as a result, there may be a less active trading market for our Class A subordinate voting shares and our share price may be more volatile. We could be an emerging growth company for up to five years from our initial public offering, although circumstances could cause us to lose that status earlier, including if the market value of our shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31.

Provisions of Canadian law may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

The Investment Canada Act (Canada) subjects an acquisition of control of us by a non-Canadian to government review if the value of our assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant Minister is satisfied that the investment is likely to be of net benefit to Canada. This could prevent or delay a change of control and may eliminate or limit strategic opportunities for shareholders to sell their Class A subordinate voting shares.
It may be difficult to enforce civil liabilities in Canada under U.S. securities laws.

We were incorporated in Canada, and our corporate headquarters are located in Canada. A majority of our directors and executive officers and certain of the experts named in this Annual Report reside or are based principally in Canada and the majority of our assets and all or a substantial portion of the assets of these persons is located outside the United States. It may be difficult for investors who reside in the United States to effect service of process upon these persons in the United States, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws. Canadian courts may refuse to hear a claim based on an alleged violation of U.S. securities laws against us or these persons on the grounds that Canada is not the most appropriate forum in which to bring such a claim. Even if a Canadian court agrees to hear a claim, it may determine that Canadian law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Canadian law.

Our by-laws provide that any derivative actions, actions relating to breach of fiduciary duties and other matters relating to our internal affairs will be required to be litigated in Canada, which could limit investors’ ability to obtain a favorable judicial forum for disputes with us.

We have adopted a forum selection by-law that provides that, unless we consent in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and appellate Courts therefrom (or, failing such Court, any other “court” as defined in the CBCA having jurisdiction, and the appellate Courts therefrom), will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf; (2) any action or proceeding asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us; (3) any action or proceeding asserting a claim arising pursuant to any provision of the CBCA or our restated articles or by-laws; or (4) any action or proceeding asserting a claim otherwise related to our “affairs” (as defined in the CBCA). Our forum selection by-law also provides that our securityholders are deemed to have consented to personal jurisdiction in the Province of Ontario and to service of process on their counsel in any foreign action initiated in violation of our by-law. Therefore, it may not be possible for securityholders to litigate any action relating to the foregoing matters outside of the Province of Ontario.

Our forum selection by-law seeks to reduce litigation costs and increase outcome predictability by requiring derivative actions and other matters relating to our affairs to be litigated in a single forum. While forum selection clauses in corporate charters and by-laws are becoming more commonplace for public companies in the United States and have been upheld by courts in certain states, they are untested in Canada. It is possible that the validity of our forum selection by-law could be challenged and that a court could rule that such by-law is inapplicable or unenforceable.

If a court were to find our forum selection by-law inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions and we may not obtain the benefits of limiting jurisdiction to the courts selected.

Provisions of our charter documents and certain Canadian legislation could delay or deter a change of control, limit attempts by our shareholders to replace or remove our current senior management and affect the market price of our Class A subordinate voting shares.

Our restated articles of incorporation authorize our board of directors to issue an unlimited number of preferred shares without shareholder approval and to determine the rights, privileges, restrictions and conditions granted to or imposed on any unissued series of preferred shares. Those rights may be superior to those of our Class A subordinate voting shares and Class B multiple voting shares. For example, preferred shares may rank prior to Class A subordinate voting shares and Class B multiple voting shares as to dividend rights, liquidation preferences or both, may have full or limited voting rights and may be convertible into Class A subordinate voting shares or Class B multiple voting shares. If we were to issue a significant number of preferred shares, these issuances could deter or delay an attempted acquisition of us or make the removal of management more difficult, particularly in the event that we issue preferred shares with special voting rights. Issuances of preferred shares, or the perception that such issuances may occur, could cause the trading price of our Class A subordinate voting shares to drop.

In addition, provisions in the CBCA and in our restated articles of incorporation and by-laws may have the effect of delaying or preventing changes in our senior management, including provisions that:

•	require that any action to be taken by our shareholders be effected at a duly called annual or special meeting and not by written consent;

•	establish an advance notice procedure for shareholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors; and

•
require the approval of a two-thirds majority of the votes cast by shareholders present in person or by proxy in order to amend certain provisions of our restated articles of incorporation, including, in some circumstances, by separate class votes of holders of our Class A subordinate voting shares and Class B multiple voting shares.

These provisions may frustrate or prevent any attempts by our shareholders to launch a proxy contest or replace or remove our current senior management by making it more difficult for shareholders to replace members of our board of directors, which is responsible for appointing the members of our senior management. Any of these provisions could have the effect of delaying, preventing or deferring a change in control which could limit the opportunity for our Class A subordinate voting shareholders to receive a premium for their Class A subordinate voting shares, and could also affect the price that investors are willing to pay for Class A subordinate voting shares.

Our constating documents permit us to issue an unlimited number of Class A subordinate voting shares and Class B multiple voting shares.

Our restated articles of incorporation permit us to issue an unlimited number of Class A subordinate voting shares and Class B multiple voting shares. We anticipate that we will, from time to time, issue additional Class A subordinate voting shares in the future. Subject to the requirements of the NYSE and the TSX, we will not be required to obtain the approval of shareholders for the issuance of additional Class A subordinate voting shares. Although the rules of the TSX generally prohibit us from issuing additional Class B multiple voting shares, there may be certain circumstances where additional Class B multiple voting shares may be issued, including upon receiving shareholder approval and pursuant to the exercise of stock options under the Legacy Option Plan that were granted prior to our initial public offering. Any further issuances of Class A subordinate voting shares or Class B multiple voting shares will result in immediate dilution to existing shareholders and may have an adverse effect on the value of their shareholdings. Additionally, any further issuances of Class B multiple voting shares may significantly lessen the combined voting power of our Class A subordinate voting shares due to the 10-to-1 voting ratio between our Class B multiple voting shares and Class A subordinate voting shares.

Item 4. Information on Shopify

A. History and Development of Shopify

Shopify Inc. was incorporated under the Canada Business Corporations Act on September 28, 2004 under the name 4261607 Canada Ltd. We filed articles of amendment on January 19, 2006 to change our name to Jaded Pixel Technologies Inc., and again on November 30, 2011 to change our name to Shopify Inc. On April 12, 2013, we filed articles of amendment to split all of our issued and outstanding common shares and all of our issued and outstanding Series A and Series B preferred shares on a 5-for-1 basis. On May 22, 2015, we filed articles of amendment to amend and redesignate our authorized and issued share capital. See Item 10 - “Additional Information - B. Memorandum and articles of association - Description of Share Capital”.

Our principal and registered office is located at 150 Elgin Street, 8th floor, Ottawa, Ontario, Canada K2P 1L4, and our telephone number is (613) 241-2828. We also have offices in Montreal, Quebec, Toronto, Ontario and Waterloo, Ontario. Our website address is www.shopify.com. Information contained on, or accessible through, our website is not a part of this Annual Report, and the inclusion of our website address in this Annual Report is an inactive textual reference. Our Agent for Service in the United States is CT Corporation System, 1209 Orange Street, Wilmington, DW 19801, (302) 658-7581.

Our capital expenditures consist primarily of investments in leasehold improvements for our office spaces and the purchase of computers equipment and software. For further information regarding capital expenditures, see Notes 8 and 9 to our audited consolidated financial statements which are found immediately following the text of this Annual Report.

B. Business Overview

Overview

Shopify provides the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses. Merchants use our software to run their business across all of their sales channels, including web and mobile storefronts, social media storefronts, and physical retail locations. As the number of channels over which merchants transact continues to expand, the importance of a multi-channel platform that is both fully integrated and easy to use increases. The Shopify platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, ship orders, build customer relationships and leverage analytics and reporting all from one integrated back office.

Social media, cloud computing, mobile devices and data analytics are transforming commerce. Consumers now expect to be able to transact anywhere, anytime on any device and the experience needs to be simple, seamless and secure. The Shopify platform enables merchants to access the technology and functionality that are necessary to create a best-of-breed multi-channel business. In addition, mobile traffic now represents the majority of the traffic across online stores powered by Shopify and the mobile experience is becoming merchants’ primary and most important interaction with online consumers. The Shopify platform includes a mobile-optimized checkout system, designed to enable merchants' consumers to more simply and easily buy products over mobile websites. Core to a merchant’s daily workflow and enabling transactions over multiple channels, our platform generates rich data to inform both our own decisions as well as those of our merchants.

We built our platform to address the growing challenges facing merchants with the aim of making previously complex tasks simple. The Shopify platform has been engineered to enterprise-level standards and functionality while being designed for simplicity and ease-of-use. Our platform provides merchants with an intuitive user experience that requires no up-front training to implement and use. We help our merchants own their brand and make their consumer experience memorable.

We recognize that in a world where consumers have more choices than ever before, a merchant’s brand is increasingly important. A merchant needs to stand out from the crowd. If a consumer searches a third-party marketplace or ecommerce site and selects a merchant’s product from among thousands of search results, the consumer is more likely to remember the brand of the third-party site than the brand of the merchant. The Shopify platform is designed to allow a merchant’s brand and personality to shine through in every interaction to help build customer loyalty.

We believe the Shopify platform is mission-critical for our merchants and they depend on us for the latest technology. Our cloud-based platform is able to manage large spikes in traffic that accompany events such as new product releases, holiday shopping seasons and flash sales, and has been benchmarked to process over 25,000 requests per second based on results from platform load testing. We are constantly innovating and enhancing our platform. Our continuously deployed, multi-tenant architecture ensures that all of our merchants are always using the latest technology.

This combination of ease-of-use with enterprise-level functionality allows merchants to start with a Shopify store and grow with our platform to almost any size. Using Shopify, merchants may never need to re-platform. Our Shopify Plus subscription plan was created to accommodate merchants that have grown large using Shopify, with additional functionality, scalability and support requirements. Additionally, Shopify Plus was designed to address the needs of larger merchants who have been left with expensive and complex solutions. Since it was introduced in February 2014, Shopify Plus has attracted hundreds of marquee brands that have signed onto the Shopify platform directly.

A rich ecosystem of app developers, theme designers and other partners has evolved around the Shopify platform. Agencies that build merchants’ web and mobile shops on our platform refer merchants to us and we refer work to them using our Shopify Experts directory. With over 8,500 active partners referring merchants to Shopify in 2015, we have built a strong, symbiotic relationship with our partners as our ecosystem continues to grow. We believe this ecosystem has grown in part due to the platform’s functionality, which is highly extensible and can be expanded through our application program interface, or API, and the more than 1,200 apps available in the Shopify App Store. This ecosystem helps drive the growth of our merchant base, which in turn further accelerates growth of the ecosystem.

Our mission is to make commerce better for everyone, and we believe we can help merchants of nearly all sizes and retail verticals realize their potential. While our platform can scale to meet the needs of large merchants, we focus on selling to SMBs. As of December 31, 2015, we had 243,468 merchants from approximately 150 countries, representing growth of 68.3% in the number of merchants using our platform relative to December 31, 2014. In 2015, our platform processed Gross Merchandise Volume, or GMV, of $7.7 billion, representing an increase of 104.8% from the year ended December 31, 2014.

Merchants
260K
195K
130K
65K
^104%
^72%
^68%
2013
84k
2014
145k
2015
243k

GMV
$3.00B
$2.25B
$1.50B
$0.75B
^128%
^133%
^105%
2013
$1.6B
2014
$3.8B
2015
$7.7B

Our business has experienced rapid growth. In 2015, our total revenue increased to $205.2 million from $105.0 million in 2014, and from $50.3 million in 2013, representing year-over-year increases of 95.4% and 109.0%, respectively. We had net losses of $18.8 million in 2015, $22.3 million in 2014, and $4.8 million in 2013. Our business model has two revenue streams: a recurring subscription component coupled with a merchant success-based component. For more information on the total revenues by geographic market see the audited consolidated financial statements which are found immediately following the text of this Annual Report.

Our Solution

Whether a merchant is starting their business online or offline, we provide a platform for merchants to create an omni-channel experience that helps showcase the merchant’s brand and grow their business. The Shopify platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage and ship products and inventory, process orders and payments, build customer relationships and leverage analytics and reporting. Merchants can also use Shopify Mobile, our iPhone and Android application, to track and manage their business on the go.

We strive to make commerce better for everyone by offering:

•
A Multi-Channel Commerce Platform. The Shopify platform enables merchants to sell their products across different sales channels, including web, mobile storefronts, social media storefronts and physical retail locations. Currently, more than half of our merchants’ storefront traffic comes from mobile devices and approximately one quarter of our merchants have activated social media channels for selling. Merchants can easily add a new sales channel without the need to install new hardware or software infrastructure. Our platform provides merchants with a single view of their business, combining and synchronizing their entire customer, inventory, order, product, payment and other data that originate in these different sales channels.

•
A Simplified Merchant Experience. The Shopify platform simplifies commerce technology and makes it accessible for merchants of all sizes. Our platform provides merchants with an intuitive user experience that requires no up-front training to implement and use. By integrating multiple channels into a single platform, Shopify is designed to remove the complexities inherent in separate systems and democratize commerce.

•
The Latest Technologies, Seamlessly Integrated. The Shopify platform is designed to integrate the latest technologies that a merchant needs to sell products and operate a multi-channel retail business from any device. For example, our platform enables merchants to offer both mobile web and custom mobile applications that seamlessly integrate with other channels. Merchants can also use Shopify Mobile, our iPhone and Android application, to track and manage their business on the go. Our high-availability, continuously deployed, multi-tenant architecture ensures that all of our merchants are able to operate with the latest features and the newest innovations without any need to patch or upgrade their software. In 2015, we released thousands of updates to our platform that were immediately available to all of our merchants. We continue to add functionality and innovative features to our platform to address new technologies and the rapidly changing needs of merchants.

•
A Platform Designed to Launch and Grow Brands. Merchants can launch and build their brand on the Shopify platform and sell direct to consumers without any intermediaries or middlemen. Merchants can quickly begin selling and accepting payments in-person using their mobile phone, and they can set up a website and begin taking orders globally. Merchants can select a professional-looking storefront design from a curated selection of approximately 150 templates available in the Shopify Theme Store and tailor it to match their brand’s look and feel with just a few clicks. Merchants can also use our internally developed design language to fully customize their storefront, or hire a third-party designer who is a trusted Shopify Expert to build their storefront for them. Using the Shopify platform, a merchant’s brand is always at the forefront of the experience, and we help merchants make that experience memorable to consumers.

•
A Platform for Merchant Success. The Shopify platform includes advanced features and resources to help merchants sell more products. Our platform has strong search engine optimization, social media marketing features and advanced analytics built in. Our Shopify Guru team is also available on chat, email and phone 24/7 to help educate merchants on how to drive traffic to their shops and manage their businesses more effectively. Because our goals are aligned with those of our merchants, we do not restrict merchants with sales limits or bandwidth caps. As merchants begin to sell more, we offer more advanced plans with additional features such as lower payment processing and shipping rates as well as dedicated account management.

•
Enterprise-level Security, Scalability and Reliability. The Shopify platform offers security, scalability and reliability that is normally only available to businesses with enterprise-level budgets, while at the same time being easy to use and affordable for smaller businesses. This is important because we believe the Shopify platform is mission-critical for all of our merchants. Our merchants’ data is stored in two co-located facilities in geographically dispersed, fault-tolerant data centers with distributed denial of service prevention appliances, intrusion-detection systems and 24/7 operational monitoring. We have been certified as a PCI DSS Level 1 compliant service provider, which is the highest level of compliance available, and a third-party qualified security assessor audits our platform annually. Our platform has been built to handle large spikes in traffic that accompany events such as new product releases, holiday shopping seasons and flash sales, and has been benchmarked to process at least 25,000 requests per second based on platform load testing. Our Shopify Plus plan offering, launched in February 2014, addresses the needs of our larger merchants and allows entrepreneurs to scale without leaving the Shopify platform. Shopify Plus offers merchants enterprise-grade selling capabilities at a lower cost and faster time to market than traditional enterprise software. Shopify Plus serves high-volume businesses as well as global brands looking for a reliable and scalable ecommerce solution that has a faster time to market and is mobile-optimized.

•
An Open Platform with a Thriving Ecosystem. A rich ecosystem of app developers, theme designers and other partners has evolved around the Shopify platform. Agencies that build merchants’ web and mobile shops on our platform refer merchants to us and we refer work to them using our Shopify Experts directory. The Shopify platform’s functionality is highly extensible and can be expanded using our application program interface, or

API, and apps from the Shopify App Store to offer additional sales channels (e.g. Facebook), bolster features in an existing sales channel (e.g. Product Reviews) and integrate with third-party systems (e.g. QuickBooks). There are over 1,200 apps that were created either by us or by third parties and that are available in our Shopify App Store; the majority of our merchants have apps installed. Our thriving ecosystem helps drive the growth of our merchant base, which in turn accelerates growth of the ecosystem by attracting partners looking to design and develop for this large and growing merchant base.

Growth Strategy

Our growth strategy is driven by our mission: make commerce better for everyone. Key elements of our strategy include:

•
Grow our Base of Merchants. We believe that we have a significant opportunity to increase the size of our current merchant base. We intend to continue to strategically invest in marketing programs that enhance the awareness of our brand and solutions among businesses at different stages of their lifecycle, from entrepreneurs just starting a business to larger, well-established businesses. While we believe it is important to establish relationships early in the business lifecycle and grow along with our merchants, we also see the opportunity from larger businesses looking for faster time-to-market and better value as they innovate to meet rapidly evolving consumer demands. We intend to grow our base of merchants primarily by inspiring entrepreneurship through marketing programs including our Build A Business competition and Shopify Blog. Tens of thousands of newly launched businesses entered our last Build A Business competition and sold greater than $250 million worth of products on our platform during the eight-month competition. Additionally, with the introduction of Shopify Plus, we are investing in additional sales capacity focused on larger merchants, and began to hire and train outbound sales representatives for Shopify Plus in early 2015.

•
Grow our Merchants’ Revenue. Our goals are closely aligned with the goals of our merchants. The more a merchant sells on our platform, the more revenue we generate as they process more transactions, upgrade plans, add additional sales channels, ship more products and use additional solutions. We intend to continue to improve our platform to help our merchants sell more and expect to continue to use initiatives such as our Retail Tour roadshows, Shopify Blog and Shopify Guru programs to educate our merchant base on how they can be even more successful using our platform. Last year, the Shopify Blog had over twenty million page views, making it one of the internet’s top ecommerce and entrepreneurial blogs.

•
Continuous Innovation and Expansion of our Platform. Our platform is built to support innovation and the rapid technology changes in commerce. Six years ago, we foresaw the rise of mobile and launched our iPhone-based Shopify Mobile application to allow merchants to manage their business on the go. We intend to continue to build more sales channels and additional functionality to make our merchants more effective and further differentiate our platform. We have done this with Shopify Payments, which eliminates the need for merchants to set up and maintain a direct relationship with a third-party payment gateway, gives merchants access to low credit card processing rates and allows us to cross-sell additional solutions to our merchant base. We added functionality more recently with Shopify Shipping, which allows merchants to print postage labels and ship products at discounted rates directly through Shopify. We intend to follow this same approach with other merchant solutions in the future.

•
Continue to Grow and Develop our Ecosystem. We have a thriving third-party ecosystem that includes app developers, theme designers and other partners that bolster the functionality of our platform. This ecosystem has grown in part due to the platform’s functionality, which is highly extensible and can be expanded through our API. There are currently more than 1,200 apps available in the Shopify App Store. We believe that growing our ecosystem makes the Shopify platform more attractive and stickier, which further expands our merchant base, and in turn drives additional growth of our ecosystem.

•
Continue to Expand our Partner Programs. We have strong relationships with thousands of design and marketing agencies throughout the world. These agencies build merchant web and mobile shops on our platform. They refer merchants to us and we refer work to them using our Shopify Experts directory. We intend to strengthen our existing relationships with referral partners and resellers and create new ones with the goal of expanding our overall merchant base.

•
Continue to Build for the Long-term. We have a culture of iteration and testing new ideas with a focus on maximizing long-term value. As we continue to build for the future, we may consider focused international expansion, strategic partnerships, new solutions and selective acquisitions.

The Shopify Platform

The cloud-based Shopify platform integrates the features and functionalities that our merchants need to seamlessly sell across multiple channels, including web and mobile storefronts, social media storefronts, such as Facebook, Twitter and Pinterest, and physical retail locations. We offer a front-end consumer solution, which is designed to allow merchants to control their brands, along with a unified commerce back-end solution that eliminates the need for merchants to piece together the disparate functions and features necessary to operate an online storefront.

Merchants can use their mobile device or computer to log into Shopify's intuitive interface. There, they gain access to our platform’s robust functionality, including:

•
Real-Time Dashboard: Provides merchants with a real-time overview of how their business is performing, where orders are coming from (including by channel and by customer), how different products are performing, what actions need the merchant’s attention, and advice on how to increase their business and make more money.

•
Products and Inventory Management: Allows merchants to keep track of all of their products, including adding and removing products, managing and organizing product details, updating prices, changing product descriptions and photos, and tracking inventory.

•
Order Processing, Management and Fulfillment: Provides a sales inbox where merchants can process and manage their orders, capture payments, track incoming inventory and ship orders or update fulfillment services.

•
Shopify Payments (Currently available in the United States, Canada, the United Kingdom and Australia): An integrated payment processing solution that allows merchants to accept credit cards at attractive rates. In addition, directly from the Shopify platform, merchants can dispute any chargebacks and have full visibility of cash transfers to their bank account. It also provides flexibility to allow merchants to accept PayPal, Bitcoins and other alternative payment methods. We provide Shopify Payments under payment services provider agreements with Stripe. These agreements renew every 12 months, unless either party provides a notice of termination prior to the end of the then-current term. Under these agreements, we pay Stripe monthly fees based on the value of orders processed through Shopify Payments.

•
Payment Gateways: For merchants in locations where Shopify Payments is not yet available, or in situations where the merchant already has a preferred payment-processing partner, the Shopify platform connects to over 100 payment gateways, allowing merchants to continue with those relationships.

•	Discounts and Gift Cards: Allows merchants to offer discounts and coupons, as well as to sell and manage gift cards.

•
Customer Management: Gives merchants a single view of their customers across channels, allowing them to manage those relationships and search and analyze customer information for insights that help merchants provide their customers with more personalized shopping experiences.

•
Reporting and Analytics: Gives merchants real-time reports on their products, orders, payments, customers, customer preferences and other matters to gain advanced insights and further their business objectives.

The most frequently used features of the Shopify platform are available on Shopify Mobile, a mobile application for iPhone and Android that enables merchants to view and process orders on their mobile devices.

Our Channel Offerings

1) Web and Mobile Stores. Our platform provides merchants with an online store that is optimized for web and mobile using responsive web design practices. Our offering includes integrated web space with unlimited bandwidth and a robust shopping cart with a secure checkout area. We offer a curated selection of approximately 150 customizable storefront templates in our Shopify Theme Store. In addition to offering what we believe is a beautifully designed homepage and product catalog, online stores include an advanced content management system that merchants can use to create and manage a blog or create any number of additional web pages. Our platform has strong search engine optimization and social media marketing features that help drive traffic to our merchants’ shops. Merchants also have the ability to embed Shopify into their existing websites using a buy button on platforms such as Wordpress, Tumblr, and more.

2) Physical Retail Locations. Shopify POS is a mobile point-of-sale product designed for merchants that sell their products in-person at brick-and-mortar stores, pop-up shops, retail stores, events and craft shows. Shopify POS allows for seamless synchronization with a merchant’s product catalog, inventory, customer database and payment settings. For example, merchants using Shopify Payments can simply plug our credit card reader into an iPhone, Android device or iPad running Shopify POS and start accepting credit card transactions within minutes. These transactions are then recorded on our platform, giving a merchant a single view of their customers and all of their orders, regardless of the channel in which the transaction took place. We also offer Shopify credit card readers, which use the latest Europay, Mastercard and Visa, or EMV, technology, and allow merchants in the United States to securely accept chip and pin, tap, and swipe credit and debit cards as well as contactless payment technologies like Apple Pay.

3) Social Media. Merchants can use buy buttons and the native commerce capabilities of major social media networks such as Facebook, Pinterest, and Twitter. This allows consumers to find, view, and purchase products sold by Shopify merchants without ever leaving the mobile or desktop applications of our partners, including the use of saved credit cards from prior purchases. We offer Facebook Shop, Pinterest Buyable Pins, and Twitter Buy Now, which are automatically synchronized with merchant data from all other channels in our platform.

4) Mobile Apps. Merchants can use our mobile buy button software development kit, or SDK, to build native mobile applications that offer in-application purchase of products using Apple Pay or a credit card. The Mobile Buy SDK is connected directly with Shopify, so there is no need to spend time integrating payment gateways or building out an order management backend. All orders, customers, and payments from a merchant’s mobile app appear in Shopify, just like other sales channels.

5) Other Channels. We are continuing to innovate and explore new channels and tools to help merchants grow their sales, including marketplaces, messaging and social media, as well as third-party apps in the Shopify App Store. Merchants also now have access to a new mobile-only tool for social selling called Sello.

Shopify Apps and API

The Shopify platform’s functionality can be extended and highly customized using any of the more than 1,200 apps from the Shopify App Store. Merchants can use apps to, for example, access additional sales channels, market products to their customers, bolster content management features, manage logistics or integrate with a wide variety of third-party software. All apps in the Shopify App Store are built on the powerful Shopify API that enables app developers to seamlessly integrate nearly any functionality that a merchant may need into the Shopify platform.

Technology

The Shopify platform is a multi-tenant cloud-based system that is engineered for high scalability, reliability and performance. Open source has played a major role at Shopify from the beginning when our founder was active on the core team that built Ruby on Rails, the technology that powers much of the Shopify platform. We host the Shopify platform using a mix of co-located and cloud-based servers. Maintaining the integrity and security of our technology infrastructure is critical to our business, and we plan to invest further in our data center and network infrastructure to meet our merchants’ needs and maintain their trust. The key attributes of the Shopify platform are:

•
Security. Credit card processing on the Shopify platform is performed by a dedicated, highly scalable, geographically redundant, high-security environment with specialized policies and procedures in place. The environment is designed to be highly isolated and secure and exceeds the requirements of PCI DSS. We have been certified as a PCI DSS Level 1 compliant service provider, which is the highest level of compliance available. We use firewalls, denial of service mitigation appliances, advanced encryption, intrusion detection systems, two-factor authentication and other technology to keep our merchants’ data secure.

•
Scalability. The cloud-based architecture of our platform has been designed to support sudden traffic and order spikes from our merchants. We use a technology called “containerization” to efficiently scale our computing resources across our platform. We have benchmarked the Shopify platform to handle at least 25,000 requests per second and 12,000 orders per minute based on platform load testing.

•
Reliability. Our platform includes servers in geographically dispersed, co-located data centers that are fault-tolerant and ensure that our platform is highly reliable. Because Shopify is at the heart of our merchants’ businesses, we employ a highly redundant, horizontally scalable, shared architecture to ensure resiliency and high availability.

•
Performance. We believe that the faster our merchants’ shops appear to their customers, the more our merchants will sell. We have a dedicated team that is constantly profiling and optimizing the performance of the Shopify platform. We leverage content delivery networks with global points of presence to ensure that content and data is delivered quickly to users across the globe. In 2015, online shops hosted on our platform had sub 100 millisecond median response times, which we believe is much lower than the industry average based on the results of a third-party analytics reporting tool. In 2015, our merchants’ shops averaged 140 million unique monthly visitors, 59% of which were from mobile devices, and we processed an average of 8.7 million orders per month.

•
Deployment. The Shopify platform is “single branch” software, which means that all of our merchants use the latest version of Shopify at all times. The result is that we have no overhead in maintaining older versions of our platform. Our software deployment process enables us to quickly distribute new software as soon as it is ready. This is made possible by our ongoing investment in end-to-end automation and comprehensive test suites.

Our Merchants

As of December 31, 2015, we had 243,468 merchants subscribed to our platform from approximately 150 countries. This represents growth of approximately 69% from the 144,670 merchants that were subscribed to the platform as of December 31, 2014. Our merchants represent a wide array of retail verticals and business sizes. We offer pricing plans designed to meet the needs of our current and prospective merchants. Offering different service and pricing levels allows entrepreneurs to scale without leaving the Shopify platform. We believe this ability to retain merchants as they grow is an important factor for success in serving the SMB market. Shopify offers a number of pricing plans that have varying features, and as a merchant upgrades to the higher-priced options, they receive more powerful tools. While our Basic and Professional plans are our most popular plans, the majority of our GMV comes from merchants subscribing to our Unlimited and Plus plans. Also, merchant retention rates are higher among merchants on higher-priced plans. Shopify Plus was launched in February 2014 to accommodate Shopify merchants that were growing into more sophisticated requirements and needing additional layers of support. Red Bull, P&G, Tesla, RadioShack and New York Stock Exchange are among the more than 1,000 Shopify Plus merchants seeking a reliable, cost-effective and scalable commerce solution.

Our Ecosystem

A rich ecosystem of app developers, theme designers and other partners has evolved around the Shopify platform. We have partners located in more than 100 countries that design and customize storefronts, develop apps and enable third-party integration for merchants on the Shopify platform. We also offer “Shopify Experts”, which is essentially a curated directory of designers, developers, marketers and photographers to assist merchants in the launch of their online store or seamlessly migrate a merchant's shop from another platform. There are currently more than 1,200 apps available in the Shopify App Store, and in 2015, more than 8,500 of our partners referred us at least one new merchant, a 48% increase from the year before.

Merchant Acquisition

Our merchant acquisition strategy is primarily focused on marketing that builds awareness of our offerings. Our approach includes a strong emphasis on data and analytics while continuously innovating and testing new ideas to drive growth.

We actively grow our audience through online channels, including paid search, organic search and social media. Our offline channel strategy includes participating in trade shows and local events to generate awareness of our platform. We also invest in content marketing, such as the Shopify Blog, podcasts, video content, eBooks and other free tools, and provide thought leadership to help our merchants succeed and to build our own brand. Our Build A Business competition similarly helps increase our brand awareness and merchant acquisition. We also began to hire outbound sales representatives in early 2015 for our Shopify Plus offering, and with the early success we have achieved, we intend to continue funding what we believe is a key growth opportunity.

In addition to direct channels, we leverage relationships with third-party design agencies, developers and freelancers around the world who actively refer merchants to us. We also partner with adjacent companies and resellers to sell and offer our solutions to their customers.

Competition

Our market is transforming, competitive and highly fragmented, and we expect competition to increase in the future. We believe the principal competitive factors in our market are:

•	vision for commerce and product strategy;

•	simplicity and ease of use;

•	integration of multiple channels;

•	cost-effective solution;

•	breadth and depth of functionality;

•	pace of innovation;

•	ability to scale;

•	security and reliability;

•	support for a merchant’s brand development; and

•	brand recognition and reputation.

With respect to each of these factors, we believe that we compare favorably to our competitors.

We believe no competitor offers an integrated, multi-channel, cloud-based commerce platform with comparable functionality to ours. However, some merchants may elect to piece together technology from other companies that overlaps with certain functions and features that we provide, including:

•	ecommerce software vendors;

•	content management systems;

•	payment processors;

•	POS software providers;

•	domain registrars; and

•	marketplaces.

Intellectual Property

Our intellectual property and proprietary rights are important to our business. In our efforts to safeguard them, we rely on a combination of copyright, trade secret, trade dress, domain names, trademarks and other rights in Canada, the United States and other jurisdictions in which we conduct our business. We also have confidentiality agreements, assignment agreements and license agreements with employees, contractors, merchants, distributors and other third parties, which limit access to and use of our proprietary intellectual property. Though we rely, in part, upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees, as well as the functionality and frequent enhancements to our platform, make our intellectual property difficult to replicate.

We have been issued trademark registrations in the United States and Canada covering the trademarks “A shop in minutes, a business for life,” “S & Design,” “S Shopify & Design,” and “Shopify.” We have also been issued trademark registrations in the European Union covering the trademark “S & Design” and in Switzerland and Australia covering the trademark “Shopify."

We are subject to certain risks related to our intellectual property. For more information, see “Risk Factors - Risks Related to our Business and Industry.”

Culture and Employees

If you have ambitious goals, you need an equally ambitious team. Shopify is composed of over a thousand highly talented, deeply caring individuals all working on making commerce better for everyone. Our culture is continuously being redefined with every person that joins our company, but, at our core, we value people who:

•	Get shit done

•	Build for the long-term

•	Focus on simple solutions

•	Act like owners

•	Thrive on change

In those values, there is a focus on continuous learning and personal development. We are a fast-growing company that is constantly trying to get better. We expect to see similar growth from everyone in our team.

We deeply value innovation and experimentation. Every few months we take a break from our regular work and for two full days every employee has free reign to work on whatever project they want as long as it adds value to Shopify. We call these two days “Hack Days”. There is no limit to the creativity or scope of the projects. The only rule is that employees must complete their projects no later than 4:00 p.m. at the end of the second day, at which point teams pitch their finished projects.

We believe that being headquartered in Ottawa, Canada gives us access to a large talent pool. Ottawa is currently home to over 1,900 technology companies and has the highest concentration per capita of scientists and engineers in Canada. We recruit our employees through multiple avenues including internships, campus recruiting and global outreach.

As of December 31, 2015, we had 1,048 employees and contractors worldwide. None of our employees is represented by a labor organization or is a party to a collective bargaining arrangement. We consider our relationship with our employees to be excellent.

Government Regulation

We are subject to a number of foreign and domestic laws and regulations that affect companies conducting business on the internet, many of which are still evolving and could be interpreted in ways that could harm our business. Concern about the use of SaaS platforms for illegal conduct, such as money laundering or to support terrorist activities, may in the future result in legislation or other governmental action that could require changes to our platform.

We are subject to U.S. and Canadian laws and regulations that govern or restrict our business and activities in certain countries and with certain persons, including the economic sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control, sanctions regulations administered or enforced by the Office of the Superintendent of Financial Institutions in Canada, and the export control laws administered by the U.S. Commerce Department’s Bureau of Industry and Security, the U.S. State Department’s Directorate of Defense Trade Controls and the Canadian Export and Import Controls Bureau. We are currently subject to a variety of laws and regulations in Canada, the United States, the United Kingdom and elsewhere related to payment processing, including those governing cross-border and domestic money transmission, gift cards and other prepaid access instruments, electronic funds transfers, foreign exchange, anti-money laundering, counter-terrorist financing, banking and import and export restrictions. Depending on how Shopify Payments and our other merchant solutions evolve, we may be subject to additional laws in Canada, the United States, the United Kingdom, Australia and elsewhere.

We are also subject to federal, state, provincial and foreign laws regarding privacy and protection of data. Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data and our agreements with certain merchants require us to notify them in the event of a security incident. We post on our website our privacy policy and terms of service, which describe our practices concerning the use, transmission and disclosure of merchant data and data relating to their customers. Any failure by us to comply with our posted privacy policy or privacy-related laws and regulations could result in proceedings against us by governmental authorities or others, which could harm our business. In addition, the interpretation of data protection laws, and their application to the internet, is unclear and in a state of flux. There is a risk that these laws may be interpreted and applied in conflicting ways from province to province, state to state, country to country or region to region, and in a manner that is not consistent with our current data protection practices. Because our services are accessible worldwide, certain foreign jurisdictions have claimed and others may claim that we are required to comply with their laws, including in jurisdictions where we have no local entity, employees or infrastructure. Complying with these varying international requirements could cause us to incur additional costs and change our business practices. Further, any failure by us to adequately protect our merchants’ or their customers’ data could result in a loss of confidence in our platform and ultimately in a loss of merchants that have subscriptions to our platform which could adversely affect our business.

Further, our reputation and brand may be negatively affected by the actions of merchants or their users that are deemed to be hostile, offensive, inappropriate or unlawful. We do not monitor or review the appropriateness of the content accessible through merchants’ shops in connection with our services, and we do not have control over the activities in which merchants’ customers engage. While we have adopted policies regarding illegal or offensive use of our platform, merchants or their customers could nonetheless engage in these activities. The safeguards we have in place may not be sufficient to avoid harm to our reputation and brand, especially if such hostile, offensive or inappropriate use was high profile, which could adversely affect our ability to expand our merchant subscription base and could harm our business and financial results. It is possible that we could also be subject to liability. In many jurisdictions, laws relating to the liability of providers of online services for activities of their customers and other third parties are currently being tested by a number of claims, including actions based on defamation, invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature of the relevant content. Any court ruling or other governmental regulation or action that imposes liability on providers of online services in connection with the activities of their customers or their customers’ users could harm our business. In such circumstances we may also be subject to liability under applicable law, which may not be fully mitigated by our terms of service. Any liability attributed to us could adversely affect our brand, reputation, ability to expand our subscriber base and financial results.

For a discussion of seasonality please see “—Factors Affecting the Comparability of our Results—Seasonality” in our MD&A attached hereto as Exhibit 15.1.

C. Organizational Structure

The following reflects our current significant subsidiaries. All of our subsidiaries are wholly-owned.

D. Property, Plants and Equipment
Leased Facilities:

We are headquartered in Ottawa, Canada. We do not own any real property. The following table outlines significant properties that we currently lease:

Location	Square Feet	Date Lease Ends	Purpose
Ottawa, Canada(1)	154,302	December 31, 2026	Office Space
Kitchener-Waterloo, Canada(1)	39,173	September 30, 2022	Office Space
Toronto, Canada(1)	36,771	August 31, 2021	Office Space
Montreal, Canada(1)	30,663	June 30, 2026	Office Space
(1) We received leasehold incentives on all of our current leases in the form of rent-free periods and fit-up allowances. These incentives are subject to certain conditions, including that we are not in material default under the applicable lease.

We also lease space in two data centers in the United States.

We believe that our current facilities are adequate to meet our ongoing needs and that, if we require additional space, we will be able to obtain additional facilities on commercially reasonable terms.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

See the management's discussion and analysis of the Company for the year ended December 31, 2015 ("MD&A") attached hereto as Exhibit 15.1.

A. Results of Operations

See the "Factors Affecting the Comparability of our Results", "Key Components of Results of Operations" and "Results of Operations" in the MD&A attached hereto as Exhibit 15.1.

B. Liquidity and Capital Resources

See "Liquidity and Capital Resources" in the MD&A attached hereto as Exhibit 15.1.

C. Research and Development, Patents and Licenses, etc.

Our research and development activities are primarily located in Canada.  Our research and development department is currently comprised of 347 employees and contractors.  In 2015, research and development costs accounted for approximately 19.4% of our total revenues, compared to 24.7% and 27.2% in 2014 and 2013, respectively.

Research and development costs are generally expensed as incurred. We capitalize certain development costs incurred in connection with our internal use software. These capitalized costs are related to the development of our software platform that we host and which is accessed by our merchants on a subscription basis as well as material internal infrastructure software. Costs incurred in the preliminary stages of development are expensed as incurred. We capitalize all direct and incremental costs incurred during the application phase, until such time as the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. We also capitalize costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional features and functionality. Maintenance costs are expensed as incurred.

See "Item 3- D. Risk Factors" - We may be subject to claims by third-parties of intellectual property infringement." and "We may be unable to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third-parties from making unauthorized use of our technology."

D. Trend Information
Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the current fiscal year that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

For fiscal year 2015, 2014 and 2013, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial position, results of operations, liquidity, capital expenditures or capital resources.

F. Tabular Disclosure of Contractual Obligations

See "Contractual Obligations and Contingencies" within the MD&A attached hereto as Exhibit 15.1.

G. Safe Harbor
Please see “Forward Looking Information” on page 6 of this Annual Report.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management
The following table sets forth certain information relating to our directors and executive officers as of February 9, 2016. The address for our directors and executive officers is c/o Shopify Inc., 150 Elgin Street, 8th Floor, Ottawa, Ontario, Canada K2P 1L4.

Name and Place of Residence	Age	Position	Principal Occupation
Tobias Lütke Ontario, Canada	35	Chief Executive Officer Chairman of the Board	Chief Executive Officer, Shopify
Russell Jones Ontario, Canada	56	Chief Financial Officer	Chief Financial Officer, Shopify
Harley Finkelstein Ontario, Canada	32	Chief Operating Officer	Chief Operating Officer, Shopify
Daniel Weinand Ontario, Canada	36	Chief Design Officer	Chief Design Officer, Shopify
Craig Miller Ontario, Canada	33	Chief Marketing Officer	Chief Marketing Officer, Shopify
Brittany Forsyth Ontario, Canada	28	Senior Vice President of Human Relations	Senior Vice President of Human Relations, Shopify
Joseph Frasca Ontario, Canada	42	Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary, Shopify
Jean-Michel Lemieux Ontario, Canada	43	Senior Vice President, Engineering	Senior Vice President, Engineering, Shopify
Robert Ashe Ontario, Canada	56	Director	Corporate director
Steven Collins Florida, United States	51	Director	Corporate director
Jeremy Levine New York, United States	42	Director	Partner, Bessemer Venture Partners
Trevor Oelschig California, United States	41	Director	Partner, Bessemer Venture Partners
John Phillips Ontario, Canada	65	Director	Corporate director

Tobias Lütke
Tobias Lütke co-founded Shopify in September 2004. Mr. Lütke has served as our Chief Executive Officer since April 2008. Prior to that, Mr. Lütke acted as our Chief Technology Officer between September 2004 and April 2008. Mr. Lütke worked on the core team of the Ruby on Rails framework and has created many popular open source libraries such as Active Merchant.

Russell Jones
Russell Jones has been our Chief Financial Officer since March 2011. Prior to his appointment at Shopify, Mr. Jones served as Chief Financial Officer to both BDNA Corporation from September 2009 to August 2010 and to Xambala Incorporated from September 2007 to February 2011. Between March 2002 and August 2007, Mr. Jones co-founded CFO4Results, which provided interim Chief Financial Officer, business and operational support services to a number of early to mid-stage technology companies. Mr. Jones holds a Bachelor of Commerce (Honors) degree from Carleton University and is a CPA, CA.

Harley Finkelstein
Harley Finkelstein has acted as our Chief Operating Officer since 2016. Prior to that Harley Finkelstein acted as our Chief Platform Officer since 2010. Prior to that, Mr. Finkelstein founded numerous other startups and e-commerce companies. Mr. Finkelstein currently serves on the board of The C100, a non-profit organization that supports Canadian technology entrepreneurship through mentorship, partnership and investment, and is an advisor to Felicis Ventures and OMERS. Mr. Finkelstein holds a B.A. degree in Economics from Concordia University and a J.D./M.B.A. joint degree in Law and Business from the University of Ottawa.

Daniel Weinand
Daniel Weinand joined Shopify in August 2005 and co-founded the Shopify platform that launched in 2006. He has been our Chief Design Officer since 2008. Mr. Weinand also acts as our Chief Culture Officer, taking on that role in 2012. Prior to joining Shopify, Mr. Weinand was a freelance web designer for private and corporate clients. Mr. Weinand studied Computer Science and Music at the University of Dortmund in Germany.

Craig Miller
Craig Miller joined Shopify in September 2011 and acts as our Chief Marketing Officer. Mr. Miller previously held several product and marketing roles at Kijiji, an eBay Company, between 2009 and 2011. Mr. Miller holds a Bachelor degree in Electrical Engineering from McGill University.

Brittany Forsyth
Brittany Forsyth has been with Shopify since May 2010 and served as our Senior Vice President of Human Relations since January 2016, and our Vice President of Human Relations since September 2014. Prior to joining Shopify, Ms. Forsyth obtained a Bachelor of Commerce degree at Carleton University. Ms. Forsyth is involved with a number of human resources organizations across North America.

Joseph Frasca
Joseph Frasca joined Shopify in May 2014 as General Counsel, and has served as Senior Vice President, General Counsel and Secretary since January 2016. Prior to his appointment at Shopify, Mr. Frasca was Senior Corporate Counsel at EMC Corporation between May 2011 and May 2014 and Corporate Counsel at EMC Corporation between January 2008 and May 2011. Mr. Frasca also worked in private practice as an Associate at Skadden, Arps, Slate, Meagher & Flom LLP prior to EMC. Mr. Frasca holds a J.D. from Boston University School of Law, a Master of Arts in Law and Diplomacy from The Fletcher School at Tufts University and a B.S. in Russian Language and Linguistics from Georgetown University. Mr. Frasca is a member of the Society of Corporate Secretaries & Governance Professionals sitting on the Securities Law Committee.

Jean-Michel Lemieux
Jean-Michel Lemieux joined Shopify in March 2015 as Vice President, Engineering, and has served as Senior Vice President of Engineering since January 2016. Prior to joining Shopify, he served as the Vice President of Engineering at Atlassian and as the Chief Architect for Rational Team Concert, a division of IBM. Jean-Michel co-authored the book, Eclipse Rich Client Platform and has filed two U.S. patents on software configuration management. Jean-Michel holds a Bachelor’s degree in Computer Science from the University of Ottawa.

Robert Ashe
Robert Ashe has served as a member of our board of directors since December 2014. Over 24 years, Mr. Ashe held a variety of positions with increasing responsibility at Cognos Incorporated, a business intelligence and performance management software company. Mr. Ashe ultimately served as Chief Executive Officer of Cognos Incorporated from 2005 to 2008 before the company was acquired by IBM. Mr. Ashe remained with IBM as a general manager of business analytics from 2008 to 2012. Mr. Ashe currently serves on the board of directors of Halogen Software (TSX), ServiceSource International (NASDAQ) and MSCI Inc. (NYSE). Mr. Ashe holds a Bachelor of Commerce from the University of Ottawa. Mr. Ashe was selected to serve on our board of directors because of his strong business and leadership experience.

Steven Collins
Steven Collins has served as a member of our board of directors since June 2014. Mr. Collins served as the Executive Vice President and Chief Financial Officer of ExactTarget Inc., a cross-channel digital marketing company, from 2011 to 2014. Prior to that, Mr. Collins held the position of Senior Vice President and Chief Financial Officer of NAVTEQ Corporation, a digital mapping company; Mr. Collins was with NAVTEQ Corporation from 2003 through 2011 and served as the Vice President of Finance and the Senior Vice President of Finance & Accounting prior to being named Chief Financial Officer. Mr. Collins currently serves on the board of directors of Instructure (NYSE: INST) and three privately held companies. Mr. Collins holds a B.S. degree in Industrial Engineering from Iowa State University and an M.B.A. from the Wharton School of the University of Pennsylvania. Mr. Collins was selected to serve on our board of directors because of his strong business acumen and leadership skills.

Jeremy Levine
Jeremy Levine has served as a member of our board of directors since February 2011. Since January 2007, Mr. Levine has been a Partner at Bessemer Venture Partners, a venture capital firm he joined in May 2001. Mr. Levine currently serves on the board of directors of Yelp Inc. (NYSE), a local directory and user review service, and a number of privately held companies. Mr. Levine holds a B.S. degree in Computer Science from Duke University. Mr. Levine was selected to serve on our board of directors because of his experience in the venture capital industry and as a director of both publicly and privately held technology companies.

Trevor Oelschig
Trevor Oelschig has served as a member of our board of directors since October 2010. Since January 2012, Mr. Oelschig has been a Partner at Bessemer Venture Partners, a venture capital firm he joined in June 2007. Mr. Oelschig currently serves on the board of directors of a number of privately held companies. Mr. Oelschig holds a B.S. degree in Industrial Engineering & Operations Research from the University of California at Berkeley, an M.S. degree in Management Science & Engineering from Stanford University, and an M.B.A. from the Wharton School of the University of Pennsylvania. Mr. Oelschig was selected to serve on our board of directors because of his investment experience in the software industry, his breadth of knowledge and understanding of our industry, and his service on the board of directors of other technology companies.

John Phillips
John Phillips has served as a member of our board of directors since April 30, 2010. Mr. Phillips has worked with Klister Credit Corp., his family investment and consulting company, and is currently its Chief Executive Officer, a position he has held since 1993. Mr. Phillips had a career in the legal profession working in private practice at Blake, Cassels & Graydon LLP for 20 years and as general counsel at Clearnet Communications Inc. for nearly six years. Mr. Phillips currently serves on the board of directors of a number of privately held companies and gained experience serving on the board of directors of Clearnet Communications Inc. and Redknee Solutions Inc., both then public companies. Mr. Phillips received a B.A. from Trinity College, University of Toronto and an L.L.B./J.D. from the Faculty of Law, University of Toronto. Mr. Phillips was selected to serve on our board of directors because of his business, legal and investment experience.

Please see also Item 6.C. “Directors, Senior Management and Employees — Board Practices”, and Item 10.B. “Additional Information — Memorandum and Articles of Incorporation” for additional information concerning board practices and election of directors.

B. Compensation

Compensation of Executives

Introduction

The following section describes the significant elements of our executive compensation program, with particular emphasis on the compensation paid to our Chief Executive Officer, our Chief Financial Officer and our other executive officers in 2015.

Overview

We operate in a new and rapidly evolving market. To succeed in this environment and to achieve our business and financial objectives, we need to attract, retain and motivate a highly talented team of executives. We expect our team to possess and demonstrate strong leadership and management capabilities, as well as foster our company culture, which is at the foundation of our success and remains a pivotal part of our everyday operations.

Our executive compensation program is designed to achieve the following objectives:

•provide market-competitive compensation opportunities in order to attract and retain talented, high-performing and experienced executive officers, whose knowledge, skills and performance are critical to our success;
•motivate these executive officers to achieve our business objectives;
•align the interests of our executive officers with those of our shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of our business; and
•provide incentives that encourage appropriate levels of risk-taking by the executive team.

We offer our executives cash compensation in the form of base salary and equity-based compensation, which is awarded in the form of stock options and/or restricted share units (RSUs). We believe that equity-based compensation awards motivate our executives to achieve our strategic and financial objectives, and also align their interests with the long-term interests of our shareholders. We provide base salary to compensate employees for their day-to-day responsibilities, at levels that we feel are necessary to attract and retain executive talent. We do not provide performance bonuses or incentives to our executive officers. We expect all employees to perform at a level deserving of a bonus and we have taken this into consideration in setting total compensation for our executive officers. While we have determined that our current executive compensation program is effective at attracting and maintaining executive talent, we evaluate our compensation practices on an ongoing basis to ensure that we are providing market-competitive compensation opportunities for our executive team.

As we only recently transitioned from being a privately-held company to a publicly-traded company, we will continue to evaluate our philosophy and compensation programs as circumstances require and plan to review compensation on an annual basis. As part of this review process, we expect to be guided by the philosophy and objectives outlined above, as well as other factors which may become relevant, such as the cost to us if we were required to find a replacement for a key employee.

Compensation-Setting Process

Our board of directors has adopted a written charter for the compensation committee that establishes, among other things, the compensation committee’s purpose and its responsibilities with respect to executive compensation. The charter of the compensation committee provides that the compensation committee shall, among other things, assist the board of directors in its oversight of executive compensation, management development and succession, director compensation and executive compensation disclosure.

Prior to 2014, neither we nor our board or compensation committee had retained a compensation consultant to provide services in respect of executive compensation. In 2015, our compensation committee retained Towers Watson Canada Inc., or Towers Watson, a consulting firm which provides independent advice in executive compensation and related governance issues, to provide services exclusively to the compensation committee in connection with executive compensation matters for 2016, including the following:

•assist in reviewing the competitiveness of our cash compensation arrangements for our executives;
•assist in determining new option awards for our executives;
•suggest a peer company group composed of industry-related, public companies with revenues, market capitalization and employee populations comparable to us; and
•conduct an executive compensation assessment analyzing the current cash and equity compensation of our senior management team against compensation for similarly situated executives at our peer group companies.

For the foregoing services, Towers Watson billed us an aggregate of approximately C$124,000 in 2015. Towers Watson does not provide any services to us other than its provision of services to the compensation committee.

The compensation paid in 2015 to our Chief Executive Officer, our Chief Financial Officer and our other three most highly compensated executive officers, which we refer to as our named executive officers or NEOs, for the year ending December 31, 2015, is summarized below under the heading “Summary Compensation Table”.

Executive Compensation Program Components

In 2015, our compensation program consisted primarily of the following elements: base salary, long-term equity incentive compensation and customary benefit programs.

Base Salary. We provide base salary as a fixed source of compensation for our executive officers. Base salaries for NEOs are established based on the scope of their responsibilities and competencies, and taking into consideration the NEO’s total compensation package and our overall approach to compensation. Base salaries are reviewed annually and increased for merit reasons, based on the executive’s success in meeting or exceeding individual objectives. Additionally, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope of breadth of an executive’s role or responsibilities, as well as to maintain market competitiveness. The board does not apply specific formulas or undertake benchmarking in determining base salary levels.

Bonuses. We do not provide performance bonuses or incentives, including for our named executive officers. We expect all employees to perform at a level deserving of a bonus, and have taken this into consideration in setting total compensation for all employees, including the named executive officers. We believe that this promotes a focus on long-term value creation.

Equity Compensation. As a privately held company for most of our history, we had historically used stock options as the principal component of our executive compensation program. Consistent with our compensation objectives, we believe this approach has allowed us to attract and retain key talent in our industry and aligned our executive team’s focus and contributions with the long-term interests of the company and our shareholders. Typically, stock options granted to our executive officers are subject to time-based vesting at a rate of 25% on the first anniversary of the vesting start date with the remainder vesting in equal installments over the next three years, allowing them to serve as an effective retention tool and to focus the executives on achieving long-term value. We anticipate that future equity grants to executive officers may include restricted stock units (RSUs) in addition to stock options.

In determining the size and frequency of executive option awards, our board has customarily considered, among other things, individual negotiations with the executive officers at their time of hire, the executive officer’s total compensation opportunity, the need to create a meaningful opportunity for reward predicated on the creation of long-term shareholder value, the need to attract and retain employees in the absence of a cash bonus program, the Chief Executive Officer’s recommendations, individual accomplishments, adjustments to duties, the executive officer’s existing equity award holdings (including the unvested portion of such awards), and the retention implications of existing grants and our incentive goals.

Given the existing equity holdings of our executive team, and taking into consideration the unvested portion and value of outstanding equity awards, no equity award grants were made to our named executive officers in 2015.

Employee Benefits. We provide standard health, dental, life and disability insurance benefits to our executive officers, on the same terms and conditions as provided to all other eligible employees. We do not offer a deferred compensation plan or pension plan.

We currently do not provide executive perquisites that are not generally available on a non-discriminatory basis to all of our employees. However, from time to time, we may consider providing such perquisites to our executives to the extent our board believes that they are important for attracting and retaining key executive talent.

Compensation Risk Assessment

In connection with our initial public offering in May 2015, our board of directors reviewed the potential risks associated with the structure and design of our various compensation plans, including a comprehensive review of the material compensation plans and programs for all employees. Our board of directors concluded that our compensation plans and programs operate within our larger corporate governance and review structure that serves and support risk mitigation and discourages excessive or unnecessary risk-taking behavior.

Summary Compensation Table

The following table summarizes the compensation we paid to our named executive officers for the year ending December 31, 2015, our first fiscal year as a public company.

Name and Principal Position	Salary(1) ($)	Share- based Awards(2) ($)	Option- based Awards(3) ($)	Non-Equity Incentive Plan Compensation(4) ($)		Pension Value(5) ($)	All Other Compensation(6) ($)	Total Compensation ($)
				Annual incentive plans	Long-term incentive plans
Tobias Lütke	$310,675	-	-	-	-	-	$11,556	$322,231
Chief Executive Officer
Russell Jones	$234,813	-	-	-	-	-	$4,753	$239,566
Chief Financial Officer
Harley Finkelstein	$234,813	-	-	-	-	-	$4,658	$239,471
Chief Operating Officer
Craig Miller	$234,813	-	-	-	-	-	$5,019	$239,832
Chief Marketing Officer
Daniel Weinand	$234,813	-	-	-	-	-	$4,670	$239,483
Chief Design Officer

(1)
Base salaries are paid to our named executive officers in Canadian dollars. For the year ending December 31, 2015, we paid a base salary of C$430,000 to Mr Lütke, C$325,000 to Mr. Jones, and C$325,001 to each of Messrs. Finkelstein, Miller and Weinand. The base salary amounts reported in the above table have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.7225, which was the Bank of Canada noon rate on December 31st, 2015.

(2)	We did not grant any share-based awards to our named executive officers in 2015.
(3)	We did not grant any option-based awards to our named executive officers in 2015.
(4)	We do not currently offer non-equity incentive plan compensation.
(5)	We do not currently offer a deferred compensation plan or pension plan.
(6)	None of the named executive officers are entitled to perquisites or other personal benefits which, in the aggregate, are worth over C$50,000 or over 10% of their base salary.

Outstanding Option-Based and Share-based Awards

The following table indicates, for each of the named executive officers, all option-based and share-based awards outstanding as of December 31, 2015.

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options exercisable(1) (#)	Option Exercise Price(2) ($)	Option expiration date	Value of Unexercised In-The- Money Options(3) ($)	Number of shares or units that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Tobias Lütke	425,899	0.09	July 1, 2018	10,951,269	—	—
	332,730	0.12	September 30, 2020	8,545,970	—	—
	403,348	6.22	December 17, 2024	7,897,554	—	—
Russell Jones	302,015	0.15	April 26, 2021	7,746,081	—	—
	181,255	0.36	March 28, 2022	4,610,765	—	—
	121,004	6.22	December 17, 2024	2,369,258	—	—
Harley Finkelstein	172,509	0.12	June 7, 2020	4,430,790	—	—
	166,365	0.12	September 30, 2020	4,272,985	—	—
	174,870	0.15	August 10, 2021	4,485,066	—	—
	80,670	6.22	December 17, 2024	1,579,519	—	—
Craig Miller	522,568	0.15	August 10, 2021	13,402,824	—	—
	100,000	0.74	July 12, 2023	2,506,000	—	—
	322,678	6.22	December 17, 2024	6,318,035	—	—
Daniel Weinand	80,670	6.22	December 17, 2024	1,579,519	—	—

(1)
The stock options reflected in this column were granted under our Legacy Option Plan, each such option is exercisable for one Class B multiple voting share. For a description of the terms of stock options granted under our Legacy Option Plan, see “-Incentive Plans-Legacy Option Plan.”

(2)
Some of these options have an exercise price in Canadian dollars. Such exercise prices have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.7225, which was the Bank of Canada noon rate on December 31, 2015.

(3)
The value of unexercised in-the-money options is calculated based on the closing price on the NYSE of $25.80 on December 31, 2015 of our Class A subordinate voting shares. Each Class B multiple voting share is convertible, at the option of the holder, into one Class A subordinate voting share.

Incentive Plan Awards-Value Vested or Earned During the Year

The following table indicates, for each of the named executive officers, a summary of the value of the option-based and share-based awards that vested in accordance with their terms during the year ending December 31, 2015.

Name	Option-Based Awards- Value Vested During the Year(1) ($)	Share-Based Awards- Value Vested During the Year ($)
Tobias Lütke	2,467,981	—
Russell Jones	2,120,961	—
Harley Finkelstein	1,660,990	—
Craig Miller	2,885,371	—
Daniel Weinand	493,592	—

(1)
The value of options vested during the year is calculated based on the closing price on the NYSE of $25.80 on December 31, 2015 of our Class A subordinate voting share. Each Class B multiple voting share is convertible, at the option of the holder, into one Class A subordinate voting share.

Executive Employment Arrangements and Termination and Change in Control Benefits

On October 15, 2010, we entered into an employment agreement with Mr. Lütke setting forth the terms and conditions of his employment as our Chief Executive Officer, which provided for his initial base salary and initial equity award, and which includes, among other things, provisions regarding confidentiality, non-competition and non-solicitation, as well as eligibility for our benefit plans. Mr. Lütke’s agreement also provides that the vesting of any unvested equity awarded to Mr. Lütke will be accelerated in the event of a change in control transaction. In addition, in the case of termination of employment other than for cause, Mr. Lütke’s employment agreement provides that he is entitled to a termination payment equal to a period of 12 months plus one additional month of base salary for each complete calendar year of service performed by Mr. Lütke, up to a maximum termination payment equal to a period of 18 months, as well as continued benefits for such period of time, and all eligible bonuses. Mr. Lütke’s agreement provides that, for purposes of calculating the applicable termination payment period, the first complete calendar year of service ended on September 30, 2011, with each subsequent complete calendar year of service ending on each anniversary of such date.

On March 7, 2011, we entered into an employment agreement with Mr. Jones setting forth the terms and conditions of his employment as our Chief Financial Officer, which provided for his initial base salary and initial equity award, and which includes, among other things, provisions regarding confidentiality, non-competition and non-solicitation, as well as eligibility for our benefit plans. Mr. Jones’ agreement also provides that the vesting of any unvested equity awarded to Mr. Jones will be accelerated in the event of his involuntary termination of employment on or immediately prior to the time of completion of a change in control transaction. In addition, in the case of termination of employment other than for cause, Mr. Jones’ employment agreement provides that he is entitled to a termination payment equal to a period of three months plus one additional month of base salary for each complete calendar year of service performed by Mr. Jones, up to a maximum termination payment equal to a period of six months, as well as continued benefits for such period of time and all eligible bonuses.

On July 5, 2011, we entered into an employment agreement with Mr. Miller setting forth the terms and conditions of his employment, which provided for his initial base salary and initial equity award, and which includes, among other things, provisions regarding confidentiality, non-competition and non-solicitation, as well as eligibility for our benefit plans. In addition, Mr. Miller’s agreement also provides that the vesting of the unvested equity of his initial equity award will be accelerated by 12 months in the event of certain change in control transactions. In the case of termination of employment other than for cause, Mr. Miller’s employment agreement provides that he is entitled to a termination payment equal to a period of three months plus one additional month of base salary for each complete calendar year of service performed by Mr. Miller, up to a maximum termination payment equal to a period of six months, as well as continued benefits for such period of time, and all eligible bonuses.

The terms and conditions of employment for each of Messrs. Finkelstein and Weinand are set forth in written letter agreements, each dated December 9, 2010, which include, among other things, provisions regarding initial base salary, initial equity award, eligibility for our benefit plans generally, and confidentiality, non-competition and non-solicitation. These agreements do not provide for any contractual severance entitlements or equity acceleration.

The table below shows the incremental payments that would be made to our named executive officers under the terms of their employment agreements upon the occurrence of certain events.

Name and Principal Position	Event	Severance(1) ($)	Options(2)(3) ($)	Other Payments ($)	Total ($)
Tobias Lütke Chief Executive Officer	Termination other than for cause; Change in control	429,641	7,154,392	—	7,584,033
Russell Jones Chief Financial Officer	Termination other than for cause; Involuntary termination on or immediately prior to a change in control	119,783	3,414,165	—	3,533,948
Harley Finkelstein Chief Operating Officer	-	—	—	—	—
Craig Miller Chief Marketing Officer	Termination other than for cause; Change in control	119,916	—	—	119,916
Daniel Weinand Chief Design Officer	-	—	—	—	—

(1)
Severance payments are calculated based on the base salary we pay to the executive officer, which is paid in Canadian dollars. The severance amounts reported in the table have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.7225, which was the Bank of Canada noon rate on December 31, 2015.

(2)
The value of unvested options is calculated based on the closing price on the NYSE of 25.80 on December 31, 2015 of our Class A subordinate voting shares. Each Class B multiple voting share is convertible, at the option of the holder, into one Class A subordinate voting share.

(3)
Mr. Lütke’s employment agreement provides that the vesting of any unvested equity awarded to Mr. Lütke will be accelerated in the event of a change in control transaction. Mr. Jones’ agreement provides that the vesting of any unvested equity awarded to Mr. Jones will be accelerated in the event of his involuntary termination of employment on or immediately prior to the time of completion of a change in control transaction.

Compensation of Directors

Mr. Lütke, the Chairman of our board of directors, is also our Chief Executive Officer. Mr. Lütke does not receive any additional compensation for his service as a director. See “-Compensation of Executives” for disclosure relating to his compensation.

In 2015, our directors did not receive any compensation for serving on our board of directors, with the exception of Mr. Collins and Mr. Ashe. In 2015, Mr. Collins received compensation of $20,000 for his services as a member of our board of directors and $10,000 for his services as chair of our audit committee. Mr. Ashe received compensation of $20,000 for his services as a member of our board of directors, $10,000 for his services as Chair of our compensation committee and $5,000 for his services as a member of our audit committee.

The written charter of our compensation committee provides that the committee will review compensation for members of our board of directors on at least an annual basis, taking into account their responsibilities and time commitment and information regarding the compensation paid at peer companies. The compensation committee will make recommendations to our board of directors with respect to changes to our approach to director compensation as it considers appropriate.

Each member of our board of directors is entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending board meetings and meetings for any committee on which he serves.

Incentive Plans

We have adopted a Fourth Amended and Restated Incentive Stock Option Plan referred to here as our Legacy Option Plan. As of December 31, 2015, a total of 10,519,901 options were outstanding under the Legacy Option Plan, and each such option is exercisable for one Class B multiple voting share. No further awards will be made under the Legacy Option Plan.

Our new stock option plan, or the Stock Option Plan, as well as our long term incentive plan, or the LTIP (and, together with the Stock Option Plan, the Incentive Plans) each became effective upon the completion of our initial public offering in May 2015. Options granted under the Stock Option Plan are exercisable for Class A subordinate voting shares. As of December 31, 2015, a total of 684,125 options were outstanding under the Stock Option Plan. The LTIP provides for the grant of share units, or LTIP Units, consisting of restricted share units, or RSUs, performance share units, or PSUs, and deferred share units, or DSUs. As of December 31, 2015, a total of 428,566 RSUs were outstanding under the LTIP.

Stock Option Plan

The Stock Option Plan allows for the grant of options to our directors, executive officers, employees and consultants. Our board of directors is responsible for administering the Stock Option Plan, and the compensation committee will make recommendations to our board of directors in respect of matters relating to the Stock Option Plan. The following discussion is qualified in its entirety by the text of the Stock Option Plan.

Our board of directors, in its sole discretion, shall from time to time designate the directors, executive officers, employees or consultants to whom options shall be granted, the number of Class A subordinate shares to be covered by each option granted and the terms and conditions of such option.

The maximum number of Class A subordinate voting shares reserved for issuance, in the aggregate, under our Stock Option Plan and the LTIP was initially equal to 3,743,692 Class A Shares, representing 2,500,000 Class A subordinate voting shares, plus the number of shares subject to the Legacy Option Plan’s available reserve as of the date of the closing of our initial offering, which was 1,243,692.

We currently do not provide any financial assistance to participants under the Stock Option Plan.

As of December 31, 2015, a total of 684,125 options were outstanding under the Stock Option Plan, and the Class A multiple voting shares issuable upon exercise of such options represent in the aggregate: (i) 1.2% of the Class A subordinate voting shares issued and outstanding as of December 31, 2015, and (ii) 0.9% of the total Class A subordinate shares and Class B multiple voting shares collectively issued and outstanding as of December 31, 2015.

The number of Class A subordinate voting shares available for issuance, in the aggregate, under the Stock Option Plan and the LTIP will be automatically increased on January 1 of each year, beginning on January 1, 2016 and ending on January 1, 2026, in an amount equal to 5% of the aggregate number of outstanding Class A subordinate voting shares and Class B multiple voting shares on December 31 of the preceding calendar year. Our board of directors, however, may act prior to January 1 of a given year to provide that there will be no January 1 increase in the maximum number of Class A subordinate voting shares reserved for issuance under the Stock Option Plan and the LTIP for the then-upcoming fiscal year or to provide that any increase in the Class A subordinate voting share reserve for that year will be a lesser number of Class A subordinate voting shares. For 2016, our board of directors has not limited the 5% increase to the number of Class A subordinate voting shares available for issuance, in the aggregate, under the Stock Option Plan and the LTIP, so that as of January 1, 2016 there were 6,786,124 Class A subordinate voting shares reserved for issuance, in the aggregate, under the Stock Option Plan and the LTIP.

All of the Class A subordinate voting shares covered by expired, cancelled or forfeited options granted under the Stock Option Plan, as well as a number of Class A subordinate voting shares equal to the number of Class B multiple voting shares covered by expired, cancelled or forfeited options granted under the Legacy Option Plan and a number of Class A subordinate voting shares that become re-available for grants pursuant to the terms of the LTIP will automatically become available Class A subordinate voting shares for the purposes of options that may be subsequently granted under the Stock Option Plan and for purposes of the LTIP.

All options granted under the Stock Option Plan will have an exercise price determined and approved by our board of directors at the time of grant, which shall not be less than the market price of the Class A subordinate voting shares at such time. For purposes of the Stock Option Plan, the market price of the Class A subordinate voting shares shall be the volume weighted average trading price of the Class A subordinate voting shares on the NYSE for the five trading days ending on the last trading day before the day on which the option is granted.

An option shall be exercisable during a period established by our board of directors which shall commence on the date of the grant and shall terminate not later than ten years after the date of the granting of the option. The Stock Option Plan provides that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a black-out period. In such cases, the extended exercise period shall terminate ten business days after the last day of the blackout-period.

The Stock Option Plan also provides that appropriate adjustments, if any, will be made by our board of directors in connection with a reclassification, reorganization or other change of shares, consolidation, distribution, merger or amalgamation or similar corporate transaction, in order to maintain the optionees’ economic rights in respect of their options in connection with such change in capitalization, including adjustments to the exercise price and/or the number of Class A subordinate voting shares to which an optionee is entitled upon exercise of options, or permitting the immediate exercise of any outstanding options that are not otherwise exercisable.

The following table describes the impact of certain events upon the rights of holders under the Stock Option Plan, including termination for cause, resignation, termination other than for cause, retirement, death or disability:

Event	Provisions
Termination for cause	Forfeiture of all unvested options Cancellation of all unexercised options as of date of termination
Resignation	Forfeiture of all unvested options 90 days after resignation to exercise vested options
Termination other than for cause	Forfeiture of all unvested options 90 days after termination to exercise vested options
Retirement	Forfeiture of all unvested options 90 days after retirement to exercise vested options
Death or disability	Forfeiture of all unvested options one year after event to exercise vested options

A participant’s grant agreement or any other written agreement between a participant and Shopify may provide that unvested options be subject to acceleration of vesting and exercisability in certain circumstances, including in the event of certain change of control transactions. Our board of directors may at its discretion accelerate the vesting of any outstanding options notwithstanding the previously established vesting schedule, regardless of any adverse or potentially adverse tax consequences resulting from such acceleration or, subject to applicable regulatory provisions and shareholder approval, extend the expiration date of any option, provided that the period during which an option is exercisable does not exceed ten years from the date such option is granted.

Our board of directors may amend the Stock Option Plan or any option at any time without the consent of the optionees provided that such amendment shall (i) not adversely alter or impair any option previously granted except as permitted by the terms of the Stock Option Plan, (ii) be subject to any regulatory approvals including, where required, the approval of the TSX, and (iii) be in compliance with applicable law and subject to shareholder approval, where required by law, the requirements of the TSX or the Stock Option Plan, provided however that shareholder approval shall not be required for the following amendments and our board of directors may make any changes which may include but are not limited to:

•amendments of a general housekeeping or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the Stock Option Plan;
•a change to the provisions of any option governing vesting, assignability and effect of termination of a participant’s employment contract or office;
•the addition of a form of financial assistance and any amendment to a financial assistance provision which is adopted;
•a change to advance the date on which any option may be exercised under the Stock Option Plan; and
•a change to the eligible participants of the Stock Option Plan.

For greater certainty, our board of directors shall be required to obtain shareholder approval to make the following amendments:

•any amendment which reduces the exercise price of any option after the options have been granted or any cancellation of an option and the substitution of that option by a new option with a reduced price, except in the case of an adjustment pursuant to a change in capitalization;
•any amendment which extends the expiry date of any option beyond the original expiry date, except in case of an extension due to a black-out period;
•any increase to the maximum number of Class A subordinate shares issuable from treasury under the Stock
Option Plan and any other treasury-based share compensation plans, other than an adjustment pursuant to a change in capitalization; and
•any amendment to the amendment provisions of the Stock Option Plan.

Except as specifically provided in an option agreement approved by our board of directors, options granted under the Stock Option Plan are generally not transferable; however, an optionee may, with the prior approval of the company, transfer options to (i) such optionee’s family or retirement savings trust, or (ii) registered retirement savings plans or registered retirement income funds of which the optionee is and remains the annuitant.

Legacy Option Plan

We have previously granted to certain directors, employees, officers and consultants options to purchase common shares of the company under the Legacy Option Plan. As part of the reorganization of our share capital in connection with our initial public offering, each option issued and outstanding under the Legacy Option Plan became exercisable for Class B multiple voting shares. The options issued under the Legacy Option Plan were granted at exercise prices equal to the fair market value of the underlying shares at the time of initial grant. The exercise price of certain options was subsequently adjusted in accordance with the terms of the Legacy Option Plan to reflect the split of all our issued and outstanding common shares on a 5-for-1 basis which occurred on April 12, 2013. For additional information relating to options outstanding under the Legacy Option Plan, see “Description of Share Capital-Options to Purchase Securities.”

The Legacy Option Plan provides that appropriate adjustments, if any, will be made by our board of directors in connection with any subdivision, redivision, consolidation, merger, recapitalization or similar change affecting the Class B multiple voting shares, including adjustments to the exercise price and/or the number of Class B multiple voting shares to which an optionee is entitled upon exercise of options.

In connection with our initial public offering, our Legacy Option Plan was amended and restated to, among other things, introduce a cashless exercise feature and to include terms and conditions required by the TSX for a stock option plan such as provisions and restrictions relating to amendment of the Legacy Option Plan or options similar to those applicable to the Stock Option Plan summarized above under “-Stock Option Plan”.

No additional options will be granted under the Legacy Option Plan. As of December 31, 2015, a total of 10,519,901 options were outstanding under the Legacy Option Plan, and the Class B multiple voting shares issuable upon exercise of such options represent in the aggregate: (i) 45.2% of the Class B multiple voting shares issued and outstanding as of December 31, 2015, and (ii) 13.1% of the total Class A subordinate shares and Class B multiple voting shares collectively issued and outstanding as of December 31, 2015.

LTIP

In connection with our initial public offering, we adopted the LTIP to provide us with flexibility in the design of our long-term incentive compensation arrangements for our directors, officers, employees and consultants (in the case of RSU and PSU grants) and directors (in the case of DSU grants). Our board of directors is responsible for administering the LTIP, and the compensation committee will make recommendations to our board of directors in respect of matters relating to the LTIP. The following discussion is qualified in its entirety by the text of the LTIP.

Under the terms of the LTIP, our board of directors, or if authorized by our board of directors, our compensation committee, may grant LTIP Units as RSUs, PSUs or DSUs. Each LTIP Unit represents the right to receive one Class A subordinate voting share in accordance with the terms of the LTIP. Participation in the LTIP is voluntary and, if an eligible participant agrees to participate, the grant of LTIP Units will be evidenced by a grant agreement with each such participant. The interest of any participant in any LTIP Unit is not assignable or transferable, whether voluntary, involuntary, by operation of law or otherwise, except upon the death of the participant.

In the event that a participant receives Class A subordinate voting shares in satisfaction of a grant of RSUs, PSUs or DSUs during a black-out period, such participant shall not be entitled to sell or otherwise dispose of such Class A subordinate voting share until such black-out period has expired.

The LTIP provides that appropriate adjustments, if any, will be made by our board of directors in connection with a reclassification, reorganization or other change of shares, consolidation, distribution, merger or amalgamation, in the

Class A subordinate voting shares issuable or amounts payable to preclude a dilution or enlargement of the benefits under the LTIP.

Unless otherwise approved by our board of directors and except as otherwise provided in a participant’s grant agreement or any other provision of the LTIP, RSUs will vest as to 1/3 each on the first, second and third anniversary dates of the date of grant. Unless otherwise approved by our board of directors, unvested RSUs previously credited to the participant’s account will expire in the event that the participant is terminated for cause or resigns without good reason, and will vest in the event that the participant retires, is terminated without cause, dies or is incapacitated.

A PSU participant’s grant agreement will describe the performance criteria established by our board of directors that must be achieved for PSUs to vest to the PSU participant, provided the participant is continuously employed by or in our service or the service or employment of any of our affiliates from the date of grant until such PSU vesting date. Unless otherwise determined by our board of directors, unvested PSUs previously credited to the participant’s account will expire in the event that the participant ceases to be an eligible participant.

Our board of directors may, in its sole discretion, suspend or terminate the LTIP at any time or from time to time amend, revise or discontinue the terms and conditions of the LTIP or of any LTIP Unit granted under the LTIP and any grant agreement relating thereto, subject to any required regulatory and stock exchange approval, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any LTIP Unit previously granted except as permitted by the terms of the LTIP or as required by applicable laws.

Our board of directors may amend the LTIP or any LTIP Unit at any time without the consent of a participant provided that such amendment shall (i) not adversely alter or impair any LTIP Unit previously granted except as permitted by the terms of the LTIP, (ii) be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the TSX, and (iii) be subject to shareholder approval, where required by law, the requirements of the TSX or the LTIP, provided however that shareholder approval shall not be required for the following amendments and our board of directors may make any changes which may include but are not limited to:

•amendments of a general housekeeping or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the LTIP;
•changes that alter, extend or accelerate the terms of vesting or settlement applicable to any LTIP Units; and
•a change to the eligible participants under the LTIP.

provided that the alteration, amendment or variance does not:

•	increase the maximum number of Class A subordinate voting shares issuable under the LTIP, other than an adjustment pursuant to a change in capitalization; or

•	amend the amendment provisions of the LTIP.

No such amendment to the LTIP shall cause the LTIP in respect of RSUs or PSUs to cease to be a plan described in section 7 of the Income Tax Act (Canada) or any successor to such provision and no such amendment to the LTIP shall cause the LTIP in respect of DSUs to cease to be a plan described in regulation 6801(d) of the Income Tax Act (Canada) or any successor to such provision. If any provision of the LTIP contravenes Section 409A of the U.S. Internal Revenue Code of 1986, as amended, or the Code, our board of directors may, in its sole discretion and without the participant’s consent, modify such provision to: (i) comply with, or avoid being subject to, Code Section 409A, or to avoid incurring taxes, interest or penalties under Code Section 409A, or otherwise; and/or (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the participant of the applicable provision without materially increasing the cost to us and contravening Code Section 409A.

As of December 31, 2015, a total of 428,566 RSUs were outstanding under the LTIP, and the Class A multiple voting shares issuable upon vesting of such RSUs represent in the aggregate: (i) 0.8% of the Class A subordinate voting shares issued and outstanding as of December 31, 2015, and (ii) 0.5% of the total Class A subordinate shares and Class B multiple voting shares collectively issued and outstanding as of December 31, 2015.

 Indebtedness of Directors, Officers and Members of Senior Management
None of our directors or officers, and no associate or affiliate of any of them, is or has been indebted to us at any time.

C. Board Practices
Our directors are either elected annually by the shareholders at the annual meeting of shareholders or, subject to our articles of incorporation and applicable law, appointed by our board of directors between annual meetings. Each director holds office until the close of the next annual meeting of our shareholders or until he or she ceases to be a director by operation of law, or until his or her removal or resignation becomes effective. Executive officers are appointed by the board of directors to serve, subject to the discretion of the board of directors, until their successors are appointed.
Arrangements Concerning Election of Directors
Our current board of directors consists of six directors. Pursuant to the terms of a Second Amended and Restated Shareholder Voting Agreement, as amended, among our existing shareholders, certain of our shareholders had rights to designate or elect members to our board of directors. Tobias Lütke, John Phillips, Jeremy Levine, Trevor Oelschig, Steven Collins and Robert Ashe were elected to our board of directors pursuant to these arrangements. Our articles of incorporation were amended in connection with our initial public offering to remove this appointment right, and the Second Amended and Restated Shareholder Voting Agreement terminated upon the completion of the initial public offering. Currently-serving directors that were appointed prior to our initial public offering pursuant to the terms of these arrangements will continue to serve pursuant to their appointment until the next annual general meeting of shareholders, unless they resign or are removed earlier.
Composition of our Board of Directors
Under our restated articles of incorporation, our board of directors is to consist of a minimum of one and a maximum of 10 directors as determined from time to time by the directors. Our board of directors is currently comprised of six directors. Under the CBCA, a director may be removed with or without cause by a resolution passed by a majority of the votes cast by shareholders present in person or by proxy at a meeting and who are entitled to vote. The directors are appointed at the annual general meeting of shareholders and the term of office for each of the directors will expire at the time of our next annual shareholders meeting. Under the CBCA, at least one quarter of our directors must be resident Canadians as defined in the CBCA. Our restated articles of incorporation provide that, between annual general meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors so appointed may not at any time exceed one-third of the number of directors who held office at the expiration of the last meeting of our shareholders.
There are no family relationships among any of our directors or executive officers.

For further information, please see Item 6.A. “Directors, Senior Management and Employees — Directors and Senior Management” and Item 6.B. “Compensation”.

Board Committees

The standing committees of our board of directors consist of an audit committee, a compensation committee, and a nominating and corporate governance committee.

Audit Committee

Our audit committee is comprised of Messrs. Ashe, Collins and Phillips, and is chaired by Mr. Collins. Our board of directors has determined that each of these directors meets the independence requirements, including the heightened independence standards for members of the audit committee, of the NYSE, the SEC and National Instrument 52-110 - Audit Committees ("NI 52-110"). Our board of directors has determined that each of the members of the audit committee is “financially literate” within the meaning of the NYSE rules and NI 52-110. Mr. Collins has been identified as an audit committee financial expert as defined by the SEC rules. Mr. Collins currently serves as chair of the audit committee of Instructure, Inc. (NYSE). Mr. Ashe currently serves on the audit committees of three public companies: Halogen Software (TSX), ServiceSource International (NASDAQ) and MSCI Inc. (NYSE). Our board of directors has determined that Mr. Ashe’s simultaneous service on those audit committees does not impair his ability to effectively serve on our audit committee. For a description of the education and experience of each member of the audit committee, see “— Directors and Senior Management”.
Our board of directors has established a written charter setting forth the purpose, composition, authority and responsibility of the audit committee, consistent with the rules of the NYSE, the SEC and NI 52-110. The principal purpose of our audit committee is to assist our board of directors in discharging its oversight of:

•	the quality and integrity of our financial statements and related information;

•	the independence, qualifications, appointment and performance of our external auditor;

•	our disclosure controls and procedures, internal control over financial reporting and management’s responsibility for assessing and reporting on the effectiveness of such controls;

•	our compliance with applicable legal and regulatory requirements; and

•	our enterprise risk management processes.

Our audit committee has access to all of our books, records, facilities and personnel and may request any information about us as it may deem appropriate. It also has the authority in its sole discretion and at our expense, to retain and set the compensation of outside legal, accounting or other advisors as necessary to assist in the performance of its duties and responsibilities.

Our audit committee also reviews our policies and procedures for reviewing and approving or ratifying related-party transactions, and it is responsible for reviewing and approving or ratifying all related-party transactions.

Pre-Approval Procedures for Non-Audit Services

In addition to recommending the auditors to be nominated and reviewing the compensation of the auditors, the audit committee is also responsible for the pre-approval of all non-audit services to be provided to us by our auditor. At least annually, the audit committee will review and confirm the independence of the auditor by obtaining statements from the independent auditor describing all relationships or services that may affect their independence and objectivity, and the committee will take appropriate actions to oversee our auditor.
Compensation Committee
Our compensation committee is comprised of Messrs. Ashe, Oelschig and Phillips, and is chaired by Mr. Ashe. Under SEC and the NYSE rules, there are heightened independence standards for members of the compensation committee. All of our compensation committee members meet this heightened standard and are also independent for purposes of National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101"). For a description of the background and experience of each member of our compensation committee, see “—Directors and Senior Management.”
Our board of directors has established a written charter setting forth the purpose, composition, authority and responsibility of the compensation committee consistent with the rules of the NYSE, the SEC and the guidance of the Canadian Securities Administrators. The compensation committee’s purpose is to assist the board in its oversight of executive compensation, management development and succession, director compensation and executive compensation disclosure. The principal responsibilities and duties of the compensation committee include:

•	reviewing at least annually our executive compensation plans;

•
evaluating at least once a year our Chief Executive Officer’s performance in light of the goals and objectives established by our board of directors and, based on such evaluation, with appropriate input from other independent members of our board of directors, determining the Chief Executive officer’s annual compensation;

•
reviewing on an annual basis the evaluation process and compensation structure for our executive officers and, in consultation with our Chief Executive Officer, reviewing the performance of the other executive officers in order to make recommendations to our board of directors with respect to the compensation for such officers;

•	assessing the competitiveness and appropriateness of our policies relating to the compensation of executive officers on an annual basis; and

•
reviewing and, if appropriate, recommending to our board of directors the approval of any adoption, amendment and termination of our incentive and equity-based incentive compensation plans (and the aggregate number of shares to be reserved for issuance thereunder), and overseeing their administration and discharging any duties imposed on the compensation committee by any of those plans.

Further particulars of the process by which compensation for our executive officers is determined is provided under the heading “—Executive Compensation.”
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee is comprised of Messers. Levine, Oelschig and Phillips, each of whom is independent for purposes of NI 58-101. The nominating and corporate governance committee is chaired by Mr. Phillips.
Our board of directors has established a written charter setting forth the purpose, composition, authority and responsibility of our nominating and corporate governance committee. The nominating and corporate governance committee’s purpose is to assist our board of directors in:

•	identifying individuals qualified to become members of our board of directors;

•	selecting or recommending that our board of directors select director nominees for the next annual meeting of shareholders and determining the composition of our board of directors and its committees;

•	developing and overseeing a process to assess our board of directors, the Chairman of the board, the committees of the board, the chairs of the committees, individual directors and management; and

•	developing and implementing our corporate governance guidelines.
In identifying new candidates for our board of directors, the nominating and corporate governance committee will consider what competencies and skills our board of directors, as a whole, should possess and assess what competencies and skills each existing director possesses, considering our board of directors as a group, and the personality and other qualities of each director, as these may ultimately determine the boardroom dynamic.
It is the responsibility of the nominating and corporate governance committee to regularly evaluate the overall efficiency of our board of directors and our Chairman and all board committees and their chairs. As part of its mandate, the nominating and corporate governance committee will conduct the process for the assessment of our board of directors, each committee and each director regarding his, her or its effectiveness and contribution, and report evaluation results to our board of directors on a regular basis.
Compensation Committee Interlocks and Insider Participation.
None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

D. Employees

As of December 31, 2015, the Company and its subsidiaries employed 1,048 employees and contractors worldwide. The following table sets forth information concerning our employees and contractors by geographic location for the past three fiscal years:

	Years ended
	December 31, 2015	December 31, 2014	December 31, 2013
Canada	979	520	324
Ireland	43	—	—
Other Countries	26	15	10
	1,048	535	334

E. Share Ownership

See Item 7.A. "Major Shareholders and Related Party Transactions - Major Shareholders".

Please see Item 6.B. “Compensation” for information regarding option-based awards.

All employees are eligible to participate in our Stock Option Plan and Long Term Incentive Plan as outlined in Item 6.B. “Compensation”.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders
The following table sets forth information relating to the beneficial ownership of our shares as of December 31, 2015, by:

•	each person known to our management to be the beneficial owner of 5% or more of our outstanding capital;

•	each of our directors and executive officers; and

•	all of our current directors and executive officers as a group.

As of December 31, 2015, 56,877,089 Class A subordinate voting shares and 23,261,007 Class B multiple voting shares were issued and outstanding.

	Class A subordinate voting shares		Class B multiple voting shares		% of Total Voting Power
	Number	%	Number	%	%

5% Shareholders
Entities affiliated with Bessemer Venture Partners(1)	12,124,514	21.32%	-	-	4.19%
Klister Credit Corp.(2)	750,000	1.32%	4,246,060	18.25%	14.93%
OMERS Ventures II, L.P.(3)	-	-	3,229,485	13.88%	11.16%
Bruce McKean	3,713,865	6.53%	-	-	1.28%
Entities affiliated with Georgian Partners (4)	1,503,030	2.64%	2,151,775	9.25%	7.95%
Entities affiliated with Insight Venture Partners(5)	-	-	2,960,275	12.73%	10.23%
Entities affiliated with FirstMark Capital(6)	7,921,775	13.93%	-	-	2.74%
Executive Officers and Directors
Tobias Lütke(7)	479,500	*	9,390,481	40.37%	32.6%
Russell Jones(8)	135,000	*	557,610	2.40%	1.97%
Harley Finkelstein(9)	137,603	*	447,356	1.92%	*
Daniel Weinand(10)	1,621,273	2.85%	28,571	*	1.59%
Cody Fauser(11)	1,286,591	2.26%	6,723	*	*
Craig Miller	-	-	523,146	2.25%	1.81%
Toby Shannan	-	-	296,975	1.28%	1.03%
Brittany Forsyth	24,267	*	58,417	*	*
Joseph Frasca	-	-	47,514	*	*
Jean-Michel Lemieux	3,800	*	-	-	*
Robert Ashe	58,825	*	21,875	*	*
Steve Collins	-	-	31,250	*	*
Jeremy Levine(12)	12,357,221	21.73%	-	-	4.27%
Trevor Oelschig(13)	12,127,157	21.32%	-	-	4.19%
John Phillips(2)	375,000	*	2,123,030	9.13%	7.46%
Executive Officers and Directors as a group(15 persons)(14)	28,606,237	50.29%	13,532,948	58.18%	56.63%

* Less than one percent.
(1) Reflects shares held, in the aggregate, by BVP VII Special Opportunity Fund L.P. (“BVP VII SOF”), Bessemer Venture Partners VII L.P. (“BVP VII”) and Bessemer Venture Partners VII Institutional L.P. (“BVP VII Inst.” and collectively with BVP VII SOF and BVP VII, the “BVP Funds”). BVP VII SOF holds 6,547,233 Class A subordinate voting shares. BVP VII holds 3,879,849 Class A subordinate voting shares. BVP VII Inst. holds 1,697,432 Class A subordinate voting shares. Deer VII & Co. L.P. (“Deer L.P.”) is the general partner of the BVP Funds. Deer VII & Co. Ltd. (“Deer Ltd.”) is the general partner of Deer L.P. J. Edmund Colloton, David J. Cowan, Byron B. Deeter, Robert P. Goodman, Jeremy S. Levine and Robert M. Stavis are the directors of, and have economic interests in, Deer Ltd. and as such the directors may be deemed to be beneficial owners (as such term is defined in General Instruction F of Form 20-F) of the shares held by the BVP Funds. Investment and voting decisions with respect to the shares held by the BVP Funds are made by the directors acting as a committee. The address for BVP Funds entities is 1865 Palmer Avenue, Suite 104, Larchmont, NY 10538. Bessemer Venture Partners' address is 1865 Palmer Avenue, Suite 104, Larchmont, New York 10538.

(2) One of our directors, John Phillips, is the Chief Executive Officer of Klister Credit Corp. (“Klister”), and directly or indirectly beneficially owns 50% of Klister and accordingly is considered to indirectly beneficially own 50% of our common shares owned by Klister. Mr. Phillips wife, Dr. Catherine Phillips, owns the remaining 50% of Klister.
(3) OMERS Ventures Management Inc. (“OVMI”) is the general partner of OMERS Ventures II, LP (“OV II LP”). OVMI is the ventures investment platform of OMERS Strategic Investments LP (“OSI”), the strategic investment arm of OMERS Administration Corporation (“OAC”). OAC is the administrator of the OMERS Primary Pension Plan and trustee of the pension funds. The OMERS Primary Pension Plan is a multi-employer pension plan providing defined pension benefits to local government employees in the Province of Ontario, Canada. OSI has been granted investment authority in respect of the OVMI investment portfolio pursuant to a delegation of investment authority from OAC. Investment and voting decisions with respect to the shares held by OV II LP are made by an investment committee comprised of the managing directors and directors of OVMI and approved by the Chief Executive Officer of OVMI and the Chief Executive Officer of OSI and as such these individuals may be deemed to have the power to vote and/or dispose of the shares held by OV II LP.
(4) Represents shares held, in the aggregate, by Georgian Partners I GP Inc. (“Georgian I”), Georgian Partners II GP Inc. ("Georgian II") and Georgian Growth Fund 1 L.P. (“Georgian Growth”) (collectively, “Georgian”). Georgian I holds 1,200,000 Class A subordinate voting shares and 1,736,580 Class B multiple voting shares, Georgian II holds 415,195 Class B multiple voting shares. Georgian Growth holds 303,030 Class A subordinate voting shares. Georgian I is the general partner of Georgian Partners I, GP LP, which is the general partner of Georgian Growth. Justin LaFayette, Simon Chong and John Berton are the directors (the “Georgian Directors”) of Georgian I and Georgian II. Investment and voting decisions with respect to the shares held by Georgian are made by the Georgian Directors acting as a committee.
(5) Represents shares held, in the aggregate, by Insight Venture Partners VIII LP ("Insight VP VIII"), Insight Venture Partners Delaware VIII LP ("Insight VP Delaware"), Insight Venture Partners Cayman VIII LP ("Insight Cayman"), and Insight Venture Partners (Co-Investors) VIII LP ("Insight Co-Investors"). Insight VP VIII holds 1,836,933 Class B multiple voting shares. Insight VP Delaware holds 582,620 Class B multiple voting shares. Insight Cayman holds 475,163 Class B multiple voting shares. Insight Co-Investors holds 65,559 Class B multiple voting shares.
(6) Based on Schedule 13G filed on February 12, 2016. Represents shares held by FirstMark Capital I, L.P. ("FMC I"). FMC I holds all 7,921,775 Class A subordinate voting shares, except FirstMark Capital I GP, the general partner of FMC I, may be deemed to have sole power to vote these shares and each of Richard Heitzmann and Amish Jani is a manager of FMC I GP and may be deemed to have shared power to vote these shares.
(7) Represents 8,489,000 Class B multiple voting shares held by 7910240 Canada Inc., which Tobias Lütke is deemed to beneficially own. Also consists of 216,000 Class A subordinate voting shares held by 7910240 Canada Inc., and 263,500 Class A subordinate voting shares held in trust by the Tobias Lütke Family Trust, for which Tobias Lütke serves as trustee. Also includes 901,481 stock options that are exercisable into Class B multiple voting shares within 60 days after December 31, 2015.
(8) Consists of 78,116 Class B multiple voting shares held directly by Russell Jones. Also consists of 135,000 Class A subordinate voting shares held in trust by R&J Jones Family Trust, for which Russell Jones serves as trustee, and 479,494 stock options that are exercisable into Class B multiple voting shares within 60 days after December 31, 2015.
(9) Consists of 73,473 Class A subordinate voting shares held directly by Harley Finkelstein, and 64,130 Class A subordinate voting shares held by 2480447 Ontario Inc., which Harley Finkelstein is deemed to beneficially own, and 447,356 stock options that are exercisable into Class B multiple voting shares within 60 days after December 31, 2015.
(10) Consists of 1,334,273 Class A subordinate voting shares held directly by Daniel Weinand. Also consists of 198,684 Class A subordinate voting shares held by 9179933 Canada Inc., which Daniel Weinand is deemed to beneficially own. Also consists of 88,316 Class A subordinate voting shares held in trust by the Daniel Weinand Family Trust, for which Daniel Weinand serves as trustee, and 28,571 stock options that are exercisable into Class B multiple voting shares within 60 days after December 31, 2015.
(11) Consists of 1,246,288 Class A subordinate voting shares held directly by Cody Fauser. Also consists of 40,303 Class A subordinate voting shares held in trust by the Fauser Family Trust, for which Cody Fauser serves as trustee, and 6,723 stock options that are exercisable into Class B multiple voting shares within 60 days after December 31, 2015.
(12) Jeremy Levine serves as an employee of Bessemer Venture Partners, the management company affiliate of the BVP Funds, and has an indirect economic interest in the BVP Funds by virtue of his investment in a limited partner of such BVP Funds. As such, Mr. Levine may be deemed to have beneficial ownership (within the meaning of General Instruction F of Form 20-F) of the shares held by the BVP Funds. Also consists of 232,707 Class A subordinate voting shares held directly by Mr. Levine.
(13) Trevor Oelschig serves as an employee of Bessemer Venture Partners, the management company affiliate of the BVP Funds, and has an indirect economic interest in the BVP Funds by virtue of his investment in a limited partner of such BVP Funds. As such, Mr. Oelschig may be deemed to have beneficial ownership (within the meaning of General Instruction F of Form 20-F) of the shares held by the BVP Funds. Also consists of 2,643 Class A subordinate voting shares held directly by Mr. Oelschig.
(14) Consists of 28,606,237 Class A subordinate voting shares shares beneficially owned by our directors and executive officers, 10,690,146 Class B multiple voting shares beneficially owned by our directors and executive officers and 2,842,802 Class B multiple voting shares issuable pursuant to outstanding stock options which are exercisable within 60 days after December 31, 2015.

Significant Changes in Ownership

Since January 1, 2013, the only significant change of which we have been notified in the percentage ownership of our shares by our major shareholders described above were that after our initial public offering in May 2015, entities affiliated with Bessemer Venture Partners converted their holdings from Class B multiple voting shares into Class A subordinate holdings shares, and divested 8,083,008 shares.

U.S. Shareholders

On December 31, 2015, we had 6 registered shareholders with addresses in the United States holding approximately 21,982,489 Class A subordinate voting shares and 8 registered shareholders with addresses in the United States holding an aggregate of 3,029,858 Class B multiple voting shares (which may include addresses of investment managers holding securities on behalf of non-U.S. beneficial owners). Residents of the United States may beneficially own Class A subordinate voting shares or Class B multiple voting shares registered in the names of non-residents of the United States, and non-U.S. residents may beneficially own Class A subordinate voting shares or Class B multiple voting shares registered in the names of U.S. residents.

B. Related Party Transactions
Other than as disclosed elsewhere in this Annual Report, we have no related party transactions.
C. Interests of Experts and Counsel
Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information
Our Audited Consolidated Financial Statements are filed as a part of this Annual Report pursuant to Item 18 “Financial Statements”, and are found immediately following the text of this Annual Report.
Legal Proceedings
We are involved in legal proceedings, as well as demands, claims and threatened litigation, that arise in the normal course of our business. In particular, as is common in our industry, we have received notices alleging that we infringe patents belonging to various third parties. These notices are dealt with in accordance with our internal procedures, which include assessing the merits of each notice and seeking, where appropriate, a business resolution. Where a business resolution cannot be reached, litigation may be necessary. The ultimate outcome of any litigation is uncertain, and regardless of outcome, litigation can have an adverse impact on our business because of defense costs, negative publicity, diversion of management resources and other factors. Our failure to obtain any necessary license or other rights on commercially reasonable terms, or otherwise, or litigation arising out of intellectual property claims could materially adversely affect our business. As of the date of this document, we are not party to any litigation that we believe is material to our business.
Dividend Policy
We currently intend to retain any future earnings to fund the development and growth of our business and we do not currently anticipate paying dividends. Any determination to pay dividends to holders of shares in the future will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, legal requirements and other factors as the board of directors deems relevant. In addition, our outstanding Credit Agreements limit our ability to pay dividends and we may in the future become subject to debt instruments or other agreements that further limit our ability to pay dividends.

B. Significant Changes
No significant changes have occurred since the date of the audited consolidated financial statements which are found immediately following the text of this Annual Report.

Item 9. The Offer and Listing

Item 9. Offer and Listing Details

Our Class A subordinate voting shares are listed and trade on the NYSE under the symbol SHOP and on the TSX under the symbol SH.

Since Shopify's shares began trading on May 21, 2015, the high and low market prices were:

	High	Low
NYSE: SHOP	$42.13	$18.48
TSX: SH	C$53.50	C$26.84

Since Shopify's shares began trading on May 21, 2015, the high and low market prices for each quarter were:

	Q2 2015 (May 21, 2015 - June 30, 2015)	Q3 2015	Q4 2015
NYSE: SHOP High	$42.13	$41.11	$39.29
NYSE: SHOP Low	$24.11	$22.70	$24.06
TSX: SH High	C$51.92	C$53.50	C$51.29
TSX: SH Low	C$30.00	C$30.50	C$33.30

For the last six months, the high and low market prices for each month were:

	August 2015	September 2015	October 2015	November 2015	December 2015	January 2016
NYSE: SHOP High	$41.11	$37.95	$39.29	$33.93	$27.40	$26.50
NYSE: SHOP Low	$22.70	$25.55	$29.72	$25.53	$24.06	$18.48
TSX: SH High	C$53.50	C$49.85	C$51.29	C$44.24	C$37.44	C$36.82
TSX: SH Low	C$30.50	C$34.00	C$39.49	C$34.00	C$33.30	C$26.84

B. Plan of distribution
Not applicable.

C. Markets

Our Class A subordinate voting shares are listed and trade on the NYSE under the symbol SHOP and on the TSX under the symbol SH.

D. Selling shareholders
Not applicable.

E. Dilution
Not applicable.

F. Expenses of the issue
Not applicable.

Item 10. Additional Information

A. Share Capital
Not applicable.

B. Memorandum and Articles of Incorporation

Description of Share Capital

Our authorized share capital consists of an unlimited number of Class A subordinate voting shares of which 57,338,837 were issued and outstanding as of February 9, 2016, an unlimited number of Class B multiple voting shares of which 23,002,175 were issued and outstanding as of February 9, 2016, and an unlimited number of preferred shares, issuable in series, none of which are issued and outstanding.

Except as described herein, the Class A subordinate voting shares and the Class B multiple voting shares have the same rights, are equal in all respects and are treated by Shopify as if they were one class of shares.

Rank

The Class A subordinate voting shares and Class B multiple voting shares rank pari passu with respect to the payment of dividends, return of capital and distribution of assets in the event of the liquidation, dissolution or winding up of the Company. In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Class A subordinate voting shares and the holders of Class B multiple voting shares are entitled to participate equally in the remaining property and assets of the Company available for distribution to the holders of shares, without preference or distinction among or between the Class A subordinate voting shares and the Class B multiple voting shares, subject to the rights of the holders of any preferred shares.

Dividends

The holders of outstanding Class A subordinate voting shares and Class B multiple voting shares are entitled to receive dividends on a share for share basis at such times and in such amounts and form as our board of directors may from time to time determine, but subject to the rights of the holders of any preferred shares, without preference or distinction among or between the Class A subordinate voting shares and the Class B multiple voting shares. We are permitted to pay dividends unless there are reasonable grounds for believing that: (i) we are, or would after such payment be, unable to pay our liabilities as they become due; or (ii) the realizable value of our assets would, as a result of such payment, be less than the aggregate of our liabilities and stated capital of all classes of shares. In the event of a payment of a dividend in the form of shares, Class A subordinate voting shares shall be distributed with respect to outstanding Class A subordinate voting shares and Class B multiple voting shares shall be distributed with respect to outstanding Class B multiple voting shares, unless otherwise determined by our board.

Voting Rights

Under our amended articles of incorporation, each Class A subordinate voting share is entitled to one vote per share and each Class B multiple voting share is entitled to 10 votes per share. As of February 9, 2016, the Class A subordinate voting shares collectively represent 71.4% of our total issued and outstanding shares and 20.0% of the voting power attached to all of our issued and outstanding shares and the Class B multiple voting shares collectively represent 28.6% of our total issued and outstanding shares and 80.0% of the voting power attached to all of our issued and outstanding shares.

Conversion

The Class A subordinate voting shares are not convertible into any other class of shares. Each outstanding Class B multiple voting share may at any time, at the option of the holder, be converted into one Class A subordinate voting share. Upon the first date that a Class B multiple voting share is Transferred (as defined below) by a holder of Class B multiple voting shares, other than to a Permitted Holder (as defined below) or from any such Permitted Holder back to such holder of Class B multiple voting shares and/or any other Permitted Holder of such holder of Class B multiple voting shares, the holder thereof, without any further action, shall automatically be deemed to have exercised his, her or its rights to convert such Class B multiple voting share into a fully paid and non-assessable Class A subordinate voting share, on a share for share basis.

In addition, all Class B multiple voting shares will convert automatically into Class A subordinate voting shares on the date on which the outstanding Class B multiple voting shares represent less than 5% of the aggregate number of outstanding Class A subordinate voting shares and Class B multiple voting shares as a group.

For the purposes of the foregoing:

“Affiliate” means, with respect to any specified Person, any other Person which directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such specified Person;
“Members of the Immediate Family” means with respect to any individual, each parent (whether by birth or adoption), spouse, or child or other descendants (whether by birth or adoption) of such individual, each spouse of any of the aforementioned Persons, each trust created solely for the benefit of such individual and/or one or more of the aforementioned Persons, and each legal representative of such individual or of any aforementioned Persons (including without limitation a tutor, curator, mandatary due to incapacity, custodian, guardian or testamentary executor), acting in such capacity under the authority of the law, an order from a competent tribunal, a will or a mandate in case of incapacity or similar instrument. For the purposes of this definition, a Person shall be considered the spouse of an individual if such Person is legally married to such individual, lives in a civil union with such individual or is the common law partner (as defined in the Income Tax Act (Canada) as amended from time to time) of such individual. A Person who was the spouse of an individual within the meaning of this paragraph immediately before the death of such individual shall continue to be considered a spouse of such individual after the death of such individual;

“Permitted Holders” means, in respect of a holder of Class B multiple voting shares that is an individual, the Members of the Immediate Family of such individual and any Person controlled, directly or indirectly, by any such holder, and in respect of a holder of Class B multiple voting shares that is not an individual, an Affiliate of that holder;
“Person” means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company;

“Transfer” of a Class B multiple voting share shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law. A “Transfer” shall also include, without limitation, (1) a transfer of a Class B multiple voting share to a broker or other nominee (regardless of whether or not there is a corresponding change in beneficial ownership) or (2) the transfer of, or entering into a binding agreement with respect to, Voting Control over a Class B multiple voting share by proxy or otherwise, provided, however, that the following shall not be considered a “Transfer”: (a) the grant of a proxy to our officers or directors at the request of our board of directors in connection with actions to be taken at an annual or special meeting of shareholders; or (b) the pledge of a Class B multiple voting share that creates a mere security interest in such share pursuant to a bona fide loan or indebtedness transaction so long as the holder of the Class B multiple voting share continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such Class B multiple voting share or other similar action by the pledgee shall constitute a “Transfer”;

“Voting Control” with respect to a Class B multiple voting share means the exclusive power (whether directly or indirectly) to vote or direct the voting of such Class B multiple voting share by proxy, voting agreement or otherwise.

A Person is “controlled” by another Person or other Persons if: (1) in the case of a company or other body corporate wherever or however incorporated: (A) securities entitled to vote in the election of directors carrying in the aggregate at least a majority of the votes for the election of directors and representing in the aggregate at least a majority of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other Person or Persons; and (B) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such company or other body corporate; or (2) in the case of a Person that is not a company or other body corporate, at least a majority of the participating (equity) and voting interests of such Person are held, directly or indirectly, by or solely for the benefit of the other Person or Persons; and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.

Subdivision or Consolidation
No subdivision or consolidation of the Class A subordinate voting shares or the Class B multiple voting shares may be carried out unless, at the same time, the Class B multiple voting shares or the Class A subordinate voting shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis.
Certain Class Votes

Except as required by the CBCA, applicable securities laws or our amended articles of incorporation, holders of Class A subordinate voting shares and Class B multiple voting shares will vote together on all matters subject to a vote of holders of both those classes of shares as if they were one class of shares. Under the CBCA, certain types of amendments to our articles are subject to approval by special resolution of the holders of our classes of shares voting separately as a class, including amendments to:

•	change the rights, privileges, restrictions or conditions attached to the shares of that class;

•	increase the rights or privileges of any class of shares having rights or privileges equal or superior to the shares of that class; and

•	make any class of shares having rights or privileges inferior to the shares of such class equal or superior to the shares of that class.

Without limiting other rights at law of any holders of Class A subordinate voting shares or Class B multiple voting shares to vote separately as a class, neither the holders of the Class A subordinate voting shares nor the holders of the Class B multiple voting shares shall be entitled to vote separately as a class upon a proposal to amend our articles of incorporation in the case of an amendment to (1) increase or decrease any maximum number of authorized shares of such class, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the shares of such class; or (2) create a new class of shares equal or superior to the shares of such class, which rights are otherwise provided for in paragraphs (a), and (e) of subsection 176(1) of the CBCA. Pursuant to our amended articles of incorporation, neither holders of our Class A subordinate voting shares nor holders of our Class B multiple voting shares will be entitled to vote separately as a class on a proposal to amend our articles to effect an exchange, reclassification or cancellation of all or part of the shares of such class pursuant to Section 176(1)(b) of the CBCA unless such exchange, reclassification or cancellation: (a) affects only the holders of that class; or (b) affects the holders of Class A subordinate voting shares and Class B multiple voting shares differently, on a per share basis, and such holders are not already otherwise entitled to vote separately as a class under applicable law or our amended articles of incorporation in respect of such exchange, reclassification or cancellation.

Pursuant to our amended articles of incorporation, holders of Class A subordinate voting shares and Class B multiple voting shares will be treated equally and identically, on a per share basis, in certain change of control transactions that require approval of our shareholders under the CBCA, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of our Class A subordinate voting shares and Class B multiple voting shares, each voting separately as a class.

Take-Over Bid Protection

Under applicable Canadian law, an offer to purchase Class B multiple voting shares would not necessarily require that an offer be made to purchase Class A subordinate voting shares. In accordance with the rules of the TSX designed to ensure that, in the event of a take-over bid, the holders of Class A subordinate voting shares will be entitled to participate on an equal footing with holders of Class B multiple voting shares, the holders of not less than 80% of the outstanding Class B multiple voting shares on completion of our initial public offering entered into a customary coattail agreement with Shopify and a trustee, which we refer to as the Coattail Agreement. The Coattail Agreement contains provisions customary for dual class, TSX listed corporations designed to prevent transactions that otherwise would deprive the holders of Class A subordinate voting shares of rights under the take-over bid provisions of applicable Canadian securities legislation to which they would have been entitled if the Class B multiple voting shares had been Class A subordinate voting shares.

The undertakings in the Coattail Agreement will not apply to prevent a sale of Class B multiple voting shares by a holder of Class B multiple voting shares party to the Coattail Agreement if concurrently an offer is made to purchase Class A subordinate voting shares that:

(a)	offers a price per Class A subordinate voting share at least as high as the highest price per share paid or required to be paid pursuant to the take-over bid for the Class B multiple voting shares;

(b)
provides that the percentage of outstanding Class A subordinate voting shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of outstanding Class B multiple voting shares to be sold (exclusive of Class B multiple voting shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);

(c)
has no condition attached other than the right not to take up and pay for Class A subordinate voting shares tendered if no shares are purchased pursuant to the offer for Class B multiple voting shares; and

(d)	is in all other material respects identical to the offer for Class B multiple voting shares.

In addition, the Coattail Agreement will not prevent the sale of Class B multiple voting shares by a holder thereof to a Permitted Holder, provided such sale does not or would not constitute a take-over bid or, if so, is exempt or would be exempt from the formal bid requirements (as defined in applicable securities legislation). The conversion of Class B multiple voting shares into Class A subordinate voting shares, shall not, in of itself constitute a sale of Class B multiple voting shares for the purposes of the Coattail Agreement.

Under the Coattail Agreement, any sale of Class B multiple voting shares (including a transfer to a pledgee as security) by a holder of Class B multiple voting shares party to the Coattail Agreement will be conditional upon the transferee or pledgee becoming a party to the Coattail Agreement, to the extent such transferred Class B multiple voting shares are not automatically converted into Class A subordinate voting shares in accordance with our amended articles of incorporation.

The Coattail Agreement contains provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the Class A subordinate voting shares. The obligation of the trustee to take such action will be conditional on Shopify or holders of the Class A subordinate voting shares providing such funds and indemnity as the trustee may require. No holder of Class A subordinate voting shares will have the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Class A subordinate voting shares and reasonable funds and indemnity have been provided to the trustee.

The Coattail Agreement provides that it may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of the TSX and any other applicable securities regulatory authority in Canada and (b) the approval of at least 66 2/3% of the votes cast by holders of Class A subordinate voting shares represented at a meeting duly called for the purpose of considering such amendment or waiver, excluding votes attached to Class A subordinate voting shares held directly or indirectly by holders of Class B multiple voting shares, their affiliates and related parties and any persons who have an agreement to purchase Class B multiple voting shares on terms which would constitute a sale for purposes of the Coattail Agreement other than as permitted thereby.

No provision of the Coattail Agreement limits the rights of any holders of Class A subordinate voting shares under applicable law.

Preferred Shares

We are authorized to issue an unlimited number of preferred shares issuable in series. Each series of preferred shares shall consist of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by our board of directors prior to the issuance thereof. Holders of preferred shares, except as otherwise provided in the terms specific to a series of preferred shares or as required by law, will not be entitled to vote at meetings of holders of shares, and will not be entitled to vote separately as a class upon a proposal to amend our articles of incorporation in the case of an amendment of the kind referred to in paragraph (a), (b) or (e) of subsection 176(1) of the CBCA. With respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the company, whether voluntary or involuntary, the preferred shares are entitled to preference over the Class A subordinate voting shares, Class B multiple voting shares and any other shares ranking junior to the preferred shares from time to time and may also be given such other preferences over Class A subordinate voting shares, Class B multiple voting shares and any other shares ranking junior to the preferred shares as may be determined at the time of creation of such series.

The issuance of preferred shares and the terms selected by our board of directors could decrease the amount of earnings and assets available for distribution to holders of our Class A subordinate voting shares and Class B multiple voting shares or adversely affect the rights and powers, including the voting rights, of the holders of our Class A subordinate voting shares and Class B multiple voting shares without any further vote or action by the holders of our Class A subordinate voting shares and Class B multiple voting shares. The issuance of preferred shares, or the issuance of rights to purchase preferred shares, could make it more difficult for a third-party to acquire a majority of our outstanding voting shares and thereby have the effect of delaying, deferring or preventing a change of control of us or an unsolicited acquisition proposal or of making the removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of our Class A subordinate voting shares.

We have no current intention to issue any preferred shares.

Registration Rights

Our Third Amended and Restated Investors’ Rights Agreement provides certain holders of our Class B multiple voting shares with registration rights in respect of (i) the Class A subordinate voting shares issuable or issued upon conversion of the Class B multiple voting shares held by such holders, (ii) any Class A subordinate voting shares held by such holders or any Class A subordinate voting shares issued or issuable upon conversion or exercise of any other securities issued by us and held by such holders and (iii) any Class A subordinate voting shares issued as, or issuable upon conversion or exercise of any other securities issued as, a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (i) and (ii) above. We refer to these Class A subordinate voting shares as “registrable securities”.

We will pay the expenses, other than underwriting discounts, selling commissions and share transfer taxes incurred in connection with the registrations, filings or qualifications described below.
The registration rights described below will expire with respect to any particular holder at such time that such holder (i) can sell all of its registrable securities under Rule 144(b)(1)(i) under the Securities Act or (ii) holds less than 1% of the outstanding Class A subordinate voting shares and Class B multiple voting shares, in the aggregate, and can sell its registrable securities during any three month period under Rule 144 of the Securities Act.

Long-Form Demand Registration Rights

The holders of at least 50% of our registrable securities can request that we qualify by prospectus in Canada and register pursuant to a registration statement in the United States all or a portion of their registrable securities, provided that the aggregate offering price, net of underwriting discounts and selling commissions, is at least $5.0 million. We are required to effect no more than two such registrations. We may postpone the filing of a prospectus or registration statement for up to 90 days once in a 12-month period if in the good faith judgment of our board of directors such registration would be materially detrimental to us. The managing underwriter of any underwritten offering will have the right to limit, due to marketing reasons, the number of registrable securities to be qualified by such underwritten offering.

Short-Form Demand Registration Rights

If at any time we are eligible to file a short form prospectus under Canadian securities laws or a registration statement on Form F-3 or F-10 under the U.S. Securities Act, the holders of at least 30% of our registrable securities then outstanding can request that we register all or a portion of their registrable securities on those forms, provided that the aggregate offering price, net of underwriting discounts and selling commissions, is at least $2.0 million. We are required to effect no more than two such registrations in any calendar year. We may postpone the filing of a prospectus or registration statement for up to 90 days once in a 12-month period if in the good faith judgment of our board of directors such registration would be materially detrimental to us. The managing underwriter of any underwritten offering will have the right to limit, due to marketing reasons, the number of registrable securities to be qualified by such underwritten offering.

Piggyback Registration Rights

If we propose to register or qualify any of our securities for sale to the public for cash consideration, we must give notice to each holder of registrable securities and cause to be qualified or registered all registrable securities that the holders of such securities request in writing be qualified or registered. These piggyback registration rights do not apply to certain registrations, including: a registration relating to any of our stock option, stock purchase or similar plans; a transaction under Rule 145 under the Securities Act; and a registration in which the only securities being registered are Class A subordinate voting shares issuable upon conversion of debt securities which are also being registered. The underwriters of any underwritten offering will have the right to limit the number of registrable securities included in the offering if the underwriters believe that their inclusion would jeopardize the success of our offering. However, in any registration for our account, after any such reduction, the Class A subordinate voting shares included for the account of participating holders of registrable securities shall be not less than 30% of the total number of securities included in such offering.

C. Material Contracts

The following are the only material contracts, other than those contracts entered into in the ordinary course of business, which we have entered into in the two years immediately preceding the date of this Annual Report.

Indemnity Agreements with Directors and Certain Officers

In connection with our initial public offering we entered into indemnity agreements with our directors and certain officers which provide, among other things, that we will indemnify them to the fullest extent permitted by law from and against all liabilities, costs, charges and expenses incurred as a result of their actions in the exercise of their duties as a director or officer.

Lease of Office Space Multi-Tenant Office Building, dated as of February 28, 2014, between Morguard Performance Court Limited and the Company, as amended by the Lease Amendment Agreement, dated August 25, 2014 between Morguard Performance Court Limited and the Company

On February 28, 2014 we entered into a lease with Morguard Performance Court Limited for our head office, which is located at 150 Elgin Street in Ottawa, Canada. This lease commenced on March 1, 2014 and expires on December 31, 2026. The lease includes an option to renew for a further five years. We received leasehold incentives in the form of rent-free periods and fit-up allowances. Further details of the lease are described in Note 11 to our audited financial statements, which are found immediately following the text of this Annual Report.

Loan and Security Agreement, dated March 12, 2015, between Silicon Valley Bank and the Company

On March 12, 2015, we entered into a credit facility with Silicon Valley Bank, which provides for a $25.0 million revolving line of credit bearing interest at the U.S. prime rate, as established by the Wall Street Journal plus or minus 25 basis points per annum. The credit facility is collateralized by substantially all of our assets, including the stock of our subsidiaries, but excluding our intellectual property, which is subject to a negative pledge. The credit facility matures on March 11, 2016. As at the date of this Annual Report, no amounts have been drawn under this credit facility and we are in compliance with all of the covenants contained therein.

Coattail Agreement, dated May 27, 2015

For a description of the Coattail Agreement, see "Item 10 Additional Information B. Memorandum and Articles of Incorporation - Take Over Bid Protection".

Third Amended and Restated Investors’ Rights Agreement, dated May 27, 2015

The Third Amended and Restated Investors’ Rights Agreement provides certain holders of our Class B multiple voting shares with registration rights in respect of (i) the Class A subordinate voting shares issuable or issued upon conversion of the Class B multiple voting shares held by such holders as of the closing of our initial public offering, (ii) any Class A subordinate voting shares held by such holders as of the closing of our initial public offering or any Class A subordinate voting shares issued or issuable upon conversion or exercise of any other securities issued by us and held by such holders as of the closing of our initial public offering and (iii) any Class A subordinate voting shares issued as, or issuable upon conversion or exercise of any other securities issued as, a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (i) and (ii) above. We refer to these Class A subordinate voting shares as “registrable securities”.

We will pay the expenses, other than underwriting discounts, selling commissions and share transfer taxes incurred in connection with the registrations, filings or qualifications described above.

The registration rights will expire with respect to any particular holder at such time that such holder (i) can sell all of its registrable securities under Rule 144(b)(1)(i) under the Securities Act or (ii) holds less than 1% of the outstanding Class A subordinate voting shares and Class B multiple voting shares, in the aggregate, and can sell its registrable securities during any three month period pursuant to Rule 144 under the Securities Act.

D. Exchange Controls

Limitations on the ability to acquire and hold our Class A subordinate voting shares or Class B multiple voting shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition, or the Commissioner, to review any acquisition of control over or of a significant interest in us. This legislation grants the Commissioner jurisdiction, for up to one year after completion, to challenge this type of acquisition before the Canadian Competition Tribunal on the basis that it would, or would be likely to, substantially prevent or lessen competition. This legislation also requires any person who intends to acquire our Class A subordinate voting shares or Class B multiple voting shares to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded, if that person (and their affiliates) would hold more than 20% in the aggregate of the votes attached to all of our outstanding voting shares and if no exemption applies. If a person already holds more than 20% in the aggregate of the votes attached to all of our outstanding voting shares, a notification must be filed when the acquisition of additional shares would bring that person’s (and their affiliates) holdings to over 50%, if certain financial thresholds are exceeded and if no exemption applies.

Where a notification is required, the legislation prohibits completion of the acquisition until the expiration of a statutory waiting period, unless compliance with the waiting period has been waived or the waiting period has been terminated. The Commissioner’s review of a notifiable transaction for substantive competition law considerations may take longer than the statutory waiting period.

There is no limitation imposed by Canadian law or our restated articles of incorporation on the right of non-residents to hold or vote our Class A subordinate voting shares and Class B multiple voting shares, other than those that may be imposed by the Investment Canada Act.

The Investment Canada Act requires any person that is a “non-Canadian” (as defined in the Investment Canada Act) who acquires “control” (as defined in the Investment Canada Act) of an existing Canadian business to file either a pre-closing application for review or a post-closing notification with Industry Canada.

On March 25, 2015, the Canadian government announced new Investment Canada Act regulations that changed the thresholds for determining when an acquisition of control of a Canadian business is a reviewable transaction (from an asset value-based test to an enterprise value-based test, in most cases). As of April 24, 2015, when amendments to the Investment Canada Act and the regulations come into force, the threshold for review of a direct acquisition of control of a non-cultural Canadian business by a World Trade Organization member country investor is an enterprise value of assets that exceeds C$600 million. The enterprise value review threshold will remain at C$600 million for two years, before increasing to C$800 million for the following two years, and then moved to C$1 billion. For purposes of a publicly traded company, the “enterprise value” of the assets of the Canadian business is equal to the market capitalization of the entity, plus its liabilities (excluding its operating liabilities), minus its cash and cash equivalents.

As such, under the Investment Canada Act, the acquisition of control of us (either through the acquisition of our Class A subordinate voting shares and Class B multiple voting shares or all or substantially all our assets) by a non-Canadian who is a World Trade Organization member country investor, including a U.S. investor, would be reviewable only if the enterprise value of our assets exceeds the specified threshold for review.

Where the acquisition of control is a reviewable transaction, the Investment Canada Act generally prohibits the implementation of the reviewable transaction unless, after review, the relevant Minister is satisfied or deemed to be satisfied that the acquisition is likely to be of net benefit to Canada.

The acquisition of a majority of the voting interests of an entity is deemed to be acquisition of “control” of that entity. The acquisition of less than a majority but one-third or more of the total number of votes attached to all of the voting shares of a corporation or of an equivalent undivided ownership interest in the total number of votes attached to all of the voting shares of the corporation is presumed to be an acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquiror through the ownership of voting shares. The acquisition of less than one- third of the total number of votes attached to all of the voting shares of a corporation is deemed not to be acquisition of control of that corporation subject to certain discretionary rights relative to investments involving state owned enterprises. Other than in connection with a “national security” review, discussed below, certain transactions in relation to our Class A subordinate voting shares and Class B multiple voting shares would be exempt from the Investment Canada Act including:

•	the acquisition of our Class A subordinate voting shares and Class B multiple voting shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

•
the acquisition or control of us in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

•
the acquisition or control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through the ownership of our voting interests, remains unchanged.

Under the national security regime in the Investment Canada Act, review on a discretionary basis may also be undertaken by the federal government in respect of a much broader range of investments by a non- Canadian to “acquire, in whole or in part, or to establish an entity carrying on all or any part of its operations in Canada.” The relevant test is whether such an investment by a non-Canadian could be “injurious to national security.” The Minister of Industry has broad discretion to determine whether an investor is a non-Canadian and therefore may be subject to national security review. Review on national security grounds is at the discretion of the federal government and may occur on a pre- or post-closing basis.
There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by us to non-resident holders of our Class A subordinate voting shares and Class B multiple voting shares, other than withholding tax requirements.

E. Taxation

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the Class A subordinate voting shares offered hereunder. This discussion does not address all potentially relevant U.S. federal income tax matters, and unless otherwise specifically provided, it does not address any state, local, non-U.S., alternative minimum, estate or gift tax consequences of holding or disposing of the Class A subordinate voting shares offered hereunder. This discussion is limited to U.S. Holders that own less than 10% of our total Class A subordinate voting shares outstanding.

As used herein, the term “U.S. Holder” means the following persons who invest in and hold our Class A subordinate voting shares as capital assets (generally, property held for investment purposes): (1) citizens or residents of the United States; (2) corporations (or other entities classified as corporations for U.S. federal tax purposes) organized under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate whose income is subject to U.S. federal income taxation regardless of its source, and (4) a trust (A) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) that has elected to be treated as a U.S. person under applicable U.S. Treasury Regulations. If a partnership (or other entity or arrangement treated as a partnership for U.S. federal tax purposes) holds our Class A subordinate voting shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Prospective investors who are partners in partnerships (or other entities or arrangements treated as a partnership for U.S. federal tax purposes) holding our Class A subordinate voting shares are urged to consult with their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions and existing and proposed U.S. Treasury Regulations, changes to any of which subsequent to the date of this Annual Report supplement may affect the tax consequences described herein, possibly on a retroactive basis. It is for general guidance only and does not address the consequences applicable to certain categories of shareholders subject to special treatment under the Code, including tax exempt organizations, pass through entities, certain financial institutions, insurance companies, qualified retirement plans, individual retirement accounts or other tax-deferred accounts, persons that hold our Class A subordinate voting shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other similar arrangements, persons that acquired our Class A subordinate voting shares in connection with the exercise of employee stock options or otherwise as compensation for services, dealers in securities or foreign currencies, traders in securities electing to mark to market, U.S. persons whose functional currency (as defined in the Code) is not the U.S. dollar, persons that hold our Class A subordinate voting shares other than as a capital asset within the meaning of the Code, or persons that own directly, indirectly or by application of the constructive ownership rules of the Code 10% or more of our shares by voting power or by value. Persons considering the purchase of the Class A subordinate voting shares offered hereunder are urged to consult their tax advisors with regard to the application of the income tax laws of the United States and any other taxing jurisdiction to their particular situations.

This summary is of a general nature only and is not intended to be tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made. Prospective investors are urged to consult their tax advisors with respect to the income tax considerations relevant to them, having regard to their particular circumstances.

Dividends

Subject to the passive foreign investment company rules below, a U.S. Holder will generally recognize, to the extent out of our current and accumulated earnings and profits (determined in accordance with U.S. federal income tax principles), dividend income on the receipt of distributions on our Class A subordinate voting shares. The amount of any distributions paid in Canadian dollars will equal the U.S. dollar value of such distributions determined by reference to the exchange rate on the day they are received by the U.S. Holder (with the value of such distributions computed before any reduction for any Canadian withholding tax). A U.S. Holder will have a tax basis in Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, the U.S. Holder should generally not be required to recognize foreign currency gain or loss in respect of the distribution. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss will be treated as U.S. source ordinary income or loss. Subject to the passive foreign investment company rules discussed below, we believe that we are a “qualified foreign corporation,” and therefore distributions treated as dividends and received by non-corporate U.S. Holders may be eligible for a preferential tax rate. Any amount of such distributions treated as dividends generally will not be eligible for the dividends received deduction available to certain U.S. corporate shareholders.

As discussed above under “Material Canadian Federal Income Tax Consequences for Non-Canadian Residents”, distributions to a U.S. Holder with respect to our Class A subordinate voting shares will be subject to Canadian non-resident withholding tax. Any Canadian withholding tax paid will not reduce the amount treated as received by the U.S. Holder for U.S. federal income tax purposes. However, subject to limitations imposed by U.S. law, a U.S. Holder may be eligible to receive a foreign tax credit for the Canadian withholding tax. Because the rules applicable to the foreign tax credit rules are complex, U.S. Holders are urged to consult their own advisors concerning the application of these rules in light of their particular circumstances. U.S. Holders who do not elect to claim any foreign tax credits may be able to claim an ordinary income tax deduction for Canadian income tax withheld.

Dispositions

Subject to the passive foreign investment company rules discussed below, upon a sale or exchange of a common share, a U.S. Holder will generally recognize a capital gain or loss equal to the difference between the amount realized on such sale or exchange (or, if the amount realized is denominated in Canadian dollars, its U.S. dollar equivalent, determined by reference to the spot rate of exchange on the date of disposition) and the tax basis of such common share. Such gain or loss will be a long-term capital gain or loss if the common share has been held for more than one year and will be short-term gain or loss if the holding period is equal to or less than one year. Such gain or loss generally will be considered U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are eligible for reduced rates of taxation. For both corporate and non-corporate taxpayers, limitations apply to the deductibility of capital losses.

Passive Foreign Investment Company

A foreign corporation will be considered a passive foreign investment company, or a PFIC, for any taxable year in which (1) 75% or more of its gross income is “passive income” or (2) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” For this purpose, “passive income” generally includes interest, dividends, rents, royalties and certain gains. We currently do not believe that we were a PFIC in the preceding taxable year nor do we anticipate that we will be a PFIC in the current taxable year or in the foreseeable future. However, the determination as to whether we are a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and is not determinable until after the end of such taxable year. Because of the above described uncertainties, there can be no assurance that the U.S. Internal Revenue Service will not challenge the determination made by us concerning our PFIC status or that we will not be a PFIC for any taxable year. If we are classified as a PFIC in any year a U.S. Holder owns our Class A subordinate voting shares, certain adverse tax consequences could apply to such U.S. Holder. Certain elections may be available (including a mark-to-market election) to U.S. Holders that may mitigate some of the adverse consequences resulting from our treatment as a PFIC. U.S. Holders are urged to consult their own tax advisors regarding the application of PFIC rules to their investments in our Class A subordinate voting shares and whether to make an election or protective election.

Net Investment Income Tax

Certain U.S. Holders who are individuals, estates and trusts are required to pay 3.8 percent tax on “net investment income” including, among other items, dividends and net gain from the sale or other disposition of property (other than property held in certain trades or businesses). U.S. Holders who are individuals, estates and trusts are urged to consult their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of our Class A subordinate voting shares.

Required Disclosure with Respect to Foreign Financial Assets

Certain U.S. Holders are required to report information relating to an interest in our Class A subordinate voting shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in the common shares. U.S. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to their ownership of the common shares.

Canadian Federal Income Tax Consequences for Non-Canadian Residents

The following summarizes the principal Canadian federal income tax considerations generally applicable to the holding and disposition of our Class A subordinate voting shares by a beneficial owner of Class A subordinate voting shares who, for the purposes of the Income Tax Act (Canada) and the regulations thereto, or the Tax Act, and at all relevant times, (1) is not, and is not deemed to be, resident in Canada, (2) deals at arm’s length with and is not affiliated with us, (3) holds such shares as capital property and does not use or hold, and is not deemed to use or hold, such shares in the course of carrying on, or otherwise in connection with, a business in Canada and (4) has not entered into and will not enter into, with respect to the Class A subordinate voting shares, a “derivative forward agreement” as that term is defined in the Tax Act (hereinafter, a Non-Canadian Holder). Special rules, which are not discussed in this summary, apply to a Non-Canadian Holder that is an insurer carrying on an insurance business in Canada and elsewhere.

This summary is based on the current provisions of the Tax Act, the Canada-United States Tax Convention (1980), as amended, or the Treaty, all proposed amendments to the Tax Act and the Treaty publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and our understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency, or the CRA. It has been assumed that all such proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative policy or assessing practice, whether by legislative, administrative or judicial action, although no assurances can be given in this respect. The summary does not take into account Canadian provincial, U.S. federal, state or other foreign income tax law or practice.

Subject to certain exceptions that are not discussed in this summary, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Class A subordinate voting shares must be determined in Canadian dollars based on the rate of exchange quoted by the Bank of Canada at noon on the date such amount first arose or such other rate of exchange as may be acceptable to CRA.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, holders of Class A subordinate voting shares are urged to consult their own tax advisors having regard to their own particular circumstances.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Canadian Holder by us will be subject to Canadian withholding tax. The Tax Act imposes withholding tax at a rate of 25%, although such rate may be reduced by virtue of an applicable tax treaty. For example, under the Treaty, where dividends on the Class A subordinate voting shares are considered to be paid to a Non-Canadian Holder that is the beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to all of the benefits of, the Treaty, or a qualifying person, the applicable rate of Canadian withholding tax is generally reduced to 15% (or to 5% if such Non-Canadian Holder is a qualifying person that is a company that for purposes of Article X(2)(a) of the Treaty owns at least 10% of our voting shares). We will be required to withhold the applicable withholding tax from any dividend and remit it to the Canadian government for the Non-Canadian Holder’s account. A disposition of Class A subordinate voting shares to us may in certain circumstances result in a deemed dividend.

Disposition

A Non-Canadian Holder will not be subject to Canadian tax under the Tax Act on a capital gain realized on a disposition or deemed disposition of our Class A subordinate voting shares unless, at the time of disposition, such Class A subordinate voting shares constitute “taxable Canadian property” to the Non-Canadian Holder for the purposes of the Tax Act and the Non-Canadian Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Canadian Holder is resident.

If a Class A subordinate voting share is listed on a designated stock exchange (which includes the TSX and NYSE) at the time it is disposed of, such Class A subordinate voting share will generally not constitute “taxable Canadian property” to a Non-Canadian Holder unless, at that time or at any particular time within the preceding 60 months,

•
25% or more of the issued shares of any class or series of our capital stock was owned by one or any combination of (1) the Non-Canadian Holder, (2) persons with whom the Non-Canadian Holder did not deal with at “arm’s length” (within the meaning of the Tax Act), and (3) partnerships in which the Non-Canadian Holder or a person described in (2) holds a membership directly or indirectly through one or more partnerships, and

•
more than 50% of the fair market value of the Class A subordinate voting share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such foregoing properties, whether or not such properties exist.

If a Class A subordinate voting share is taxable Canadian property to a Non-Canadian Holder that is a qualifying person, any capital gain realized on a disposition or deemed disposition of such share will nevertheless generally not be subject to Canadian federal income tax by virtue of the Treaty if the value of the Class A subordinate voting share at the time of the disposition or deemed disposition is not derived principally from “real property situated in Canada” for purposes of the Treaty.

A Non-Canadian Holder whose shares may constitute taxable Canadian property is urged to consult with the Non- Canadian Holder’s own tax advisors.

F. Dividends and Paying Agents
Not applicable.

G. Statement by Experts
Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act and are required to file reports and other information with the SEC. Shareholders may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the U.S. Securities and Exchange Commission at 1-800-SEC-0330.

We are a "foreign private issuer" as such term is defined in Rule 405 under the Securities Act, and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws.

We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this Annual Report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Shopify, 150 Elgin Street, 8th Floor, Ottawa, Ontario, Canada, K2P 1L4 Attention: Corporate Secretary, phone number: 613-241-2828.

I. Subsidiary Information
Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

See "Quantitative and Qualitative Disclosures about Market Risk" in the MD&A attached hereto as Exhibit 15.1.

Item 12. Description of Securities Other than Equity Securities
Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies
Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Initial Public Offering

The effective date of the registration statement (File no. 333-203401) for our initial public offering of Class A subordinate voting shares was May 20, 2015. The offering closed on May 27, 2015. Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and RBC Dominion Securities Inc. were joint bookrunning managers for the offering, and Pacific Crest Securities, Raymond James & Associates Inc. and Canaccord Genuity Inc. were co-managers for the offering. We registered 7,700,000 Class A subordinate voting shares in the offering and granted the underwriters a 30-day over-allotment option, which was fully exercised, to purchase up to 1,155,000 additional shares from us to cover over-allotments. The net offering proceeds to us from the offering were approximately $136.3 million. There has been no material change in the planned use of proceeds from our initial public offering from that described in our prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act on May 21, 2015.

None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures for the Company. The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. The Chief Executive Officer and Chief Financial Officer have evaluated the design of the Company’s disclosure controls and procedures at the end of the period covered by this Annual Report and based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures are effectively designed as of the end of the period covered by this Annual Report.

Internal Controls Over Financial Reporting

This Annual Report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies.

During the year ended December 31, 2015 there were no changes to our internal controls over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert
Our board of directors has determined that Mr. Steven Collins, chair of the audit committee of our board of directors, is an "audit committee financial expert" as defined in Item 16A of Form 20-F under the Exchange Act, and satisfies the "independence" requirements set forth in Rule 10A-3 under the Exchange Act and the listing standards of the NYSE.

Item 16B. Code of Ethics

Effective as of our initial public offering, we adopted a Code of Conduct applicable to all of our directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC and which is a “code” under NI 58-101. The Code of Conduct sets out our fundamental values and standards of behavior that are expected from our directors, officers and employees with respect to all aspects of our business. The objective of the Code of Conduct is to provide guidelines for maintaining our integrity, reputation and honesty with a goal of honoring others’ trust in us at all times.

The full text of the Code of Conduct is posted on our website at www.shopify.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. We have not made any amendments to the Code of Conduct or granted any waivers, including any implicit waivers, from a provision of the code of ethics.

Item 16C. Principal Accountant and Fees
Aggregate audit fees, audit-related fees, tax fees and the aggregate of all other fees billed to us by PricewaterhouseCoopers LLP during fiscal 2015 and fiscal 2014 amounted to the following:

	Fiscal 2015	Fiscal 2014
	$	$
Audit Fees	802	161
Audit-Related Fees	—	—
Tax Fees	—	69
Other Fees	7	—
Total	809	230

Audit fees relate to the audit of our annual consolidated financial statements, the review of our quarterly condensed consolidated financial statements and services in connection with our registration statement on Form F-1 related to our initial public offering,

Audit-related fees consist of aggregate fees for accounting consultations and other services that were reasonably related to the performance of audits or reviews of our consolidated financial statements and were not reported above under “Audit Fees”.

Tax fees relate to assistance with tax compliance, expatriate tax return preparation, tax planning and various tax advisory services.

Other fees are any additional amounts for products and services provided by the principal accountants.

Audit committee pre-approval process:

From time to time, our management recommends to and requests approval from the audit committee for audit and non-audit services to be provided by our auditors. The audit committee considers such requests on a quarterly basis, and if acceptable, pre-approves such audit and non- audit services. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors.

Since the implementation of the audit committee pre-approval process in November 2015, all audit and non-audit services rendered by our auditors have been pre-approved by the audit committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Section 310.00 of the NYSE Listed Company Manual generally requires that a listed company’s by-laws provide for a quorum for any meeting of the holders of the company’s common shares that is sufficiently high to ensure a representative vote. Pursuant to the NYSE corporate governance rules we, as a foreign private issuer, have elected to comply with practices that are permitted under Canadian law in lieu of the provisions of Section 310.00. Our amended by-laws provide that a quorum of shareholders is the holders of at least 25% of the shares entitled to vote at the meeting, present in person or represented by proxy, and at least two persons entitled to vote at the meeting, present in person or represented by proxy.

Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on the NYSE. We may in the future decide to use other foreign private issuer exemptions with respect to some of the other NYSE listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the NYSE, may provide less protection than is accorded to investors under the NYSE listing requirements applicable to U.S. domestic issuers.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements
See Item 18 - "Financial Statements".

Item 18. Financial Statements

Our consolidated financial statements are found immediately following the text of this Annual Report. These financial statements are expressed in U.S. dollars and were prepared in accordance with U.S. GAAP.

Item 19. Exhibits

Exhibit No.	Description
3.1(1)	Restated Articles of Incorporation of the Company.
3.2(1)	By-laws of the Company.
4.1(2)	Specimen Class A subordinate voting share certificate.
4.2(2)	Specimen Class B multiple voting share certificate.
10.1(3)	Third Amended and Restated Investors’ Rights Agreement, dated May 27, 2015.
10.2(4)	Employment Agreement, dated October 15, 2010, between Shopify Inc. and Tobias Lütke.
10.3(4)	Employment Agreement, dated March 7, 2011, between Shopify Inc. and Russell Jones.
10.4(4)	Employment Agreement, dated July 5, 2011, between Shopify Inc. and Craig Miller.
10.5(4)	Employment Agreement, dated December 9, 2010, between Shopify Inc. and Harley Finkelstein.
10.6(4)	Employment Agreement, dated December 9, 2010, between Shopify Inc. and Daniel Weinand.
10.7(4)	Form of Indemnity Agreement between the Company and its officers and directors.
10.8	Stock Option Plan.
10.9	Fourth Amended and Restated Stock Option Plan.
10.10	Long Term Incentive Plan.
11.11(4)(a)	Payment Services Provider Agreement, dated July 22, 2013, between Stripe, Inc. and Shopify Payments (USA) Inc.
10.12(4)	Addendum to Payment Services Provider Agreement for Canada, dated July 22, 2013, among Stripe, Inc., Shopify Payments (USA) Inc. and Shopify Payments (Canada) Inc.
10.13(4)	Lease of Office Space Multi-Tenant Office Building, dated as of February 28, 2014, between Morguard Performance Court Limited and Shopify Inc.
10.14(4)	Lease Amendment Agreement, dated August 25, 2014, between Morguard Performance Court Limited and Shopify Inc.
10.15(4)	Second Lease Amendment Agreement, dated February 13, 2015, between Morguard Performance Court Limited and Shopify Inc.
10.16(4)	Loan and Security Agreement, dated March 12, 2015, between Silicon Valley Bank and Shopify Inc.
10.17(3)	Coattail Agreement, dated May 27, 2015, between Shopify Inc. and Computershare Trust Company of Canada.
21.1(5)	Subsidiaries of the Company.
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
13.1	Certificate of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.
15.1	Management’s Discussion and Analysis of Shopify Inc. for the year ended December 31, 2015.
23.1	Consent of PricewaterhouseCoopers LLP.

(1)	Incorporated by reference to the Company’s Report on Form 6-K (File No. 001-37400), furnished on May 29, 2015.

(2)	Incorporated by reference to the Company’s Registration Statement on Form F-1 (File No. 333-203401), filed on May 6, 2015.

(3)	Incorporated by reference to the Company’s Report on Form 6-K (File No. 001-37400), furnished on June 1, 2015.

(4)	Incorporated by reference to the Company’s Registration Statement on Form F-1 (File No. 333-203401), filed on April 14, 2015.

(5)	Incorporated by reference to the Company's Report on Form 20-F (File No. 001-37400), filed on February 17, 2016.

(a)	Company has omitted portions of the referenced exhibit pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act.

EXHIBIT INDEX

Exhibit No.	Description
3.1(1)	Restated Articles of Incorporation of the Company.
3.2(1)	By-laws of the Company.
4.1(2)	Specimen Class A subordinate voting share certificate.
4.2(2)	Specimen Class B multiple voting share certificate.
10.1(3)	Third Amended and Restated Investors’ Rights Agreement, dated May 27, 2015.
10.2(4)	Employment Agreement, dated October 15, 2010, between Shopify Inc. and Tobias Lütke.
10.3(4)	Employment Agreement, dated March 7, 2011, between Shopify Inc. and Russell Jones.
10.4(4)	Employment Agreement, dated July 5, 2011, between Shopify Inc. and Craig Miller.
10.5(4)	Employment Agreement, dated December 9, 2010, between Shopify Inc. and Harley Finkelstein.
10.6(4)	Employment Agreement, dated December 9, 2010, between Shopify Inc. and Daniel Weinand.
10.7(4)	Form of Indemnity Agreement between the Company and its officers and directors.
10.8	Stock Option Plan.
10.9	Fourth Amended and Restated Stock Option Plan.
10.10	Long Term Incentive Plan.
11.11(4)(a)	Payment Services Provider Agreement, dated July 22, 2013, between Stripe, Inc. and Shopify Payments (USA) Inc.
10.12(4)	Addendum to Payment Services Provider Agreement for Canada, dated July 22, 2013, among Stripe, Inc., Shopify Payments (USA) Inc. and Shopify Payments (Canada) Inc.
10.13(4)	Lease of Office Space Multi-Tenant Office Building, dated as of February 28, 2014, between Morguard Performance Court Limited and Shopify Inc.
10.14(4)	Lease Amendment Agreement, dated August 25, 2014, between Morguard Performance Court Limited and Shopify Inc.
10.15(4)	Second Lease Amendment Agreement, dated February 13, 2015, between Morguard Performance Court Limited and Shopify Inc.
10.16(4)	Loan and Security Agreement, dated March 12, 2015, between Silicon Valley Bank and Shopify Inc.
10.17(3)	Coattail Agreement, dated May 27, 2015, between Shopify Inc. and Computershare Trust Company of Canada.
21.1(5)	Subsidiaries of the Company.
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
13.1	Certificate of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.
15.1	Management’s Discussion and Analysis of Shopify Inc. for the year ended December 31, 2015.
23.1	Consent of PricewaterhouseCoopers LLP.

(1)	Incorporated by reference to the Company’s Report on Form 6-K (File No. 001-37400), furnished on May 29, 2015.

(2)	Incorporated by reference to the Company’s Registration Statement on Form F-1 (File No. 333-203401), filed on May 6, 2015.

(3)	Incorporated by reference to the Company’s Report on Form 6-K (File No. 001-37400), furnished on June 1, 2015.

(4)	Incorporated by reference to the Company’s Registration Statement on Form F-1 (File No. 333-203401), filed on April 14, 2015.

(5)	Incorporated by reference to the Company's Report on Form 20-F (File No. 001-37400), filed on February 17, 2016.

(a)	Company has omitted portions of the referenced exhibit pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SHOPIFY INC.

/s/ Tobias Lütke
Name: Tobias Lütke
Title: Chief Executive Officer

Date: February 16, 2016

Consolidated Financial Statements
December 31, 2015

Independent Auditor’s Report

To the Shareholders of
Shopify Inc.

We have audited the accompanying consolidated financial statements of Shopify Inc. and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2015 and 2014 and the consolidated statements of operations and comprehensive loss, of changes in shareholders’ equity, and of cash flows for each of the three years in the period ended December 31, 2015, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Shopify Inc. and its subsidiaries as at December 31, 2015 and 2014 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.
Chartered Professional Accountants, Licensed Public Accountants

Ottawa, Ontario, Canada
February 16, 2016

Shopify Inc.
Consolidated Balance Sheets
Expressed in US $000’s except share amount

		As at
		December 31, 2015	December 31, 2014
	Note	$	$
Assets
Current assets
Cash and cash equivalents	4	110,070	41,953
Marketable securities	5	80,103	17,709
Trade and other receivables	6	6,089	7,227
Other current assets	7	6,203	1,495
		202,465	68,384
Long term assets
Property and equipment	8	33,048	21,728
Intangible assets	9	5,826	2,708
Goodwill		2,373	2,373
		41,247	26,809
Total assets		243,712	95,193
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	10	23,689	12,514
Current portion of deferred revenue		12,726	6,775
Current portion of lease incentives	11	822	485
		37,237	19,774
Long term liabilities
Deferred revenue		661	394
Lease incentives	11	10,497	7,293
		11,158	7,687
Commitments and contingencies	13
Shareholders’ equity
Convertible preferred shares; nil and 27,159,277 shares authorized, issued and outstanding (aggregate liquidation preference of nil and $87,500)	14	—	87,056
Common stock, unlimited Class A subordinate voting shares authorized, 56,877,089 and nil issued and outstanding; unlimited Class B multiple voting shares authorized, 23,212,769 and nil issued and outstanding; unlimited Common shares authorized, nil and 39,310,446 issued and outstanding	14	231,452	4,055
Additional paid-in capital		11,719	5,685
Accumulated deficit		(47,854)	(29,064)
Total shareholders’ equity		195,317	67,732
Total liabilities and shareholders’ equity		243,712	95,193

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board:

"Tobias Lütke"	"Steven Collins"
Tobias Lütke	Steven Collins
Chairman, Board of Directors	Chairman, Audit Committee

Shopify Inc.
Consolidated Statements of Operations and Comprehensive Loss
Expressed in US $000’s, except share and per share amounts

		Years ended
		December 31, 2015	December 31, 2014	December 31, 2013
	Note	$	$	$
Revenues
Subscription solutions	18	111,979	66,668	38,339
Merchant solutions	18	93,254	38,350	11,913
		205,233	105,018	50,252
Cost of revenues
Subscription solutions		24,531	16,790	8,504
Merchant solutions		69,631	26,433	5,009
		94,162	43,223	13,513
Gross profit		111,071	61,795	36,739
Operating expenses
Sales and marketing		70,374	45,929	23,351
Research and development, net of refundable tax credits of $1,058 (2014 – $1,295; 2013 – $891)		39,722	25,915	13,682
General and administrative		18,731	11,566	3,975
Total operating expenses		128,827	83,410	41,008
Loss from operations		(17,756)	(21,615)	(4,269)
Other income (expense)
Interest income, net		200	57	42
Loss on asset disposal		—	(100)	(73)
Foreign exchange loss		(1,234)	(653)	(537)
		(1,034)	(696)	(568)
Net loss and comprehensive loss		(18,790)	(22,311)	(4,837)
Basic and diluted net loss per share attributable to common shareholders	15	$(0.30)	$(0.57)	$(0.13)
Weighted average shares used to compute basic and diluted net loss per share attributable to shareholders	15	61,716,065	38,940,252	37,248,710

The accompanying notes are an integral part of these consolidated financial statements.

Shopify Inc.
Consolidated Statements of Changes in Shareholders’ Equity
Expressed in US $000’s except share amounts

		Series A Convertible Preferred Shares		Series B Convertible Preferred Shares		Series C Convertible Preferred Shares		Common Stock		Additional Paid-In Capital $	Accumulated Deficit $	Total $
	Note	Shares	Amount $	Shares	Amount $	Shares	Amount $	Shares	Amount $
As at December 31, 2012		13,025,765	5,346	7,247,070	11,952	—	—	36,453,715	1,840	747	(1,916)	17,969
Exercise of stock options		—	—	—	—	—	—	1,658,197	445	(150)	—	295
Stock-based compensation		—	—	—	—	—	—	—	—	1,472	—	1,472
Issuance of common stock - business combination		—	—	—	—	—	—	96,479	404	—	—	404
Vesting of restricted shares		—	—	—	—	—	—	354,730	320	—	—	320
Issuance of Series C preferred shares		—	—	—	—	6,886,442	69,758	—	—	—	—	69,758
Net loss and comprehensive loss for the year		—	—	—	—	—	—	—	—	—	(4,837)	(4,837)
As at December 31, 2013		13,025,765	5,346	7,247,070	11,952	6,886,442	69,758	38,563,121	3,009	2,069	(6,753)	85,381
Exercise of stock options		—	—	—	—	—	—	305,649	395	(255)	—	140
Stock-based compensation		—	—	—	—	—	—	—	—	3,871	—	3,871
Vesting of restricted shares		—	—	—	—	—	—	441,676	651	—	—	651
Net loss and comprehensive loss for the year		—	—	—	—	—	—	—	—	—	(22,311)	(22,311)
As at December 31, 2014		13,025,765	5,346	7,247,070	11,952	6,886,442	69,758	39,310,446	4,055	5,685	(29,064)	67,732
Exercise of stock options		—	—	—	—	—	—	4,665,059	3,737	(2,133)	—	1,604
Stock-based compensation		—	—	—	—	—	—	—	—	8,167	—	8,167
Vesting of restricted shares		—	—	—	—	—	—	100,076	353	—	—	353
Issuance of Class A subordinate voting shares upon initial public offering, net of offering costs of $14,259	1	—	—	—	—	—	—	8,855,000	136,251	—	—	136,251
Conversion of preferred shares to Class B multiple voting shares		(13,025,765)	(5,346)	(7,247,070)	(11,952)	(6,886,442)	(69,758)	27,159,277	87,056	—	—	—
Net loss and comprehensive loss for the year		—	—	—	—	—	—	—	—	—	(18,790)	(18,790)
As at December 31, 2015		—	—	—	—	—	—	80,089,858	231,452	11,719	(47,854)	195,317

The accompanying notes are an integral part of these consolidated financial statements.

Shopify Inc.
Consolidated Statements of Cash Flows
Expressed in US $000’s

		Years ended
		December 31, 2015	December 31, 2014	December 31, 2013
	Note	$	$	$
Cash flows from operating activities
Net loss for the year		(18,790)	(22,311)	(4,837)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization and depreciation		7,236	4,672	1,758
Stock-based compensation		7,805	3,792	1,446
Vesting of restricted shares		353	651	320
Loss on asset disposal		—	100	73
Unrealized foreign exchange loss		1,828	524	62
Changes in lease incentives		3,541	7,292	236
Change in deferred revenue		6,218	2,813	1,945
Changes in non-cash working capital items	17	7,565	1,666	393
Net cash provided by (used in) operating activities		15,756	(801)	1,396
Cash flows from investing activities
Purchase of marketable securities		(111,154)	(20,131)	—
Maturity of marketable securities		48,350	2,375	—
Acquisitions of property and equipment		(16,525)	(20,573)	(3,462)
Proceeds from disposal of property and equipment		—	90	—
Acquisitions of intangible assets		(4,511)	(2,127)	(1,042)
Acquisition of business, net of cash acquired		—	—	(828)
Net cash used in investing activities		(83,840)	(40,366)	(5,332)
Cash flows from financing activities
Proceeds from initial public offering, net of issuance costs	1	136,251	—	—
Issuance of Series C convertible preferred shares, net of issuance costs		—	—	69,758
Proceeds from the exercise of stock options		1,604	140	295
Net cash provided by financing activities		137,855	140	70,053
Effect of foreign exchange on cash and cash equivalents		(1,654)	(549)	(243)
Net increase (decrease) in cash and cash equivalents		68,117	(41,576)	65,874
Cash and cash equivalents – Beginning of Year		41,953	83,529	17,655
Cash and cash equivalents – End of Year		110,070	41,953	83,529

Supplemental non-cash items	17
The accompanying notes are an integral part of these consolidated financial statements.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

1.	Nature of Business

Shopify Inc. (“Shopify” or “the Company”) was incorporated as a Canadian corporation on September 28, 2004. The Company’s mission is to make commerce better for everyone. The Company provides the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses. Using a single interface, the Company’s merchants can design, set up and manage their business across multiple sales channels, including web and mobile storefronts, social media storefronts and physical retail locations. The Company’s platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, ship orders, build customer relationships and leverage analytics and reporting. The Company’s platform is engineered to enterprise-level standards and functionality while designed for simplicity and ease-of-use.

The Company’s headquarters and principal place of business are in Ottawa, Canada.

Initial Public Offering

In May 2015, the Company completed its initial public offering, or IPO, in which it issued and sold 8,855,000 Class A subordinate voting shares at a public offering price of $17.00 per share (including the 1,155,000 Class A subordinate voting shares purchased by the underwriters pursuant to the exercise of the over-allotment option). The Company received net proceeds of $136,251 after deducting underwriting discounts and commissions of $10,537 and other offering expenses of $3,747. Immediately prior to consummation of the IPO, all of the then-outstanding common shares were redesignated as an aggregate of 39,780,952 Class B multiple voting shares, and upon consummation of the IPO, all of the then-outstanding convertible preferred stock automatically converted into an aggregate of 27,159,277 Class B multiple voting shares.

2.	Basis of Presentation and Consolidation

These consolidated financial statements include the accounts of the Company and its directly and indirectly wholly owned subsidiaries: Shopify Payments (Canada) Inc., incorporated in Canada; Shopify (Ireland) Limited., incorporated in Ireland; Shopify (Australia) Pty Ltd., incorporated in Australia; and the following United States subsidiaries each incorporated in Delaware: Shopify Payments (USA) Inc., Shopify Data Processing (USA) Inc., Shopify LLC and Shopify Holdings (USA) Inc. On February 19, 2015 the Company dissolved and wound up two inactive shell subsidiaries, Jet Cooper Ltd., incorporated in Canada; and Atatomic Inc., incorporated in Canada. The wind-up had no accounting impact on the consolidated financial statements. All intercompany accounts and transactions have been eliminated upon consolidation.
These consolidated financial statements of the Company have been presented in United States dollars (USD) and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), including the applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding financial reporting.

3.	Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements, in accordance with U.S. GAAP, requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items that are subject to estimation and assumptions include: estimates related to contingencies and refundable tax credits; chargebacks on Shopify Payments transactions that are unrecoverable from merchants; recoverability of deferred tax assets; fair values of assets and liabilities acquired in business combinations; capitalization of software development costs; estimated useful lives of property and equipment and intangible assets; estimates relating to the recoverability of lease inducements; and assumptions

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

used when employing the Black-Scholes valuation model to estimate the fair value of common shares and stock-based awards. Actual results may differ from the estimates made by management.

Segment Information

The Company’s “chief operating decision maker” is the Chief Executive Officer. The Chief Executive Officer reviews the financial information presented on a consolidated basis for purposes of allocating resources and evaluation of financial performance. Accordingly, the Company has determined that it operates as a single operating and reportable segment.

Revenue Recognition

The Company’s sources of revenue consist of subscription solutions and merchant solutions. Arrangements with merchants do not provide the merchants with the right to take possession of the software supporting the Company’s hosting platform at any time and are therefore accounted for as service contracts. The Company’s subscription service contracts do not provide for refunds or any other rights of return to merchants in the event of cancellations.
The Company recognizes revenue when all of the following criteria are met:
•There is persuasive evidence of an arrangement;
•The services have been or are being provided to the merchant;
•The amount of fees to be paid by the merchant is fixed or determinable; and
•The collection is reasonably assured.

The Company follows the guidance provided in ASC 605-45, Principal Agent Considerations for determining whether the Company should recognize revenue based on the gross amount billed to a merchant or the net amount retained. This determination is a matter of judgment that depends on the facts and circumstances of each arrangement. The Company recognizes revenue from Shopify Shipping and the sales of Apps on a net basis as it has been determined that the Company is the agent in the arrangement with merchants. All other revenue is reported on a gross basis, as the Company has determined it is the principal in the arrangement, in that it is the primary obligor for providing services and assumes the risk of any loss or changes in costs.

Sales taxes collected from merchants and remitted to government authorities are excluded from revenue.

Our arrangements can include multiple elements, which may consist of some or all of our subscription solutions. When multiple-element arrangements exist, we evaluate whether these individual deliverables should be accounted for as separate units of accounting or one single unit of accounting. In order to treat deliverables in a multiple-element arrangement as separate units of accounting, the delivered item or items must have standalone value upon delivery. A delivered item has standalone value to the customer when either (1) any vendor sells that item separately or (2) the customer could resell that item on a standalone basis. Each of our subscription solutions have standalone value, as the solutions are sold separately. Accordingly, we consider the separate units of accounting in our multiple deliverable arrangements to be the subscription fees, themes, apps and domain names. When multiple deliverables included in an arrangement are separable into different units of accounting, the arrangement consideration is allocated to the identified separate units of accounting based on their relative selling price. Multiple-element arrangement accounting guidance provides a hierarchy to use when determining the relative selling price for each unit of accounting. Vendor-specific objective evidence (VSOE) of selling price, based on the price at which the item is regularly sold by the vendor on a standalone basis, should be used if it exists. If VSOE of selling price is not available, third-party evidence (TPE) of selling price is used to establish the selling price if it exists. We have not established VSOE for our subscription solutions due to lack of pricing consistency, the introduction of new services and other factors. We have also concluded that third-party evidence of selling price is not a practical alternative due to differences in our service offerings compared to other parties and the availability of relevant third-party pricing information.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

Accordingly, we use our best estimate of selling price (BESP) to determine the relative selling price for our subscription solutions.

We determined BESP by considering our overall pricing objectives and market conditions. Significant pricing practices taken into consideration for our subscription solutions include discounting practices, the size and volume of our transactions, the customer demographic, the geographic area where services are sold, price lists, our go-to-market strategy, historical standalone sales and contract prices. The determination of BESP is made through consultation with and approval by our management, taking into consideration our go-to-market strategy. As our go-to-market strategies evolve, we may modify our pricing practices in the future, which could result in changes in relative selling prices.

Subscription Solutions

Subscription revenue is recognized on a rateable basis over the contractual term. The terms range from monthly, annual or multi-year subscription terms. Revenue recognition begins on the date that the Company’s service is made available to the merchant. Payments received in advance of services being rendered are recorded as deferred revenue and recognized on a rateable basis over the requisite service period. The Company earns revenue based on the services it delivers either directly to its merchants or indirectly through resellers.

The Company also sells separately priced Themes and Apps to merchants for which revenue is recognized at the time of the sale. The right to use domain names is also sold separately and is recognized on a rateable basis over the contractual term, which is generally an annual term. Revenue from Themes, as well as Apps and Domains have been classified within Subscription solutions on the basis that they are typically sold at the time the merchant enters into the subscription services arrangement or because they are charged on a recurring basis.

Merchant Solutions

The Company generates the majority of its merchant solutions revenue from fees that it charges merchants on their customer orders processed through Shopify Payments. The Company also derives merchants solutions revenue relating to Shopify Shipping, other transaction services and referral fees, as well as from the sale of Point-of-Sale (POS) hardware. For the sale of POS hardware, revenue is recognized when title passes to the merchant, in accordance with the shipping terms. Revenues earned from Shopify Payments, Shopify Shipping, other transaction services, and referral fees are recognized at the time of the transaction.

Cost of Revenues

The Company’s cost of revenues consists of payments for Themes and Domain registration, credit card fees, hosting infrastructure costs, an allocation of costs incurred by both the operations and support functions, and amortization of capitalized software development costs. In addition, included in the cost of merchant solutions are costs associated with credit card processing and chargebacks related to Shopify Payments and the cost of POS hardware.

Software Development Costs

Research and development costs are generally expensed as incurred. These costs primarily consist of personnel and related expenses, contractor and consultant fees, stock-based compensation, and corporate overhead allocations, including depreciation.

The Company capitalizes certain development costs incurred in connection with its internal use software. These capitalized costs are related to the development of its software platform that is hosted by the Company and accessed by its merchants on a subscription basis as well as material internal infrastructure software. Costs incurred in the preliminary stages of development are expensed as incurred. The Company capitalizes all direct

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

and incremental costs incurred during the application phase, until such time when the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing.

The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional features and functionality. Capitalized costs are recorded as part of Intangible assets in the consolidated balance sheets and are amortized on a straight-line basis over their estimated useful lives of three years. Maintenance costs are expensed as incurred.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs included in sales and marketing expenses during the years ended December 31, 2015, 2014, and 2013 were $45,445, $31,093, and $14,447 respectively.

Operating Leases

The total payments and costs associated with operating leases, including leases that contain lease inducements and uneven payments, are aggregated and amortized on a straight-line basis over the initial lease term of each respective agreement.

Foreign Currency Transactions

The functional and reporting currency of the Company and its subsidiaries is the United States dollar. Monetary assets and liabilities denominated in foreign currencies are re-measured to United States dollars using the exchange rates at the consolidated balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are measured in United States dollars using historical exchange rates. Revenues and expenses are measured using the actual exchange rates prevailing on the dates of the transactions. Gains and losses resulting from re-measurement are recorded in the Company’s Consolidated Statements of Operations and Comprehensive Loss as Foreign exchange gain (loss).

Cash and Cash Equivalents

The Company considers all short term highly liquid investments purchased with original maturities at their acquisition date of three months or less to be cash equivalents.

Marketable Securities

The Company’s marketable securities consist of U.S federal agency bonds, corporate bonds and commercial paper, and mature within 12 months from the date of purchase. Marketable securities are classified as held-to-maturity at the time of purchase and this classification is re-evaluated as of each consolidated balance sheet date. Held-to-maturity securities represent those securities that the Company has both the intent and ability to hold to maturity and are carried at amortized cost, which approximates their fair market value. Interest on these securities, as well as amortization/accretion of premiums/discounts, are included in interest income. All investments are assessed as to whether any unrealized loss positions are other than temporarily impaired. Impairments are considered other than temporary if they are related to deterioration in credit risk or if it is likely the Company will sell the securities before the recovery of their cost basis. Realized gains and losses and declines in value determined to be other than temporary are determined based on the specific identification method and are reported in Other income (expenses) in the Consolidated Statements of Operations and Comprehensive Loss.

Derivatives

The Company may hold foreign exchange forward contracts to mitigate the risk of future foreign exchange rate volatility related to future Canadian dollar denominated costs and current and future obligations. The

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

Company recognizes these derivative financial instruments as either assets or liabilities and measures them at fair value. The Company has elected not to apply hedge accounting, therefore changes in the fair value of these derivative instruments will affect their consolidated balance sheet amounts and the resulting gain or loss will be reflected as Foreign exchange gains (losses) in the Consolidated Statements of Operations and Comprehensive Loss.

Concentration of Credit Risk

The Company’s cash and cash equivalents, marketable securities, trade and other receivables, and foreign exchange forward contracts subject the Company to concentrations of credit risk. Management mitigates this risk associated with cash and cash equivalents by making deposits and entering into foreign exchange forward contracts only with large Canadian, Irish, Australian and United States banks and financial institutions that are considered to be highly credit worthy. Management mitigates the risks associated with marketable securities by adhering to its investment policy, which stipulates minimum rating requirements, maximum investment exposures and maximum maturities. Due to the Company’s diversified merchant base, there is no particular concentration of credit risk related to the Company’s trade receivables. Trade and other receivables are monitored on an ongoing basis to ensure timely collection of amounts. There are no receivables from individual merchants accounting for 10% or more of revenues or receivables.

Interest Rate Risk

Certain of the Company’s cash equivalents and marketable securities earn interest. The Company’s trade and other receivables, accounts payable and accrued liabilities and lease liabilities do not bear interest. The Company is not exposed to material interest rate risk.

Foreign Exchange Risk

The Company’s exposure to foreign exchange risk is primarily related to fluctuations between the Canadian dollar and the United States dollar. The Company is exposed to foreign exchange fluctuations on the revaluation of foreign currency assets and liabilities. The Company may use foreign exchange derivative products to manage the impact of foreign exchange fluctuations. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counter parties.

Fair Value Measurements

The carrying amounts for cash and cash equivalents, marketable securities, trade receivables, other receivables, trade accounts payable and accruals, and employee related accruals approximate fair value due to the short-term maturities of these instruments.

The Company measures the fair value of its financial assets and liabilities using a fair value hierarchy. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value.
Level 1: Quoted prices in active markets for identical assets or liabilities.
Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Computer equipment is depreciated over three years while office furniture and equipment are depreciated over four years. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the term of their associated leases, which range from three to thirteen years.

The carrying values of property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. The determination of whether any impairment exists includes a comparison of estimated undiscounted future cash flows anticipated to be generated over the remaining life of the asset to the net carrying value of the asset. If the estimated undiscounted future cash flows associated with the asset are less than the carrying value, an impairment loss will be recorded based on the estimated fair value.

Intangible Assets

Intangible assets are stated at cost, less accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful lives of the related assets. Purchased software, other intangible assets, and capitalized software development costs are amortized into cost of revenues over a three year period.

The carrying values of intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. The determination of whether any impairment exists includes a comparison of estimated undiscounted future cash flows anticipated to be generated over the remaining life of the asset to the net carrying value of the asset. If the estimated undiscounted future cash flows associated with the asset are less than the carrying value, an impairment loss will be recorded based on the estimated fair value.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net assets of a business acquired in a business combination. Goodwill is not amortized, but instead tested for impairment at least annually in the fourth quarter of each year. Should certain events or indicators of impairment occur between annual impairment tests, the Company will perform the impairment test as those events or indicators occur. Examples of such events or circumstances include the following: a significant decline in the Company’s expected future cash flows; a sustained, significant decline in the Company’s fair value; a significant adverse change in the business climate; and slower growth rates.

Goodwill is tested for impairment at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. The qualitative assessment considers the following factors: macroeconomic conditions, industry and market considerations, cost factors, overall company financial performance, events affecting the reporting units, and changes in the Company’s fair value. If the reporting unit does not pass the qualitative assessment, the Company carries out a two-step test for impairment of goodwill. The first step of the test compares the fair value of the reporting unit with the carrying value of its net assets. If the fair value of the reporting unit is greater than its carrying value, no impairment results. If the fair value of the reporting unit is less than its carrying value, the Company performs the second step of the test for impairment of goodwill. During the second step of the test, the Company compares the implied fair value of the reporting unit’s goodwill with the carrying value of that goodwill. If the implied fair value of goodwill is less than the carrying value, an impairment charge would be recorded in the Consolidated Statements of Operations and Comprehensive Loss. The Company has one reporting unit and evaluates goodwill for impairment at the entity level.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not to be realized.

The Company evaluates tax positions taken or expected to be taken in the course of preparing tax returns to determine whether the tax positions have met a “more-likely-than-not” threshold of being sustained by the applicable tax authority. Tax benefits related to tax positions not deemed to meet the “more-likely-than-not” threshold are not permitted to be recognized in the consolidated financial statements. The Company classifies accrued interest and penalties related to liabilities for income taxes in income tax expense.

Refundable Tax Credits

Tax credits related to Scientific Research and Experimental Development (SR&ED) expenditures are accounted for using the flow-through method. Refundable tax credits are accounted for, in the period in which the related expenditures are incurred, as a direct reduction of research and development or capitalized costs. Non-refundable tax credits, which may only be used to reduce future taxes otherwise payable, are recorded as an income tax recovery in the period in which their realization is considered more likely than not.

Stock-Based Compensation

The accounting for stock-based awards is based on the fair value of the award measured at the grant date. Accordingly, stock-based compensation cost is recognized in the Consolidated Statements of Operations and Comprehensive Loss as an operating expense over the requisite service period.

The fair value of stock options is determined using the Black-Scholes option-pricing model, single option approach. An estimate of forfeitures is applied when determining compensation expense. The Company determines the fair value of stock option awards on the date of grant using assumptions regarding expected term, share price volatility over the expected term of the awards, risk-free interest rate, and dividend rate. All shares issued under the Legacy Option Plan and Stock Option Plan are from treasury.

The fair value of restricted share units ("RSU's") is measured using the fair value of the Company's shares as if the RSU's were vested and issued on the grant date. An estimate of forfeitures is applied when determining compensation expense. All shares issued under the Long Term Incentive Plan are from treasury.

In connection with prior period business acquisitions, the Company has also issued restricted shares. The restricted shares vest evenly, on a month-by-month basis and are contingent on future services being provided. As a result, the restricted shares are considered post business combination services and are accounted for as compensation expense and not as part of purchase accounting. The fair value of the restricted shares is derived from the fair value of the Company’s common shares, which was determined by an independent valuation firm, based on input, feedback and review by the Company’s management, at or around the same time as the related transactions and in combination with other available market data.

Earnings Per Share

Basic earnings per share are calculated by dividing net earnings attributable to common equity holders of the Company by the weighted average number of common stock outstanding during the year.

Diluted earnings per share are calculated by dividing net earnings attributable to common equity holders of the Company by the weighted average number of common stock outstanding during the year, plus the effect of dilutive potential common stock outstanding during the year. This method requires that diluted earnings per share be calculated (using the treasury stock method) as if all dilutive potential common stock had been

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

exercised at the latest of the beginning of the year or on the date of issuance, as the case may be, and that the funds obtained thereby (plus an amount equivalent to the unamortized portion of related stock-based compensation costs) be used to purchase common stock of the Company at the average fair value of the common stock during the year.

Recent Accounting Pronouncements Not Yet Adopted

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2014-9 “Revenue from Contracts with Customers.” The new accounting standards update requires an entity to apply a five step model to recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, as well as a cohesive set of disclosure requirements that would result in an entity providing comprehensive information about the nature, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. In August 2015 the Financial Accounting Standards Board issued ASU No. 2015-14, which deferred the effective date for all entities by one year. The standard becomes effective for reporting periods beginning after December 15, 2017. Early adoption is permitted starting January 1, 2017. The Company is currently assessing the impact of these standards.

In February 2015, the Financial Accounting Standards Board issued ASU No. 2015-02 “Consolidations (Topic 810)—Amendments to the Consolidation Analysis”. The new standard makes amendments to the current consolidation guidance, including introducing a separate consolidation analysis specific to limited partnerships and other similar entities. Under this analysis, limited partnerships and other similar entities will be considered a variable-interest entity (“VIE”) unless the limited partners hold substantive kick-out rights or participating rights. The standard is effective for annual periods beginning after December 15, 2015. The Company is currently assessing the impact of these amendments.

In April 2015, the Financial Accounting Standards Board issued ASU No. 2015-05, “Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement.” The amendments in this update provide guidance to customers about whether a cloud computing arrangement includes a software license. The amendment is effective for interim and annual periods beginning after December 15, 2015 with early adoption permitted. The Company is currently assessing the impact of this new standard.

In May 2015, the Financial Accounting Standards Board issued ASU 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value Per Share (or Its Equivalent)”, which amends ASC 820, Fair Value Measurement. The standard removes the requirement to categorize within the fair value hierarchy investments for which fair value is measured using the net asset value per share practical expedient and removes certain related disclosure requirements. The standard will be effective for the Company’s fiscal year beginning January 1, 2016. The Company is currently assessing the impact of this new standard.

In November 2015, the Financial Accounting Standards Board issued ASU 2015-17, "Income Taxes (Topic 740)", which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities be classified as noncurrent on the balance sheet. The standard will be effective for the Company’s fiscal year beginning January 1, 2016. The Company is currently assessing the impact of this new standard.

4.	Cash and Cash Equivalents

As of December 31, 2015 and 2014, the Company’s cash and cash equivalents balance of $110,070 and $41,953, respectively, included $80,914 and $36,065, respectively, of money market funds and term deposits that bear interest at rates ranging from 0.01% to 1%. As of December 31, 2015, the Company had $1,000 CAD of restricted cash which was pledged as collateral against the Company's leases (December 31, 2014 - $1,050 CAD).

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

5.	Financial Instruments

As of December 31, 2015, the Company’s financial instruments, measured at fair value on a recurring and non-recurring basis, were as follows:

	Amount at Fair Value $	Fair Value Measurements Using
		Level 1 $	Level 2 $	Level 3 $
Assets:
Cash equivalents:
Money market funds	59,655	59,655	—	—
U.S. term deposits	21,259	21,259	—	—
Marketable securities:
U.S. federal bonds	35,970	35,970	—	—
Corporate bonds	44,028	—	44,028	—

All cash equivalents and marketable securities mature within one year of the consolidated balance sheet date. As at December 31, 2015 the Company did not have any outstanding foreign exchange forward contracts.

As of December 31, 2014, the Company’s financial instruments, measured at fair value on a recurring and non-recurring basis, were as follows:

	Amount at Fair Value $	Fair Value Measurements Using
		Level 1 $	Level 2 $	Level 3 $
Assets:
Cash equivalents:
Money market funds	31,271	31,271	—	—
Canadian guaranteed investment certificates	1,294	1,294	—	—
U.S. term deposits	3,500	3,500	—	—
Marketable securities:
U.S. federal bonds	5,502	5,502	—	—
Corporate bonds	12,207	—	12,207	—
Derivatives:
Foreign exchange forward contracts	7	—	7	—
As at December 31, 2014 the Company held foreign exchange forward contracts to convert USD into CAD to fund a portion of its operations. The fair value of foreign exchange forward contracts and corporate bonds was based upon Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates.
There were no transfers between Levels 1, 2 and 3 during the years ended December 31, 2015 and 2014.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

6.	Trade and Other Receivables

	2015 $	2014 $
Trade receivables	1,701	838
Leasehold incentives receivable	1,554	3,158
Unbilled revenues	1,075	704
Refundable tax credits	754	1,959
Sales tax receivable	572	499
Other receivables	433	69
	6,089	7,227

Unbilled revenues represent amounts not yet billed to merchants related to transaction fee charges, up to the consolidated balance sheet date.

7.	Other Current Assets

	2015 $	2014 $
Prepaid expenses	3,264	1,023
POS hardware	1,550	290
Deposits	1,389	175
Foreign exchange forward contracts	—	7
	6,203	1,495

As of December 31, 2015, the Company did not hold any foreign exchange forward contracts to convert USD into CAD. As of December 31, 2014, the Company held foreign exchange forward contracts to convert $6,000 USD into $6,974 CAD at exchange rates ranging from 1.1618 to 1.1630. These contracts expired between January 12, 2015 and March 11, 2015 and the fair value of these contracts as of December 31, 2014 was an asset of $7. During the years ended December 31, 2015, 2014, and 2013, the use of foreign exchange forward contracts resulted in net foreign exchange losses of nil, $368 and $489, respectively.

8.	Property and Equipment

	2015
	Cost $	Accumulated depreciation $	Net book value $
Leasehold improvements	23,225	2,057	21,168
Computer equipment	14,508	5,630	8,878
Office furniture and equipment	4,100	1,098	3,002
	41,833	8,785	33,048

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

	2014
	Cost $	Accumulated depreciation $	Net book value $
Leasehold improvements	15,014	352	14,662
Computer equipment	7,346	2,415	4,931
Office furniture and equipment	2,506	371	2,135
	24,866	3,138	21,728

The following table illustrates the classification of depreciation in the Consolidated Statements of Operations and Comprehensive Loss.

	2015 $	2014 $	2013 $
Cost of revenues	3,086	1,599	572
Sales and marketing	1,040	795	344
Research and development	1,191	1,253	466
General and administrative	408	351	98
	5,725	3,998	1,480

9.	Intangible Assets

	2015
	Cost $	Accumulated amortization $	Net book value $
Software development costs	4,238	1,143	3,095
Purchased software	3,668	1,242	2,426
Domain names	540	235	305
	8,446	2,620	5,826

	2014
	Cost $	Accumulated amortization $	Net book value $
Software development costs	1,925	445	1,480
Purchased software	1,806	588	1,218
Domain names	90	80	10
	3,821	1,113	2,708
Internal software development costs of $2,313, $1,269 and $656 were capitalized during the years ended December 31, 2015, 2014 and 2013, respectively, and are included in Intangible assets in the accompanying Consolidated Balance Sheets. Amortization expense related to the capitalized internally developed software was $698, for the year ended December 31, 2015 and is included in Cost of revenues and General and administrative expense. Amortization expense related to the capitalized internally developed software was $330 and $115 for the years ended 2014 and 2013, respectively, and is included in Cost of revenues in the accompanying Consolidated Statements of Operations and Comprehensive Loss.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

The following table illustrates the classification of amortization expense related to Intangible assets in the Consolidated Statements of Operations and Comprehensive Loss.

	2015 $	2014 $	2013 $
Cost of revenues	750	608	240
Sales and marketing	186	33	32
Research and development	465	20	5
General and administrative	110	13	1
	1,511	674	278

Estimated future amortization expense related to intangible assets, as at December 31, 2015 is as follows.

Fiscal Year	Amount $
2016	2,288
2017	2,215
2018	1,192
2019	131
Total	5,826

10.	Accounts Payable and Accrued Liabilities

	2015 $	2014 $
Trade accounts payable and trade accruals	18,453	8,186
Other payables and accrued liabilities	1,697	1,607
Accrued payroll taxes related to exercised stock options	1,584	—
Employee related accruals	1,150	539
Accrued sales tax	805	2,182
	23,689	12,514

11.	Lease Incentives

The Company leases space for its offices. The Company’s principal lease is for its head office, which is located at 150 Elgin Street in Ottawa, Canada. This lease covers a period of twelve years, ten months that began on March 1, 2014. The lease includes an option to renew for a further five years. The Company received leasehold incentives in the form of rent-free periods and fit-up allowances. The lease agreement also includes scheduled rent increases that are not dependent on future events and therefore the lease payments are being accounted for on a straight-line basis over the entire term of the lease.
The Company also maintains offices in Toronto, Montreal and Kitchener-Waterloo. In all locations, the Company received leasehold incentives in the form of rent-free periods and fit-up allowances. The lease agreements also include scheduled rent increases that are not dependent on future events and therefore the lease payments are being accounted for on a straight-line basis over the entire term of the lease.

The following table represents the details of the Company’s lease incentives balance as of December 31, 2015 and 2014.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

	2015 $	2014 $
Lease incentives	11,177	7,536
Other lease liabilities	142	242
	11,319	7,778
Less: current portion	822	485
Long-term portion	10,497	7,293

12.	Credit Facilities

In 2011, the Company established a revolving line of credit with the Royal Bank of Canada. The credit facility is renewable annually for borrowing of up to $1,500 CAD. The line is collateralized by cash and cash equivalents and its interest rate is tied to the Bank of Canada prime lending rate plus 0.3% (3.0% as of December 31, 2015 and 3.3% as of December 31, 2014). As of December 31, 2015 the Company had drawn nil under the facility. As of December 31, 2015, $1,000 CAD under the facility was pledged as collateral for a letter of credit.

In March 2015, the Company entered into a credit facility with Silicon Valley Bank, which provides for a $25,000 revolving line of credit bearing interest at the U.S. prime rate, as published by the Wall Street Journal plus or minus 25 basis points per annum. As at December 31, 2015 the effective rate was 3.25%. The credit facility has a maturity date of March 11, 2016, and is collateralized by substantially all of the Company’s assets, including the stock of its subsidiaries named in the agreement as guarantors, but excluding the Company’s intellectual property, which is subject to a negative pledge. As of December 31, 2015, no amounts have been drawn under this credit facility and the Company is in compliance with all of the covenants contained therein.

13.	Commitments and Contingencies

Operating Leases

The Company leases space for its offices in Ottawa, Toronto and Kitchener-Waterloo, Ontario, Canada and Montreal, Quebec, Canada. In the years ended December 31, 2015, 2014, and 2013 rent expense totalled $6,446, $4,547 and $1,178, respectively.

Amounts of minimum future annual rental payments under non-cancellable operating leases in each of the next five years and thereafter are as follows:

Fiscal Year	Amount $
2016	5,804
2017	7,809
2018	7,907
2019	7,958
2020	8,070
Thereafter	42,594
Total future minimum lease payments	80,142

Litigation and Loss Contingencies

The Company accrues estimates for loss contingencies when losses are probable and reasonably estimable. From time to time, the Company may become a party to litigation and subject to claims incident to the ordinary course of business, including intellectual property claims, labour and employment claims and threatened

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

claims, breach of contract claims, tax and other matters. The Company currently has no material pending litigation or claims. The Company is not aware of any litigation matters or loss contingencies that would be expected to have a material adverse effect on the business, consolidated financial position, results of operation, or cash flows.

14.	Shareholders’ Equity

Convertible Preferred Shares

Upon the completion of the Company’s IPO, all of the then outstanding convertible preferred shares were converted into 27,159,277 Class B multiple voting shares.

Common Stock Authorized

Immediately prior to the completion of the Company’s IPO, all of the then outstanding 39,780,952 common shares were redesignated as Class B multiple voting shares. The Company is authorized to issue an unlimited number of Class A subordinate voting shares and an unlimited number of Class B multiple voting shares. The Class A subordinate voting shares have one vote per share and the Class B multiple voting shares have 10 votes per share. The Class A subordinate voting shares are not convertible into any other class of shares, including Class B multiple voting shares. The Class B multiple voting shares are convertible into Class A subordinate voting shares on a one-for-one basis at the option of the holder. In addition, Class B multiple voting shares will automatically convert into Class A subordinate voting shares in certain other circumstances. In connection with historical acquisitions, the Company has also issued restricted shares. The restricted shares vest evenly, on a month-by-month basis, and are contingent on future services being provided.

Preferred Shares
The Company is authorized to issue an unlimited number of preferred shares issuable in series. Each series of preferred shares shall consist of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Company’s Board of Directors prior to the issuance thereof. Holders of preferred shares, except as otherwise provided in the terms specific to a series of preferred shares or as required by law, will not be entitled to vote at meetings of holders of shares.

Stock-Based Compensation

In 2008, the Board of Directors adopted and the Company’s shareholders approved the Legacy Stock Option Plan (“the Legacy Option Plan”). Under the Legacy Option Plan, the Board of Directors was authorized to grant options to purchase common shares to both employees and non-employees. The Compensation Committee, or in their absence, the Board of Directors, was given the authority to set the exercise prices of all options granted based upon not less than the fair market value of the common shares of the Company on the date of grant. In October 2010, an amendment was made to the Legacy Option Plan to set all future option grants, unless otherwise specified by the Board of Directors at the time of grant, on a vesting schedule over four years with 25% vesting after one year and the remainder vesting 1/48 each month thereafter. In April 2013, an amendment was made to the Legacy Option Plan to provide that the term of the options shall be exercisable until the tenth anniversary of their grant date. In December 2013 the Board of Directors approved a modification to the Legacy Option Plan which allowed for uniform vesting at 1/48 each month starting immediately in the first month after an option grant for any grant issued to employees subsequent to their initial grant. At that time, the Board of Directors also approved a modification that changed the initial vesting commencement date from three months following the employment or engagement start date to the actual employment or engagement start date. Immediately prior to the completion of the Company’s IPO, a total of 14,982,341 options were outstanding under the Legacy Option Plan, and, in connection with the closing of the offering, each such option became exercisable for one Class B multiple voting share. Following the closing of the Company’s IPO, no further awards were made under the Legacy Option Plan.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

The Company’s Board of Directors and shareholders approved a new stock option plan (“Stock Option Plan”) as well as a long-term incentive plan (“LTIP”), each of which became effective on May 27, 2015. The Stock Option Plan allows for the grant of options to the Company’s officers, directors, employees and consultants. All options granted under the Stock Option Plan will have an exercise price determined and approved by the Company’s Board of Directors at the time of grant, which shall not be less than the market price of the Class A subordinate voting shares at such time. For purposes of the Stock Option Plan, the market price of the Class A subordinate voting shares shall be the volume weighted average trading price of the Class A subordinate voting shares on the NYSE for the five trading days ending on the last trading day before the day on which the option is granted. Options granted under the Stock Option Plan are exercisable for Class A subordinate voting shares. Both the vesting period and term of the options in the Stock Option Plan are determined by the Board of Directors at the time of grant.

The LTIP provides for the grant of share units, or LTIP Units, consisting of restricted share units (“RSU”), performance share units (“PSU”), and deferred share units (“DSU”). Each LTIP Unit represents the right to receive one Class A subordinate voting share in accordance with the terms of the LTIP. Unless otherwise approved by the Board of Directors, RSUs will vest as to 1/3 each on the first, second and third anniversary dates of the date of grant. A PSU participant’s grant agreement will describe the performance criteria established by the Company’s Board of Directors that must be achieved for PSUs to vest to the PSU participant, provided the participant is continuously employed by or in the Company’s service or the service or employment of any of the Company’s affiliates from the date of grant until such PSU vesting date. DSUs will be granted solely to directors of the Company, at their option, in lieu of their Board retainer fees. DSUs will vest upon a director ceasing to act as a director. As at the consolidated balance sheet date there have been nil PSUs or DSUs granted.

The maximum number of Class A subordinate voting shares reserved for issuance, in the aggregate, under the Company's Stock Option Plan and the LTIP was initially equal to 3,743,692 Class A subordinate voting shares. The number of Class A subordinate voting shares available for issuance, in the aggregate, under the Stock Option Plan and the LTIP will be automatically increased on January 1st of each year, beginning on January 1, 2016 and ending on January 1, 2026, in an amount equal to 5% of the aggregate number of outstanding Class A subordinate voting shares and Class B multiple voting shares on December 31st of the preceding calendar year. As at January 1, 2016 there were 6,786,124 shares reserved for issuance under the Company's Stock Option Plan and LTIP.

The following table summarizes the stock option and RSU award activities under the Company's share-based compensation plans for the years ended December 31, 2015, 2014, and 2013:

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

	Shares Subject to Options Outstanding					Outstanding RSUs
	Number of Options (1)	Weighted Average Exercise Price $	Remaining Contractual Term (in years)	Aggregate Intrinsic Value (2) $	Weighted Average Grant Date Fair Value $	Outstanding RSUs	Weighted Average Grant Date Fair Value $
Balance as at December 31, 2013	12,737,893	0.38	—	—	—	—	—
Stock options granted	2,985,495	5.28	—	—	5.63	—	—
Stock options exercised	(305,649)	0.46	—	—	—	—	—
Stock options forfeited	(386,351)	1.40	—	—	—	—	—
Balance as at December 31, 2014	15,031,388	1.31	7.16	73,642	—	—	—

Stock options granted	1,259,025	22.16	—	—	12.16	—	—
Stock options exercised	(4,665,059)	0.34	—	—	—	—	—
Stock options forfeited	(421,328)	12.04	—	—	—	—	—
RSUs granted	—	—	—	—	—	503,701	32.01
RSUs settled	—	—	—	—	—	—	—
RSUs forfeited	—	—	—	—	—	(75,135)	30.95
Balance as at December 31, 2015	11,204,026	3.65	6.99	248,119	—	428,566	32.19
Stock options exercisable as of December 31, 2015	6,902,359	0.82	6.03	172,415
(1) As at December 31, 2015 10,519,901 of the outstanding stock options were granted under the Company's Legacy Option Plan and are exercisable for Class B multiple voting shares, and 684,125 of the outstanding stock options were granted under the Company's Stock Option Plan and are exercisable for Class A subordinate voting shares.
(2) The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock option awards and the assessed fair value of the common stock as of December 31, 2014 and the closing market price of our common stock as of December 31, 2015.
As of December 31, 2015, and 2014, there was $34,572 and $16,574, respectively, of remaining unamortized compensation cost related to unvested stock options and RSUs granted to the Company’s employees. This cost will be recognized over an estimated weighted-average remaining period of 3.22 years. Total unamortized compensation cost will be adjusted for future changes in estimated forfeitures.

Share-Based Compensation Expense

All share-based awards are measured based on the grant date fair value of the awards and recognized in the Consolidated Statements of Operations and Comprehensive Loss over the period during which the employee is required to perform services in exchange for the award (generally the vesting period of the award).

The Company estimates the fair value of stock options granted using the Black-Scholes option valuation model, which requires assumptions, including the fair value of our underlying common stock, expected term, expected volatility, risk-free interest rate and dividend yield of the Company's common stock. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, share-based compensation expense could be materially different in the future.

These assumptions are estimated as follows:

•
Fair Value of Common Stock. Prior to the Company's IPO in May 2015, the Board of Directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the Company's common stock as of the date of each option grant. Valuations of the Company’s stock were determined in accordance with the guidelines outlined in the American Institute of

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

Certified Public Accountant Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Since the Company's IPO, the Company has used the Volume Weighted Average Price for its common stock as reported on the New York Stock Exchange.

•
Expected Term. The Company determines the expected term based on the average period the stock options are expected to remain outstanding. The Company bases the expected term assumptions on its historical behavior combined with estimates of post-vesting holding period.

•
Expected Volatility. The Company determines the price volatility factor based on the historical volatility of publicly traded industry peers. To determine its peer group of companies, the Company considers public companies in the technology industry and selects those that are similar to us in size, stage of life cycle, and financial leverage. The Company intends to continue to consistently apply this methodology using the same or similar public companies until a sufficient amount of historical information regarding the volatility of its own common stock price becomes available, or unless circumstances change such that the identified companies are no longer similar, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•
Risk-Free Interest Rate. The Company bases the risk-free interest rate used in the Black-Scholes valuation model on the yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term of the stock options for each stock option group.

•
Expected Dividend. The Company has not paid and does not anticipate paying any cash dividends in the foreseeable future and, therefore, uses an expected dividend yield of zero in the option pricing model.

The assumptions used to estimate the fair value of stock options granted to employees are as follows:

	2015	2014	2013
Expected volatility	64.3%	62.4%	73.9%
Risk free interest rate	1.62%	1.82%	1.67%
Dividend yield	Nil	Nil	Nil
Average expected life	5.26	5.73	6.06

In addition to the assumptions used in the Black-Scholes option valuation model, the Company must also estimate a forfeiture rate to calculate the share-based compensation expense for our awards. The Company's forfeiture rate is based on an analysis of its actual forfeitures. The Company will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover, and other factors. Changes in the estimated forfeiture rate can have a significant impact on share-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher/lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase/decrease to the share-based compensation expense recognized in the consolidated financial statements.

The following table illustrates the classification of stock-based compensation in the Consolidated Statements of Operations and Comprehensive Loss, which includes both stock-based compensation and restricted share-based compensation expense.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

	Years ended
	December 31, 2015	December 31, 2014	December 31, 2013
	$	$	$
Cost of revenues	282	259	113
Sales and marketing	1,099	696	354
Research and development	4,509	2,776	1,152
General and administrative	2,268	712	147
	8,158	4,443	1,766

15.	Earnings per Share

The Company applies the two-class method to calculate its basic and diluted net loss per share as both classes of its voting shares are participating securities with equal participation rights and are entitled to receive dividends on a share for share basis.

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding.

	Years ended
	December 31, 2015	December 31, 2014	December 31, 2013
Basic and diluted weighted average number of shares outstanding	61,716,065	38,940,252	37,248,710
The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Stock options	11,204,026	15,031,388	12,737,893
Restricted share units	428,566	—	—
Restricted shares	48,238	148,314	589,990
Convertible preferred shares	—	27,159,277	27,159,277
	11,680,830	42,338,979	40,487,160

In the years ended December 31, 2015, 2014, and 2013 the Company was in a loss position and therefore diluted loss per share is equal to basic loss per share.

16.	Income Taxes

The reconciliation of the expected provision for income tax recovery/expense to the actual provision for income tax recovery/expense reported in the Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2015, 2014, and 2013 is as follows.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

	2015 $	2014 $	2013 $
Earnings (loss) before income taxes	(18,790)	(22,311)	(4,837)
Expected income tax expense (recovery) at Canadian statutory income tax rate of 26.51% (2014-26.51%)	(4,980)	(5,915)	(1,282)
Permanent differences	1,333	1,203	435
Share issuance costs	(3,734)	—	—
Effect of change in tax rates	—	—	(163)
Utilization of tax credits	—	—	(93)
Other	(8)	(43)	—
Foreign rate differential	(44)	(3)	(2)
Increase (decrease) in valuation allowance	7,433	4,758	1,105
Provision for income tax (recovery) expense	—	—	—
During the years ended December 31, 2015, 2014, and 2013, the loss before income taxes includes foreign income (loss) of $234, $14, and ($14), respectively.
The significant components of the Company’s deferred income tax assets and liabilities as of December 31, 2015 and 2014 are as follows.

	2015 $	2014 $
Deferred tax assets
Temporary differences on capital and intangible assets	415	606
Tax loss carryforwards	3,799	3,415
SR&ED expenditure carryforwards	1,687	974
Share issue costs	3,345	39
Investment tax credits	1,253	497
Lease accruals and other provisions	4,316	1,664
Total deferred tax assets	14,815	7,195
Valuation allowance	(14,011)	(6,578)
	804	617
Deferred tax liabilities
Capitalized software development costs	(804)	(380)
Investment tax credits used or refunded	—	(237)
Total deferred tax liabilities	(804)	(617)
Net deferred tax asset	—	—
The Company has determined that it is not more likely than not that it will realize any of its deferred tax assets, and therefore a full valuation allowance has been established against the total deferred tax assets.
The Company does not have any unrecognized tax benefits.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

The Company's accounting policy is to recognize interest and penalties related to uncertain tax positions as a component of income tax expense. In the years ended December 31, 2015, 2014, and 2013, there was no interest or penalties related to uncertain tax positions.

The Company and its Canadian subsidiaries file federal and provincial income tax returns in Canada. The Company and its U.S. subsidiaries file federal and state income tax returns in the U.S. and its other foreign subsidiaries file income tax returns in their respective foreign jurisdictions. The Company remains subject to audit by the relevant tax authorities for the years ended 2010 through 2015.

The Company estimates SR&ED expenditures and claims investment tax credits for income tax purposes based on management’s interpretation of the applicable legislation in the Income Tax Act (“the Act”) and related provincial legislation. These claims are subject to audit by the tax authorities. In the opinion of management, the treatment of research and development expenditures for income tax purposes is appropriate. Any difference between recorded refundable tax credits and amounts ultimately received is recorded when the amount becomes known. As of December 31, 2015 and 2014, the Company had unused non-capital tax losses of approximately $14,264 and $13,475 respectively, a SR&ED expenditure pool totaling $6,364 and $3,673 respectively, and investment tax credits of $1,486 and $532 respectively, that are due to expire as follows.

	SR&ED Expenditures $	Investment Tax Credits $	Non-Capital Losses $
2031	—	45	—
2032	—	117	13
2033	—	232	11,235
2034	—	197	825
2035	—	895	2,191
Indefinite	6,364	—	—
	6,364	1,486	14,264

17.	Supplemental Cash Flow Information Items

The following table presents the changes in non-cash working capital items.

	2015 $	2014 $	2013 $
Trade and other receivables	1,176	(3,930)	(1,196)
Other current assets	(4,708)	(414)	(725)
Accounts payable and accrued liabilities	11,097	6,010	2,314
	7,565	1,666	393

The following table provides supplemental disclosure of non-cash investing and financing activities.

	2015 $	2014 $	2013 $
Acquired property and equipment remaining unpaid	1,295	853	—
Acquired intangibles assets remaining unpaid	—	250	—
Capitalized stock-based compensation	362	79	26
Non-cash acquisitions of businesses	—	—	404

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

18.	Geographical Information

The following table presents total external revenues by geographic location, based on the location of the Company’s merchants.

	2015		2014		2013
	Amount $	%	Amount $	%	Amount $	%
Canada	14,691	7.2%	7,729	7.4%	4,101	8.2%
United States	144,748	70.5%	72,149	68.7%	31,743	63.2%
United Kingdom	15,436	7.5%	7,912	7.5%	4,517	9.0%
Australia	10,531	5.1%	6,420	6.1%	3,807	7.6%
Rest of World	19,827	9.7%	10,808	10.3%	6,084	12.0%
	205,233	100.0%	105,018	100.0%	50,252	100.0%

The following table presents the total net book value the Company’s long-lived assets by geographic location.

	2015		2014
	Amount $	%	Amount $	%
Canada	25,886	78.3%	17,758	81.7%
United States	7,162	21.7%	3,970	18.3%
	33,048	100.0%	21,728	100.0%

19.	Acquisitions

2013 Acquisition

On July 31, 2013 the Company acquired 100% of the shares of two companies which were commonly owned, Jet Cooper Ltd., a design studio focused on user experience and website design, and Atatomic Inc., a firm of mobile application developers, in a combined purchase transaction for total consideration on closing of $1,232, consisting of cash in the amount of $828 and 96,479 common shares with a fair value of $404 determined at the date of acquisition.
The acquisition also established an escrow agreement upon which additional cash payments of C$468 were restricted and 289,435 of additional common shares were transferred to an escrow agent. The restrictions on the cash were lifted on July 31, 2014. The restricted common shares vest evenly, on a month-by-month basis over a period of three years ending on July 31, 2016. Both the cash payment and restricted common shares are contingent on the sellers’ continued employment and were therefore considered post business combination services and are accounted for as compensation expense and not part of purchase accounting.
During the years ended December 31, 2015, 2014, and 2013, nil, C$280 and C$188, respectively, of the restricted cash was released from escrow and 82,697 shares with a fair value of $345, 118,301 shares with a fair value of $493, and 40,200 restricted shares with a fair value of $168, respectively, were earned and have been recognized as compensation expense in the Consolidated Statements of Operations.
The Company did not complete any acquisitions during the years ended December 31, 2015 and December 31, 2014.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

20.	Comparative Figures

Certain comparative figures have been reclassified in order to conform to the current year presentation.