Form 40-F
period 2017-12-31
SHOPIFY INC.
filed 2018-02-15
CIK 1594805

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017	Commission File Number 001-37400

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

The Registrant had 87,067,604 Class A Subordinate Voting Shares and 12,810,084 Class B Multiple Voting Shares issued and outstanding as of December 31, 2017.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes ☐     82- _________         No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                    No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.                         ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

_____________________________________________________________________________________________________

PRIOR FILINGS MODIFIED AND SUPERSEDED

This annual report on Form 40-F of Shopify Inc. ("Shopify", "we", "our", the "Company" or the "Registrant") for the year ended December 31, 2017, at the time of filing with the U.S. Securities and Exchange Commission (the "SEC" or the "Commission"), modifies and supersedes all prior documents filed pursuant to Sections 13, 14 and 15(d) of the U.S. Securities Exchange Act of 1934 (as amended, the "Exchange Act") for purposes of any offers or sales of any securities after the date of this filing pursuant to any registration statement or prospectus filed pursuant to the U.S. Securities Act of 1933 (as amended, the "Securities Act") which incorporates by reference this annual report on Form 40-F (or any of the documents filed as Exhibits to this annual report on Form 40-F).

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

See Shopify's annual information form for the year ended December 31, 2017, attached as Exhibit 1.1 to this Annual Report on Form 40-F, under the heading "Forward-Looking Information" and Shopify's management’s discussion and analysis for the year ended December 31, 2017, attached as Exhibit 1.3 to this Annual Report on Form 40-F (the "Shopify 2017 MD&A"), under the heading "Forward-looking statements", for a discussion of forward-looking statements.

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

We, including the Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2017 and have concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2017. See “Disclosure Controls and Procedures and Internal Control Over Financial Reporting” in the Shopify 2017 MD&A, filed as Exhibit No. 1.3 to this Annual Report on Form 40-F.

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

We, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company’s internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, we, including the Chief Executive Officer and Chief Financial Officer, have determined that the Company’s internal control over financial reporting was effective as at December 31, 2017. Additionally, based on our assessment, we determined that there were no material weaknesses in the Company’s internal control over financial reporting as at December 31, 2017. See “Management's Annual Report on Internal Control Over Financial Reporting” in Shopify's audited consolidated financial statements for the year ended December 31, 2017 (the "Shopify 2017 Financial Statements"), filed as Exhibit 1.2 to this Annual Report on Form 40-F.

Auditors' Report on Internal Control over Financial Reporting

The effectiveness of the Company's internal control over financial reporting as at December 31, 2017 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which accompanies Shopify 2017 Financial Statements, and is incorporated herein by reference.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2017, there were no significant changes in the Company’s internal control over financial reporting, or any other factors that could significantly affect such internal control, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

B. Identification of the Audit Committee

The board of directors of the Company (the "Board") has a separately designated standing audit committee (the "Audit Committee") established in accordance with section 3(a)(58)(A) of the Exchange Act. The Board has appointed three independent directors, Steven Collins (Chair), Robert Ashe and Gail Goodman, to the Audit Committee.

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

E. Principal Accountant Fees and Services

The aggregate amounts paid or accrued by the Company with respect to fees payable to PricewaterhouseCoopers LLP, the auditors of the Company, for audit (including separate audits of wholly-owned and non-wholly owned entities, financings, regulatory reporting requirements and SOX related services), audit-related, tax and other services in the years ended December 31, 2017 and 2016 were as follows:

	Fiscal 2017 US$	Fiscal 2016 US$
	(in thousands)
Audit Fees	600	542
Audit-related Fees	—	—
Tax Fees	—	—
All Other Fees	2	2
Total	602	544

Audit Fees

Audit fees relate to the audit of our annual consolidated financial statements, the review of our quarterly condensed consolidated financial statements and services in connection with our registration statement on Form F-10 (related to our May 2017 public offering of Class A subordinate voting shares).

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

Audit Committee Pre-Approval Policies and Procedures

From time to time, management recommends to and requests approval from the Audit Committee for audit and non-audit services to be provided by the Company's auditors. The Audit Committee considers such requests, if applicable, on a quarterly basis, and if acceptable, pre-approves such audit and non-audit services. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the Company's auditors.

The Audit Committee considered and agreed that the fees paid to the Company's auditors in the years ended December 31, 2017 and 2016 are compatible with maintaining the independence of the Company's auditors. The Audit Committee determined that, in order to ensure the continued independence of the auditors, only limited non-audit services will be provided to the Company by PricewaterhouseCoopers LLP.

Since the implementation of the Audit Committee pre-approval process in November 2015, all audit and non-audit services rendered by our auditors have been pre-approved by the Audit Committee.

F. Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements, other than operating leases (which have been disclosed under "Contractual Obligations and Contingencies" in the Shopify 2017 MD&A).

G. Tabular Disclosure of Contractual Obligations

See Shopify 2017 MD&A, under the heading "Contractual Obligations and Contingencies", which section is incorporated by reference in this annual report on Form 40-F, for a tabular disclosure and discussion of contractual obligations.

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

EXHIBITS

The following documents are filed as exhibits to this annual report on Form 40-F:

Exhibit No.	Document
1.1	Annual Information Form for the year ended December 31, 2017
1.2	Audited Consolidated Financial Statements for the year ended December 31, 2017
1.3	Management’s Discussion and Analysis for the year ended December 31, 2017
23.1	Consent of PricewaterhouseCoopers LLP
31.1	Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

____________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Shopify Inc.
(Registrant)
Date:	February 15, 2018	By:	/s/ Joseph A. Frasca
Name: Joseph A. Frasca Title: SVP, General Counsel and Secretary

____________________________________________________________________________________

EXHIBIT INDEX

Exhibit No.	Document
1.1	Annual Information Form for the year ended December 31, 2017
1.2	Audited Consolidated Financial Statements for the year ended December 31, 2017
1.3	Management’s Discussion and Analysis for the year ended December 31, 2017
23.1	Consent of PricewaterhouseCoopers LLP
31.1	Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

_____________________________________________________________________________________