Form 40-F
period 2018-12-31
SHOPIFY INC.
filed 2019-02-12
CIK 1594805

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018	Commission File Number 001-37400

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

Corporation Service Company
251 Little Falls Drive, Wilmington, DE 19808
(302) 636-5400
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

The Registrant had 98,081,889 Class A Subordinate Voting Shares and 12,310,800 Class B Multiple Voting Shares issued and outstanding as of December 31, 2018.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                    No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

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

_____________________________________________________________________________________________________

PRIOR FILINGS MODIFIED AND SUPERSEDED

This annual report on Form 40-F of Shopify Inc. ("Shopify", "we", "our", the "Company" or the "Registrant") for the year ended December 31, 2018, at the time of filing with the U.S. Securities and Exchange Commission (the "SEC" or the "Commission"), modifies and supersedes all prior documents filed pursuant to Sections 13, 14 and 15(d) of the U.S. Securities Exchange Act of 1934 (as amended, the "Exchange Act") for purposes of any offers or sales of any securities after the date of this filing pursuant to any registration statement or prospectus filed pursuant to the U.S. Securities Act of 1933 (as amended, the "Securities Act") which incorporates by reference this annual report on Form 40-F (or any of the documents filed as Exhibits to this annual report on Form 40-F).

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

See Shopify's annual information form for the year ended December 31, 2018, attached as Exhibit 1.1 to this Annual Report on Form 40-F, under the heading "Forward-Looking Information" and Shopify's management’s discussion and analysis for the year ended December 31, 2018, attached as Exhibit 1.3 to this Annual Report on Form 40-F (the "Shopify 2018 MD&A"), under the heading "Forward-looking statements", for a discussion of forward-looking statements.

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

Disclosure Controls and Procedures

Management of the Company, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining disclosure controls and procedures (as defined by the Commission in Rule 13a-15(e) under the Exchange Act) for the Company to ensure that material information relating to the Company, including its consolidated subsidiaries, that is required to be made known to the Chief Executive Officer and Chief Financial Officer by others within the Company and disclosed by the Company in reports filed or submitted by it under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms; and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

We, including the Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2018 and have concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2018. See “Disclosure Controls and Procedures and Internal Control Over Financial Reporting” in the Shopify 2018 MD&A, filed as Exhibit No. 1.3 to this Annual Report on Form 40-F.

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

We, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company’s internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, we, including the Chief Executive Officer and Chief Financial Officer, have determined that the Company’s internal control over financial reporting was effective as at December 31, 2018. Additionally, based on our assessment, we determined that there were no material weaknesses in the Company's internal control over financial reporting as at December 31, 2018. See “Management's Annual Report on Internal Control Over Financial Reporting”, which accompanies Shopify's audited consolidated financial statements as at December 31, 2018 and 2017 and for the years then ended (the "Shopify 2018 Financial Statements"), filed as Exhibit 1.2 to this Annual Report on Form 40-F.

Auditors' Report on Internal Control over Financial Reporting

The effectiveness of the Company's internal control over financial reporting as at December 31, 2018 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which accompanies Shopify 2018 Financial Statements, and is incorporated herein by reference.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2018, there were no significant changes in the Company’s internal control over financial reporting, or any other factors that could significantly affect such internal control, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

B. Identification of the Audit Committee

The board of directors of the Company (the "Board") has a separately designated standing audit committee (the "Audit Committee") established in accordance with section 3(a)(58)(A) of the Exchange Act. The Board has appointed four independent directors, Steven Collins (Chair), Robert Ashe, Gail Goodman and Colleen Johnston, to the Audit Committee.

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

E. Principal Accountant Fees and Services

The aggregate amounts paid or accrued by the Company with respect to fees payable to PricewaterhouseCoopers LLP, the auditors of the Company, for audit (including separate audits of wholly-owned and non-wholly owned entities, financings, regulatory reporting requirements and SOX related services), audit-related, tax and other services in the years ended December 31, 2018 and 2017 were as follows:

	Fiscal 2018 US$	Fiscal 2017 US$
	(in thousands)
Audit Fees	764	600
Audit-related Fees	—	—
Tax Fees	—	—
All Other Fees	2	2
Total	766	602

Audit Fees

Audit fees relate to the audit of our annual consolidated financial statements, the review of our quarterly condensed consolidated financial statements and services in connection with our registration statement on Form F-10 (related to our 2018 public offerings of Class A subordinate voting shares).

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

The Audit Committee considered and agreed that the fees paid to the Company's auditors in the years ended December 31, 2018 and 2017 are compatible with maintaining the independence of the Company's auditors. The Audit Committee determined that, in order to ensure the continued independence of the auditors, only limited non-audit services will be provided to the Company by our auditors, PricewaterhouseCoopers LLP.

Since the implementation of the Audit Committee pre-approval process in November 2015, all audit and non-audit services rendered by our auditors have been pre-approved by the Audit Committee.

F. Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements, other than operating leases (which have been disclosed under "Contractual Obligations and Contingencies" in the Shopify 2018 MD&A).

G. Tabular Disclosure of Contractual Obligations

See Shopify 2018 MD&A, under the heading "Contractual Obligations and Contingencies", which section is incorporated by reference in this annual report on Form 40-F, for a tabular disclosure and discussion of contractual obligations.

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

EXHIBITS

The following documents are filed as exhibits to this annual report on Form 40-F:

Exhibit No.	Document
1.1	Annual Information Form for the year ended December 31, 2018
1.2	Audited Consolidated Financial Statements for the year ended December 31, 2018
1.3	Management’s Discussion and Analysis for the year ended December 31, 2018
23.1	Consent of PricewaterhouseCoopers LLP
31.1	Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibits 1.1, 1.2 and 1.3 of this Report on Form 6-K are incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on July 30, 2018 (File No. 333‐226444), the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on May 29, 2015 (File No. 333-204568) and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on May 12, 2016 (File No. 333-211305) (together, the "Registration Statements"). Exhibit 23.1 is incorporated by reference as an exhibit to the Registration Statements.

____________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Shopify Inc.
(Registrant)
Date:	February 12, 2019	By:	/s/ Joseph A. Frasca
Name: Joseph A. Frasca Title: SVP, General Counsel and Secretary

____________________________________________________________________________________

EXHIBIT INDEX

Exhibit No.	Document
1.1	Annual Information Form for the year ended December 31, 2018
1.2	Audited Consolidated Financial Statements for the year ended December 31, 2018
1.3	Management’s Discussion and Analysis for the year ended December 31, 2018
23.1	Consent of PricewaterhouseCoopers LLP
31.1	Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibits 1.1, 1.2 and 1.3 of this Report on Form 6-K are incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on July 30, 2018 (File No. 333‐226444), the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on May 29, 2015 (File No. 333-204568) and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on May 12, 2016 (File No. 333-211305) (together, the "Registration Statements"). Exhibit 23.1 is incorporated by reference as an exhibit to the Registration Statements.

_____________________________________________________________________________________