Form 40-F
period 2019-12-31
SHOPIFY INC.
filed 2020-02-12
CIK 1594805

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019        Commission File Number 001-37400

SHOPIFY INC.
(Exact name of Registrant as specified in its charter)

Canada
(Province or other jurisdiction of incorporation or organization)

7372
(Primary Standard Industrial Classification Code Number (if applicable))

30-0830605
(I.R.S. Employer Identification Number (if applicable))

150 Elgin Street, 8th Floor Ottawa, Ontario, Canada K2P 1L4
Attention: Joseph A. Frasca, Chief Legal Officer
613-241-2828
(Address and telephone number of Registrant's principal executive offices)

The Corporation Trust Company
1209 Orange St, Wilmington, DE 19808
(302) 658-7581
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies of all correspondence should be sent to:

Joseph A. Frasca
Chief Legal Officer
Shopify Inc.
150 Elgin Street, 8th Floor
Ottawa, ON K2P 1L4
Canada
Tel: (613) 241-2828

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Subordinate Voting Shares	SHOP	New York Stock Exchange

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

The Registrant had 104,518,173 Class A Subordinate Voting Shares and 11,910,802 Class B Multiple Voting Shares issued and outstanding as of December 31, 2019.

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

_____________________________________________________________________________________________________

PRIOR FILINGS MODIFIED AND SUPERSEDED

This annual report on Form 40-F of Shopify Inc. ("Shopify", "we", "our", the "Company" or the "Registrant") for the year ended December 31, 2019, at the time of filing with the U.S. Securities and Exchange Commission (the "SEC" or the "Commission"), modifies and supersedes all prior documents filed pursuant to Sections 13, 14 and 15(d) of the U.S. Securities Exchange Act of 1934 (as amended, the "Exchange Act") for purposes of any offers or sales of any securities after the date of this filing pursuant to any registration statement or prospectus filed pursuant to the U.S. Securities Act of 1933 (as amended, the "Securities Act") which incorporates by reference this annual report on Form 40-F (or any of the documents filed as Exhibits to this annual report on Form 40-F).

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

See Shopify's annual information form for the year ended December 31, 2019, attached as Exhibit 1.1 to this Annual Report on Form 40-F, under the heading "Forward-Looking Information" and Shopify's management’s discussion and analysis for the year ended December 31, 2019, attached as Exhibit 1.3 to this Annual Report on Form 40-F (the "Shopify 2019 MD&A"), under the heading "Forward-looking statements", for a discussion of forward-looking statements.

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

We, including the Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2019 and have concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2019. See “Disclosure Controls and Procedures and Internal Control Over Financial Reporting” in the Shopify 2019 MD&A, filed as Exhibit No. 1.3 to this Annual Report on Form 40-F.

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

We, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company’s internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, we, including the Chief Executive Officer and Chief Financial Officer, have determined that the Company’s internal control over financial reporting was effective as at December 31, 2019. Additionally, based on our assessment, we determined that there were no material weaknesses in the Company's internal control over financial reporting as at December 31, 2019. See “Management's Annual Report on Internal Control Over Financial Reporting”, which accompanies Shopify's audited consolidated financial statements as at December 31, 2019 and 2018 and for the years then ended (the "Shopify 2019 Financial Statements"), filed as Exhibit 1.2 to this Annual Report on Form 40-F.

Auditors' Report on Internal Control over Financial Reporting

The effectiveness of the Company's internal control over financial reporting as at December 31, 2019 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which accompanies Shopify 2019 Financial Statements, and is incorporated herein by reference.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2019, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

B. Identification of the Audit Committee

The board of directors of the Company (the "Board") has a separately designated standing audit committee (the "Audit Committee") established in accordance with section 3(a)(58)(A) of the Exchange Act. The Board has appointed three independent directors, Colleen Johnston (Chair), Robert Ashe, and Gail Goodman, to the Audit Committee.

C. Audit Committee Financial Expert

The Board has determined that Colleen Johnston, the Chair of the Audit Committee, is qualified as an "audit committee financial expert" within the meaning of Item 407 of Regulation S-K. The Board has further determined that all members of the Audit Committee are "independent" within the meaning of applicable Commission regulations and the listing standards of the New York Stock Exchange (the "NYSE").

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

E. Principal Accountant Fees and Services

The aggregate amounts paid or accrued by the Company with respect to fees payable to PricewaterhouseCoopers LLP, the auditors of the Company, for audit (including separate audits of wholly-owned and non-wholly owned entities, financings, regulatory reporting requirements and SOX related services), audit-related, tax and other services in the years ended December 31, 2019 and 2018 were as follows:

	Fiscal 2019 US$	Fiscal 2018 US$
	(in thousands)
Audit Fees	1,133	764
Audit-related Fees	—	—
Tax Fees	—	—
All Other Fees	3	2
Total	1,136	766

Audit Fees

Audit fees relate to the audit of our annual consolidated financial statements, the review of our quarterly condensed consolidated financial statements and services in connection with our registration statement on Form F-10 (related to our 2019 and 2018 public offerings of Class A subordinate voting shares).

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

The Audit Committee considered and agreed that the fees paid to the Company's auditors in the years ended December 31, 2019 and 2018 are compatible with maintaining the independence of the Company's auditors. The Audit Committee determined that, in order to ensure the continued independence of the auditors, only limited non-audit services will be provided to the Company by our auditors, PricewaterhouseCoopers LLP.

Since the implementation of the Audit Committee pre-approval process in November 2015, all audit and non-audit services rendered by our auditors have been pre-approved by the Audit Committee.

F. Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements, other than operating leases (which have been disclosed under "Contractual Obligations and Contingencies" in the Shopify 2019 MD&A).

G. Tabular Disclosure of Contractual Obligations

See Shopify 2019 MD&A, under the heading "Contractual Obligations and Contingencies", which section is incorporated by reference in this annual report on Form 40-F, for a tabular disclosure and discussion of contractual obligations.

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

EXHIBITS

The following documents are filed as exhibits to this annual report on Form 40-F:

Exhibit No.	Document
1.1	Annual Information Form for the year ended December 31, 2019
1.2	Audited Consolidated Financial Statements for the year ended December 31, 2019
1.3	Management’s Discussion and Analysis for the year ended December 31, 2019
23.1	Consent of PricewaterhouseCoopers LLP
31.1	Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibits 1.1, 1.2 and 1.3 of this Report on Form 40-F are incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Commission on July 30, 2018 (File No. 333‐226444), the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Commission on May 29, 2015 (File No. 333-204568), the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Commission on May 12, 2016 (File No. 333-211305), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Commission on October 17, 2019 (File No. 333-234241) (together, the "Registration Statements"). Exhibit 23.1 is incorporated by reference as an exhibit to the Registration Statements.

____________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Shopify Inc.
(Registrant)
Date:	February 12, 2020	By:	/s/ Joseph A. Frasca
Name: Joseph A. Frasca Title: Chief Legal Officer

____________________________________________________________________________________

EXHIBIT INDEX

Exhibit No.	Document
1.1	Annual Information Form for the year ended December 31, 2019
1.2	Audited Consolidated Financial Statements for the year ended December 31, 2019
1.3	Management’s Discussion and Analysis for the year ended December 31, 2019
23.1	Consent of PricewaterhouseCoopers LLP
31.1	Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibits 1.1, 1.2 and 1.3 of this Report on Form 40-F are incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Commission on July 30, 2018 (File No. 333‐226444), the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Commission on May 29, 2015 (File No. 333-204568), the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Commission on May 12, 2016 (File No. 333-211305), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Commission on October 17, 2019 (File No. 333-234241) (together, the "Registration Statements"). Exhibit 23.1 is incorporated by reference as an exhibit to the Registration Statements.

_____________________________________________________________________________________