Form 40-F
period 2020-12-31
SHOPIFY INC.
filed 2021-02-17
CIK 1594805

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    For the fiscal year ended December 31, 2020        Commission File Number 001-37400

SHOPIFY INC.
(Exact name of Registrant as specified in its charter)

Canada
(Province or other jurisdiction of incorporation or organization)

7372
(Primary Standard Industrial Classification Code Number (if applicable))

30-0830605
(I.R.S. Employer Identification Number (if applicable))

151 O'Connor Street, Ground Floor Ottawa, Ontario, Canada K2P 2L8
Attention: Joseph A. Frasca, Chief Legal Officer
613-241-2828
(Address and telephone number of Registrant's principal executive offices)

Corporation Service Company
251 Little Falls Drive, Wilmington, DE 19808-1674
(302) 636-5400
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies of all correspondence should be sent to:

Joseph A. Frasca
Chief Legal Officer
Shopify Inc.
151 O’Connor Street, Ground Floor
Ottawa, ON K2P 2L8
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
Class B Multiple Voting Shares
0.125% Convertible Senior Notes Due 2025
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

    ☒ Annual Information Form        ☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The Registrant had 110,929,570 Class A Subordinate Voting Shares and 11,599,301 Class B Multiple Voting Shares issued and outstanding as of December 31, 2020.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report:                  ☒

_____________________________________________________________________________________________________

PRIOR FILINGS MODIFIED AND SUPERSEDED

This Annual Report on Form 40-F of Shopify Inc. ("Shopify", "we", "our", the "Company" or the "Registrant") for the year ended December 31, 2020, at the time of filing with the U.S. Securities and Exchange Commission (the "SEC" or the "Commission"), modifies and supersedes all prior documents filed pursuant to Sections 13, 14 and 15(d) of the U.S. Securities Exchange Act of 1934 (as amended, the "Exchange Act") for purposes of any offers or sales of any securities after the date of this filing pursuant to any registration statement or prospectus filed pursuant to the U.S. Securities Act of 1933 (as amended, the "Securities Act") which incorporates by reference this Annual Report on Form 40-F (or any of the documents filed as Exhibits to this Annual Report on Form 40-F).

FORWARD-LOOKING STATEMENTS

Shopify has made in this Annual Report on Form 40-F and the documents filed as Exhibits hereto, and from time to time may otherwise make, forward-looking statements under the provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Exchange Act, and forward-looking information within the meaning of applicable Canadian securities legislation.

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

See Shopify's annual information form for the year ended December 31, 2020, attached as Exhibit 1.1 to this Annual Report on Form 40-F, under the heading "Forward-Looking Information" and Shopify's management’s discussion and analysis for the year ended December 31, 2020, attached as Exhibit 1.3 to this Annual Report on Form 40-F (the "Shopify 2020 MD&A"), under the heading "Forward-looking statements", for a discussion of forward-looking statements.

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

We, including the Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2020 and have concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2020. See “Disclosure Controls and Procedures and Internal Control Over Financial Reporting” in the Shopify 2020 MD&A, filed as Exhibit No. 1.3 to this Annual Report on Form 40-F.

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

We, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company’s internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, we, including the Chief Executive Officer and Chief Financial Officer, have determined that the Company’s internal control over financial reporting was effective as at December 31, 2020. Additionally, based on our assessment, we determined that there were no material weaknesses in the Company's internal control over financial reporting as at December 31, 2020. See “Management's Annual Report on Internal Control Over Financial Reporting”, which accompanies Shopify's audited consolidated financial statements as at December 31, 2020 and 2019 and for the years then ended (the "Shopify 2020 Financial Statements"), filed as Exhibit 1.2 to this Annual Report on Form 40-F.

    Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of the Company's internal control over financial reporting as at December 31, 2020 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which accompanies Shopify 2020 Financial Statements, and is incorporated herein by reference.

    Changes in Internal Control over Financial Reporting

During the year ended December 31, 2020, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

D. Code of Ethics

The Company’s code of ethics, the Shopify Code of Conduct, is applicable to all of its directors, officers and employees, including the Chief Executive Officer, Chief Financial Officer, Controller, and persons performing similar functions. The Shopify Code of Conduct, as amended, is available on the Company’s website at https://investors.shopify.com/governance/governance-documents/default.aspx. Except for the Shopify Code of Conduct, and notwithstanding any reference to Shopify's website or other websites in this Annual Report on Form 40-F or in the documents incorporated by reference herein or attached as Exhibits hereto, no information contained on the Company's website or any other site shall be incorporated by reference in this Annual Report on Form 40-F or in the documents incorporated by reference herein or attached as Exhibits hereto.

E. Principal Accountant Fees and Services

The aggregate amounts paid or accrued by the Company with respect to fees payable to PricewaterhouseCoopers LLP, the independent registered public accounting firm of the Company, for audit (including separate audits of wholly-owned and non-wholly owned entities, financings, regulatory reporting requirements and SOX related services), audit-related, tax and other services in the years ended December 31, 2020 and 2019 were as follows:

	Fiscal 2020 US$	Fiscal 2019 US$
	(in thousands)
Audit Fees	1,461	1,133
Audit-related Fees	—	—
Tax Fees	39	—
All Other Fees	2	3
Total	1,502	1,136

Audit Fees

Audit fees relate to the audit of our annual consolidated financial statements, the review of our quarterly condensed consolidated financial statements and services in connection with our Registration Statement on Form F-10 (related to our 2020 and 2019 public offerings of Class A subordinate voting shares and 2020 offering of 0.125% Convertible Senior Notes due 2025).

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

Audit Committee Pre-Approval Policies and Procedures

From time to time, management recommends to and requests approval from the Audit Committee for audit and non-audit services to be provided by the Company's independent registered public accounting firm. The Audit Committee considers such requests, if applicable, on a quarterly basis, and if acceptable, pre-approves such audit and non-audit services. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the Company's registered public accounting firm.

The Audit Committee considered and agreed that the fees paid to the Company's independent registered public accounting firm in the years ended December 31, 2020 and 2019 are compatible with maintaining the independence of the Company's registered public accounting firm. The Audit Committee determined that, in order to ensure the continued independence of the registered public accounting firm, only limited non-audit services will be provided to the Company by our independent registered public accounting firm, PricewaterhouseCoopers LLP.

Since the implementation of the Audit Committee pre-approval process in November 2015, all audit and non-audit services rendered by our independent registered public accounting firm have been pre-approved by the Audit Committee.

F. Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements, other than operating leases (which have been disclosed under "Contractual Obligations and Contingencies" in the Shopify 2020 MD&A).

G. Tabular Disclosure of Contractual Obligations

See Shopify 2020 MD&A, under the heading "Contractual Obligations and Contingencies", which section is incorporated by reference in this Annual Report on Form 40-F, for a tabular disclosure and discussion of contractual obligations.

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

EXHIBITS

The following documents are filed as exhibits to this Annual Report on Form 40-F:

Exhibit No.	Document
1.1	Annual Information Form for the year ended December 31, 2020
1.2	Audited Consolidated Financial Statements as at and for the years ended December 31, 2020 and 2019
1.3	Management’s Discussion and Analysis for the year ended December 31, 2020
23.1	Consent of PricewaterhouseCoopers LLP
31.1	Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	Interactive Data File (formatted an Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

Exhibits 1.1, 1.2 and 1.3 of this Annual Report on Form 40-F are incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Commission on July 28, 2020 (File No. 333‐240142), the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Commission on May 29, 2015 (File No. 333-204568), the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Commission on May 12, 2016 (File No. 333-211305), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Commission on October 17, 2019 (File No. 333-234241) (together, the "Registration Statements"). Exhibit 23.1 is incorporated by reference as an exhibit to the Registration Statements.

____________________________________________________________________________________

SIGNATURES

    Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Shopify Inc.
(Registrant)
Date: February 17, 2021	By:	/s/ Joseph A. Frasca
Name: Joseph A. Frasca Title: Chief Legal Officer
____________________________________________________________________________________