Form 40-F
period 2021-12-31
SHOPIFY INC.
filed 2022-02-16
CIK 1594805

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    For the fiscal year ended December 31, 2021        Commission File Number 001-37400

SHOPIFY INC.
(Exact name of Registrant as specified in its charter)

Canada
(Province or other jurisdiction of incorporation or organization)

7372
(Primary Standard Industrial Classification Code Number (if applicable))

98-0486686
(I.R.S. Employer Identification Number (if applicable))

151 O'Connor Street, Ground Floor Ottawa, Ontario, Canada K2P 2L8
Attention: Jessica Hertz, General Counsel and Corporate Secretary
613-241-2828
(Address and telephone number of Registrant's principal executive offices)

Corporation Service Company
251 Little Falls Drive, Wilmington, DE 19808-1674
(302) 636-5400
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies of all correspondence should be sent to:

Jessica Hertz
General Counsel and Corporate Secretary
Shopify Inc.
151 O'Connor Street, Ground Floor
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

The Registrant had 113,954,492 Class A Subordinate Voting Shares and 11,942,667 Class B Multiple Voting Shares issued and outstanding as of December 31, 2021.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report:                  ☒

_____________________________________________________________________________________________________

PRIOR FILINGS MODIFIED AND SUPERSEDED

This Annual Report on Form 40-F of Shopify Inc. ("Shopify", "we", "our", the "Company" or the "Registrant") for the year ended December 31, 2021, at the time of filing with the U.S. Securities and Exchange Commission (the "SEC" or the "Commission"), modifies and supersedes all prior documents filed pursuant to Sections 13, 14 and 15(d) of the U.S. Securities Exchange Act of 1934 (as amended, the "Exchange Act") for purposes of any offers or sales of any securities after the date of this filing pursuant to any registration statement or prospectus filed pursuant to the U.S. Securities Act of 1933 (as amended, the "Securities Act") which incorporates by reference this Annual Report on Form 40-F (or any of the documents filed as Exhibits to this Annual Report on Form 40-F).

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

See Shopify's annual information form for the year ended December 31, 2021, attached as Exhibit 1.1 to this Annual Report on Form 40-F, under the heading "Forward-Looking Information" and Shopify's management's discussion and analysis for the year ended December 31, 2021, attached as Exhibit 1.3 to this Annual Report on Form 40-F (the "Shopify 2021 MD&A"), under the heading "Forward-looking Statements", for a discussion of forward-looking statements.

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

    Disclosure Controls and Procedures

Management of the Company, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining disclosure controls and procedures (as defined by the Commission in Rule 13a-15(e) under the Exchange Act) for the Company to ensure that material information relating to the Company, including its consolidated subsidiaries, that is required to be made known to the Chief Executive Officer and Chief Financial Officer by others within the Company and disclosed by the Company in reports filed or submitted by it under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms; and (ii) accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

We, including the Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2021 and have concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2021. See “Disclosure Controls and Procedures and Internal Control Over Financial Reporting” in the Shopify 2021 MD&A, filed as Exhibit 1.3 to this Annual Report on Form 40-F.

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

We, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company’s internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, we, including the Chief Executive Officer and Chief Financial Officer, have determined that the Company’s internal control over financial reporting was effective as at December 31, 2021. Additionally, based on our assessment, we determined that there were no material weaknesses in the Company's internal control over financial reporting as at December 31, 2021. See "Management's Annual Report on Internal Control Over Financial Reporting", which accompanies Shopify's audited consolidated financial statements as at December 31, 2021 and 2020 and for the years then ended (the "Shopify 2021 Financial Statements"), filed as Exhibit 1.2 to this Annual Report on Form 40-F.

    Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of the Company's internal control over financial reporting as at December 31, 2021 has been audited by PricewaterhouseCoopers LLP (PCAOB ID No. 271), an independent registered public accounting firm, as stated in their report, which accompanies the Shopify 2021 Financial Statements, and is incorporated herein by reference.

    Changes in Internal Control over Financial Reporting

During the year ended December 31, 2021, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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

D. Code of Ethics

The Company's code of ethics, the Shopify Code of Conduct, is applicable to all of its directors, officers and employees, including the Chief Executive Officer, Chief Financial Officer, Controller, and persons performing similar functions. The Shopify Code of Conduct, as amended, is available on the Company's website at https://investors.shopify.com/governance/governance-documents/default.aspx. Except for the Shopify Code of Conduct, and notwithstanding any reference to Shopify's website or other websites in this Annual Report on Form 40-F or in the documents incorporated by reference herein or attached as Exhibits hereto, no information contained on the Company's website or any other site shall be incorporated by reference in this Annual Report on Form 40-F or in the documents incorporated by reference herein or attached as Exhibits hereto.

E. Principal Accountant Fees and Services

The aggregate amounts paid or accrued by the Company with respect to fees payable to PricewaterhouseCoopers LLP, the independent registered public accounting firm of the Company, for audit (including separate audits of wholly-owned and non-wholly owned entities, financings, regulatory reporting requirements and SOX related services), audit-related, tax and other services in the years ended December 31, 2021 and 2020 were as follows:

	Fiscal 2021 US$	Fiscal 2020 US$
	(in thousands)
Audit Fees	1,664	1,461
Audit-related Fees	—	—
Tax Fees	53	39
All Other Fees	7	2
Total	1,724	1,502

Audit Fees

Audit fees relate to the audit of our annual consolidated financial statements, the review of our quarterly condensed consolidated financial statements, statutory audits of certain of our wholly-owned subsidiaries' financial statements, and services in connection with our Registration Statement on Form F-10 (related to our 2021 and 2020 public offerings of Class A subordinate voting shares and 2020 offering of 0.125% Convertible Senior Notes due 2025).

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

The Audit Committee considered and agreed that the fees paid to the Company's independent registered public accounting firm in the years ended December 31, 2021 and 2020 are compatible with maintaining the independence of the Company's registered public accounting firm. The Audit Committee determined that, in order to ensure the continued independence of the registered public accounting firm, only limited non-audit services will be provided to the Company by our independent registered public accounting firm,

PricewaterhouseCoopers LLP.

Since the implementation of the Audit Committee pre-approval process in November 2015, all audit and non-audit services rendered by our independent registered public accounting firm have been pre-approved by the Audit Committee.

F. Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements, other than operating leases and other unconditional purchase obligations (which have been disclosed under "Contractual Obligations and Contingencies" in the Shopify 2021 MD&A).

G. Tabular Disclosure of Contractual Obligations

See the Shopify 2021 MD&A, under the heading "Contractual Obligations and Contingencies", which section is incorporated by reference in this Annual Report on Form 40-F, for a tabular disclosure and discussion of contractual obligations.

H. NYSE Exemptions

Section 310.00 of the NYSE Listed Company Manual generally requires that a listed company's by-laws provide for a quorum for any meeting of the holders of the company's common shares that is sufficiently high to ensure a representative vote. Pursuant to the NYSE corporate governance rules we, as a foreign private issuer, have elected to comply with practices that are permitted under Canadian law in lieu of the provisions of Section 310.00. Our by-laws provide that the holders of at least 25% of the shares entitled to vote at the meeting, present in person or represented by proxy, and at least two persons entitled to vote at the meeting, present in person or represented by proxy, constitutes a quorum.

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

EXHIBITS

The following documents are filed as Exhibits to this Annual Report on Form 40-F:

Exhibit No.	Document
1.1	Annual Information Form for the year ended December 31, 2021
1.2	Audited Consolidated Financial Statements as at and for the years ended December 31, 2021 and 2020
1.3	Management's Discussion and Analysis for the year ended December 31, 2021
23.1	Consent of PricewaterhouseCoopers LLP
31.1	Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	Interactive Data File (formatted an Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

Exhibits 1.1, 1.2 and 1.3 of this Annual Report on Form 40-F are incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Commission on July 27, 2021 (File No. 333‐258189), the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on May 29, 2015 (File No. 333-204568), the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Commission on May 12, 2016 (File No. 333-211305), the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Commission on October 17, 2019 (File No. 333-234241), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Commission on July 28, 2021 (File No. 333-258230) (together, the "Registration Statements"). Exhibit 23.1 is incorporated by reference as an exhibit to the Registration Statements.

____________________________________________________________________________________

SIGNATURES

    Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Shopify Inc.
(Registrant)
Date: February 16, 2022	By:	/s/ Jessica Hertz
Name: Jessica Hertz Title: General Counsel and Corporate Secretary
____________________________________________________________________________________