Form 40-F
period 2022-12-31
SHOPIFY INC.
filed 2023-02-16
CIK 1594805

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    For the fiscal year ended December 31, 2022        Commission File Number 001-37400

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

The Registrant had 1,195,697,614 Class A Subordinate Voting Shares, 79,430,952 Class B Restricted Voting Shares and 1 Founder Share issued and outstanding as of December 31, 2022.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report:                  ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.         ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).                                                 ☐

PRIOR FILINGS MODIFIED AND SUPERSEDED

This Annual Report on Form 40-F of Shopify Inc. ("Shopify", "we", "our", the "Company" or the "Registrant") for the year ended December 31, 2022, at the time of filing with the U.S. Securities and Exchange Commission (the "SEC" or the "Commission"), modifies and supersedes all prior documents filed pursuant to Sections 13, 14 and 15(d) of the U.S. Securities Exchange Act of 1934 (as amended, the "Exchange Act") for purposes of any offers or sales of any securities after the date of this filing pursuant to any registration statement or prospectus filed pursuant to the U.S. Securities Act of 1933 (as amended, the "Securities Act") which incorporates by reference this Annual Report on Form 40-F (or any of the documents filed as Exhibits to this Annual Report on Form 40-F).

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

See Shopify's annual information form for the year ended December 31, 2022, attached as Exhibit 1.1 to this Annual Report on Form 40-F, under the heading "Forward-Looking Information" and Shopify's management's discussion and analysis for the year ended December 31, 2022, attached as Exhibit 1.3 to this Annual Report on Form 40-F (the "Shopify 2022 MD&A"), under the heading "Forward-looking Statements", for a discussion of forward-looking statements.

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

We, including the Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2022 and have concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2022. See “Disclosure Controls and Procedures and Internal Control Over Financial Reporting” in the Shopify 2022 MD&A, filed as Exhibit 1.3 to this Annual Report on Form 40-F.

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

We, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company’s internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, we, including the Chief Executive Officer and Chief Financial Officer, have determined that the Company’s internal control over financial reporting was effective as at December 31, 2022. Additionally, based on our assessment, we determined that there were no material weaknesses in the Company's internal control over financial reporting as at December 31, 2022. See "Management's Annual Report on Internal Control Over Financial Reporting", which accompanies Shopify's audited consolidated financial statements as at December 31, 2022 and 2021 and for the years then ended (the "Shopify 2022 Financial Statements"), filed as Exhibit 1.2 to this Annual Report on Form 40-F.

We have excluded Deliverr Inc. from our assessment of internal control over financial reporting as at December 31, 2022 because they were acquired by the Company in a purchase business combination during 2022. Deliverr Inc. is a wholly-owned subsidiary whose total assets and total revenues represent 1% and 2%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2022.

    Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of the Company's internal control over financial reporting as at December 31, 2022 has been audited by PricewaterhouseCoopers LLP (PCAOB ID No. 271), an independent registered public accounting firm, as stated in their report, which accompanies the Shopify 2022 Financial Statements, and is filed as Exhibit 1.2 to this Annual Report on Form 40-F.

    Changes in Internal Control over Financial Reporting

In the year ended December 31, 2022, we migrated certain financial reporting systems and their accompanying financial information between cloud environments, which included changes to our underlying information technology infrastructure and internal controls over financial reporting.

Other than the system migration as described above, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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

E. Principal Accountant Fees and Services

The aggregate amounts paid or accrued by the Company with respect to fees payable to PricewaterhouseCoopers LLP, the independent registered public accounting firm of the Company, for audit (including separate audits of wholly-owned and non-wholly owned entities, financings, regulatory reporting requirements and SOX related services), audit-related, tax and other services in the years ended December 31, 2022 and 2021 were as follows:

	Fiscal 2022 US$	Fiscal 2021 US$
	(in thousands)
Audit Fees	3,549	1,664
Audit-related Fees	—	—
Tax Fees	106	53
All Other Fees	32	7
Total	3,687	1,724

Audit Fees

Audit fees relate to the audit of our annual consolidated financial statements, the review of our unaudited interim condensed consolidated financial statements, statutory audits of certain of our wholly-owned subsidiaries' financial statements, and services in connection with regulatory prospectus filings in Canada, and our Registration Statements on Form F-10 (related to our 2021 public offering of Class A subordinate voting shares) and Form S-8.

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

The Audit Committee considered and agreed that the fees paid to the Company's independent registered public accounting firm in the years ended December 31, 2022 and 2021 are compatible with maintaining the independence of the Company's registered public accounting firm. The Audit Committee determined that, in order to ensure the continued independence of the registered public accounting firm, only limited non-audit services will be provided to the Company by our independent registered public accounting firm, PricewaterhouseCoopers LLP.

Since the implementation of the Audit Committee pre-approval process in November 2015, all audit and non-audit services rendered by our independent registered public accounting firm have been pre-approved by the Audit Committee.

F. Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements, other than operating leases and other unconditional purchase obligations (which have been disclosed under "Contractual Obligations" in the Shopify 2022 MD&A).

G. Tabular Disclosure of Contractual Obligations

See the Shopify 2022 MD&A, under the heading "Contractual Obligations", which section is incorporated by reference in this Annual Report on Form 40-F, for a tabular disclosure and discussion of contractual obligations.

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

EXHIBITS

The following documents are filed as Exhibits to this Annual Report on Form 40-F:

Exhibit No.	Document
1.1	Annual Information Form for the year ended December 31, 2022
1.2	Audited Consolidated Financial Statements as at and for the years ended December 31, 2022 and 2021
1.3	Management's Discussion and Analysis for the year ended December 31, 2022
23.1	Consent of PricewaterhouseCoopers LLP
31.1	Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

Exhibits 1.1, 1.2 and 1.3 of this Annual Report on Form 40-F are incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Commission on September 9, 2022 (File No. 333‐267353), the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on May 29, 2015 (File No. 333-204568), the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Commission on May 12, 2016 (File No. 333-211305), the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Commission on October 17, 2019 (File No. 333-234241), the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Commission on July 28, 2021 (File No. 333-258230), the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Commission on July 20, 2022 (File No. 333-266243) and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Commission on September 9, 2022 (File No. 333-267364) (together, the "Registration Statements"). Exhibit 23.1 is incorporated by reference as an exhibit to the Registration Statements.

____________________________________________________________________________________

SIGNATURES

    Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Shopify Inc.
(Registrant)
Date: February 16, 2023	By:	/s/ Jessica Hertz
Name: Jessica Hertz Title: General Counsel and Corporate Secretary
____________________________________________________________________________________