Form 40-F
period 2023-12-31
SHOPIFY INC.
filed 2024-02-13
CIK 1594805

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    For the fiscal year ended December 31, 2023        Commission File Number 001-37400

SHOPIFY INC.
(Exact name of Registrant as specified in its charter)

Canada
(Province or other jurisdiction of incorporation or organization)

7372
(Primary Standard Industrial Classification Code Number (if applicable))

98-0486686
(I.R.S. Employer Identification Number (if applicable))

151 O'Connor Street, Ground Floor Ottawa, Ontario, Canada K2P 2L8
Attention: Michael L. Johnson, Corporate Secretary
613-241-2828 Ext. 1045
(Address and telephone number of Registrant's principal executive offices)

Corporation Service Company
251 Little Falls Drive, Wilmington, DE 19808-1674
(302) 636-5400
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies of all correspondence should be sent to:

Michael L. Johnson
Corporate Secretary
Shopify Inc.
151 O'Connor Street, Ground Floor
Ottawa, ON K2P 2L8
Canada
Tel: (613) 241-2828 Ext. 1045

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
Class B Restricted Voting Shares
0.125% Convertible Senior Notes Due 2025
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

    ☒ Annual Information Form        ☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

The Registrant had 1,207,318,947 Class A Subordinate Voting Shares, 79,251,346 Class B Restricted Voting Shares and 1 Founder Share issued and outstanding as of December 31, 2023.

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

This Annual Report on Form 40-F of Shopify Inc. ("Shopify", "we", "our", the "Company" or the "Registrant") for the year ended December 31, 2023, at the time of filing with the U.S. Securities and Exchange Commission (the "SEC" or the "Commission"), modifies and supersedes all prior documents filed pursuant to Sections 13, 14 and 15(d) of the U.S. Securities Exchange Act of 1934 (as amended, the "Exchange Act") for purposes of any offers or sales of any securities after the date of this filing pursuant to any registration statement or prospectus filed pursuant to the U.S. Securities Act of 1933 (as amended, the "Securities Act") which incorporates by reference this Annual Report on Form 40-F (or any of the documents filed as Exhibits to this Annual Report on Form 40-F).

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

See Shopify's annual information form for the year ended December 31, 2023, attached as Exhibit 1.1 to this Annual Report on Form 40-F, under the heading "Forward-Looking Information" and Shopify's management's discussion and analysis for the year ended December 31, 2023, attached as Exhibit 1.3 to this Annual Report on Form 40-F (the "Shopify 2023 MD&A"), under the heading "Forward-looking Statements", for a discussion of forward-looking statements.

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

We, including the Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2023 and have concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2023. See “Disclosure Controls and Procedures and Internal Control Over Financial Reporting” in the Shopify 2023 MD&A, filed as Exhibit 1.3 to this Annual Report on Form 40-F.

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

We, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company’s internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we, including the Chief Executive Officer and Chief Financial Officer, have determined that the Company’s internal control over financial reporting was effective as of December 31, 2023. Additionally, based on our assessment, we determined that there were no material weaknesses in the Company's internal control over financial reporting as of December 31, 2023. See "Management's Annual Report on Internal Control Over Financial Reporting", which accompanies Shopify's audited consolidated financial statements as of December 31, 2023 and 2022 and for the years then ended (the "Shopify 2023 Financial Statements"), filed as Exhibit 1.2 to this Annual Report on Form 40-F.

    Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of the Company's internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP (PCAOB ID No. 271), an independent registered public accounting firm, as stated in their report, which accompanies the Shopify 2023 Financial Statements, and is filed as Exhibit 1.2 to this Annual Report on Form 40-F.

    Changes in Internal Control over Financial Reporting

During the year ended December 31, 2023, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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

E. Principal Accountant Fees and Services

The aggregate amounts paid or accrued by the Company with respect to fees payable to PricewaterhouseCoopers LLP, the independent registered public accounting firm of the Company, for audit (including separate audits of wholly-owned and non-wholly owned entities, financings, regulatory reporting requirements and SOX related services), audit-related, tax and other services in the years ended December 31, 2023 and 2022 were as follows:

	Fiscal 2023 US$	Fiscal 2022 US$
	(in thousands)
Audit Fees	3,516	3,549
Audit-related Fees	—	—
Tax Fees	73	106
All Other Fees	3	32
Total	3,592	3,687

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

Tax Fees

Tax fees relate to assistance with tax compliance, tax planning and various tax advisory services.

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

The Audit Committee considered and agreed that the fees paid to the Company's independent registered public accounting firm in the years ended December 31, 2023 and 2022 are compatible with maintaining the independence of the Company's registered public accounting firm. Since the implementation of the Audit Committee pre-approval process in November 2015, all audit and non-audit services rendered by our independent registered public accounting firm have been pre-approved by the Audit Committee.

F. Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements, other than operating leases and other unconditional purchase obligations (which have been disclosed under "Contractual Obligations" in the Shopify 2023 MD&A).

G. Tabular Disclosure of Contractual Obligations

See the Shopify 2023 MD&A, under the heading "Contractual Obligations", which section is incorporated by reference in this Annual Report on Form 40-F, for a tabular disclosure and discussion of contractual obligations.

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

EXHIBITS

The following documents are filed as Exhibits to this Annual Report on Form 40-F:

Exhibit No.	Document
1.1	Annual Information Form for the year ended December 31, 2023
1.2	Audited Consolidated Financial Statements as of and for the years ended December 31, 2023 and 2022
1.3	Management's Discussion and Analysis for the year ended December 31, 2023
23.1	Consent of PricewaterhouseCoopers LLP
31.1	Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Clawback Policy
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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

Shopify Inc.
(Registrant)
Date: February 13, 2024	By:	/s/ Michael L. Johnson
Name: Michael L. Johnson Title: Corporate Secretary
____________________________________________________________________________________